EXHIBIT 99.E

DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA

DATED MARCH 19, 2020

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2019. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

TABLE OF CONTENTS

SUMMARY INFORMATION	3

REPUBLIC OF SOUTH AFRICA	5
Area and Population	5
Government and Political Parties	5
Legal System	7
International Relations	11
Public Health	13

THE SOUTH AFRICAN ECONOMY	15
Overview	15
Gross Domestic Product (GDP)	17
Gross Domestic Expenditure (GDE)	20
Principal Sectors of the Economy	21
Public Sector Enterprises	29
Development Finance Institutions (DFIs)	38
Informal Sector of the Economy	38
Employment and Trade Unions	39
Inflation and Wages	42

MONETARY AND FINANCIAL SYSTEM	43
The South African Reserve Bank (SARB)	43
Monetary Policy	44
Financial System Stability	47
Regulation of the Financial Sector	47
Structure of the Banking Industry	49
Capital Markets	52
Exchange Controls	52
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	54

THE EXTERNAL SECTOR OF THE ECONOMY	54
Foreign Trade	54
Financial Account	58
Reserves and Exchange Rates	60

PUBLIC FINANCE	62
Background	62
The Budget Process	66
Medium Term Budget Policy Statement (MTBPS)	67
2020 MTEF	69
2020-2021 National Budget and Consolidated Government Budgets	69
2019-2020 National Budget and Consolidated Government Budgets	75
Financing	82

NATIONAL GOVERNMENT DEBT	82
General	82
Summary of Internal National Government Debt	83
Summary of External National Government Debt	84
Financing	85
Financing of the Net Borrowing Requirement of the National Government	85
Guaranteed Debt	86
Debt-Service Costs	86
Debt Record	87

TABLES AND SUPPLEMENTARY INFORMATION	88

In this document, the government of the Republic of South Africa is referred to as the “National Government,” “the Government” or the “South African Government”. The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2016 through March 19, 2020. On March 19, 2020, the exchange rate, as reported by the South African Reserve Bank (SARB), was R17.3757 per Dollar (or 5.7552 US cents per Rand).

The Republic’s fiscal year begins on April 1 and ends on March 31. For example, the 2019 fiscal year refers to the fiscal year beginning April 1, 2018 and ending March 31, 2019. Economic data presented in this description is presented on a calendar year basis unless reference is made to the relevant fiscal year or the fiscal year is otherwise indicated by the context. For example, fiscal data referring to the “first quarter” of 2019 refers to data as at, or for the three months ended, June 30, 2019. Economic data referring to the “first quarter” of 2019, by contrast, refers to data as at, or for the three months ended, March 31, 2019.

Unless otherwise indicated, references to gross domestic product (GDP) are to real GDP, calculated using constant prices in order to adjust for inflation (with 2010 as a base year), and % changes in GDP refer to changes as compared to the previous year or the same quarter of the previous year, unless otherwise indicated.

Unless otherwise stated herein, references in this description to the 2019-2020 Budget are to the 2019-2020 National Budget as released on February 20, 2019 and not as amended by the Medium-Term Budget Policy Statement (MTBPS) released on October 30, 2019. References to the 2019-2020 Consolidated Government Budget, which includes the 2019-2020 National Budget as part thereof, shall be construed accordingly.

Some figures included in this document have been subject to rounding adjustments. As a result, sum totals of data presented in this document may not precisely equate to the arithmetic sum of the data being totaled.

A NOTE ON SEASONALLY ADJUSTED AND ANNUALIZED INFORMATION

Some of the figures included in this document have been subject to seasonal adjustment and/or annualization.

Seasonal adjustment is a method to account for and eliminate the estimated effects of normal seasonal variation from a series of data, so that the effects of other influences on the series can be more clearly recognized and defined. Depending on the nature of the seasonal pattern, seasonal adjustment is accomplished either by the multiplicative method (i.e., each value of a time series is adjusted by dividing by a seasonal index that represents the percentage of the normal value typically observed in that season) or the additive method (i.e., each value of a time series is adjusted by adding or subtracting a quantity that represents the absolute amount by which the value in that season of the year tends to be below or above normal, as estimated from past data).

The aim of annualization is to reflect what the real growth rate would be if the prevailing growth rate were to be sustained for a year. Annualized information is calculated as the quarterly data multiplied by four, while the annualized growth rates are derived by raising the change in a given quarter from the previous quarter to the power of four.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

Selected Economic Indicators

	As of and for the year ended December 31,					As of and for the nine months ended September 30,(1)
	2014	2015	2016	2017	2018	2019
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal GDP(2)	3,805,350	4,049,884	4,359,061	4,653,579	4,873,899	5,036,312	*
Real GDP(3)	3,028,090	3,064,236	3,076,466	3,119,984	3,144,539	3,152,205	*
Real % change from prior year	1.8	1.2	0.4	1.4	0.8	0.3
Unemployment rate (%)	25.1%	25.4%	26.7%	27.5%	27.1%	29.1%

Balance of payments
Current account	(192,966)	(187,006)	(125,102)	(118,234)	(172,962)	(149,837	)**
Financial account	248,263	209,344	131,432	109,961	142,051	111,286	**
Change in gross gold and other foreign reserves	48,335	145,369	(66,069)	(23,047)	117,556	91,886	**
Rand/Dollar exchange rate (average)	10.84	12.76	14.71	13.31	13.23	14.36
Consumer prices (2016/12=100)	88.0	92.0	97.8	103.0	107.8	111.7
Producer prices (2016/12=100)	88.1	91.3	97.8	102.5	108.1	112.7

*                                         Estimate based on the nine months ended September 30, 2019, seasonally adjusted and annualized.

**                                  Cumulative numbers up to September 30, 2019, not seasonally adjusted.

	As of and for the fiscal year ended March 31,
	2015	2016	2017	2018(5)	2019(6)

Main Government Revenue	965,456.9	1,076,234.4	1,137,896.4	1,196,399.1	1,359,084.4
% of GDP(2)	25.0%	26.1%	25.8%	25.34%	25.91%
Main Government Expenditure	1,131,900.1	1,244,622.9	1,305,486.2	1,404,985.9	1,506,729.0
% of GDP(2)	29.3%	30.2%	29.6%	29.76%	30.62%
Main Budget Deficit	(166,443.2)	(168,388.5)	(167,589.80)	(208,587)	(231,484)
% of GDP(2)	(4.31)%	(4.08)%	(3.80)%	(4.4)%	(4.7)%
Net borrowing requirement	166,443.2	168,388.5	167,589.80	208,586.8	231,483.7
Change in cash and other balances(4)	(8,500.8)	13,020.5	(25,982.30)	(29,032.2)	24,732.3

Notes:

N/A = not available

(1)                                 First half of 2019, seasonally adjusted and annualized.

(2)                                 At market prices.

(3)                                 At constant 2010 prices.

(4)                                 The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the SARB and the Tax and Loans Accounts with commercial banks).

(5)                                 Final outcome for fiscal year 2018, as reflected in the MTBPS (October 2019).

(6)                                 Estimates as revised and reflected in the MTBPS (October 2019).

Source: National Treasury, SARB and Statistics SA (Stats SA).

The estimates included in this Annual Report are based on the 1993 System of National Accounts (SNA) published by the United Nations in cooperation with other international organizations. This means that the methodology, concepts and classifications are in accordance with the latest guidelines of an internationally agreed system of national accounts. The estimates of real GDP are expressed in terms of a 2010 base year. Revision of the estimates for all components of the national accounts is done from time to time based on the availability of data.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the north east, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.

South Africa comprises of nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

According to the racial classifications that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population is approximately 58.78 million as at June 30, 2019, of which 30 million, representing 51.2% of the population, are female. Approximately 80.8% are Black African, 8.8% are Coloured, 2.4% are Indian/Asian and 7.9% are White. The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape (which includes Cape Town) and the Port Elizabeth/Uitenhage area of the Eastern Cape.

South Africa has a diverse population consisting of Afrikaans and English-speaking Whites, Asians (including Indians), Coloureds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2011, isiZulu is the mother tongue of 22.6% of the population, followed by isiXhosa at 15.9%, Sepedi at 9.1%, Afrikaans at 7.9%, and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.5%.

Government and Political Parties

Following the repeal of apartheid legislation, South Africa held its first fully democratic national election on April 27, 1994.

On May 10, 1994, Mr. Nelson Mandela, who had previously been elected as president of the ANC, was inaugurated as South Africa’s first black president. Mr. Mandela served until his deputy, Mr. Thabo Mbeki succeeded him on June 14, 1999. Mr. Mbeki resigned from the presidency on September 24, 2008, and Mr. Kgalema Motlanthe served as interim President between September 25, 2008 and May 9, 2009.

On May 24, 2009, following the ANC’s victory in the elections, Mr. Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic, while Mr. Cyril Ramaphosa was elected as Deputy President.

In October 2017, the Supreme Court of Appeals ruled that former President Zuma had to face 18 counts of corruption, fraud, racketeering and money laundering. On February 14, 2018, former President Zuma resigned as President of the Republic of South Africa. On March 16, 2018, the National Prosecuting Authority announced the decision to prosecute former President Zuma on 16 charges of corruption, racketeering and money laundering. In November 2018, former President Zuma submitted a court application for a permanent stay of his prosecution. On October 11, 2019, the Kwa Zulu-Natal High Court: Pietermaritzburg, dismissed the application for permanent stay of prosecution. In December 2019, former President Zuma petitioned the Supreme Court of Appeal of South Africa to challenge the dismissal of his application for a permanent stay of prosecution. It is unclear whether the Supreme Court of Appeal of South Africa will agree to hear his appeal.  In February 2020, an arrest warrant was issued for former President Zuma.

Following former President Zuma’s resignation, Mr. Cyril Ramaphosa ran unopposed and was elected on February 15, 2018 as the president of South Africa by the National Assembly. On October 9, 2018, the President

appointed Mr. Tito Titus Mboweni as Minister of Finance to replace Mr. Nhlanhla Nene who resigned. Mr. Mboweni previously served as a Governor of the South African Reserve Bank.

President Ramaphosa was inaugurated on May 29, 2019 for his first full-term as President of the Republic of South Africa following the ANC’s victory in the 2019 National and Provincial election. President Ramaphosa appointed Mr. David Mabuza as the Deputy-President and reduced his cabinet from 36 Ministers to 28 with the amalgamation of several portfolios.

Constitution

The current Constitution was adopted in 1996 and was phased in between 1997 and 1999. The Constitution provides for elections every five years as well as for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces (NCOP).

The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned.

The National Assembly is mandated by the Constitution to choose the President, provide a national forum for public consideration of issues, pass legislation, scrutinize and oversee executive action, maintain oversight of the bodies and institutions established by Chapter 9 of the Constitution, and ensure that Members of Cabinet are accountable collectively and individually to Parliament for the exercise of theirs powers and the performance of their functions.

The NCOP is one of the two Houses of Parliament and is constitutionally mandated to ensure that provincial interests are taken into account in the national sphere of government. This is done through participation in the national legislative process and by providing a national forum for consideration of issues affecting provinces. The NCOP also plays a unique role in the promotion of the principles of Cooperative Government and Intergovernmental Relations. It ensures that the three spheres of government work together in performing their unique functions in terms of the Constitution and that in doing so they do not encroach in each other’s area of competence. The NCOP consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects ten representatives.

Each province has its own executive authority, the premier. The premiers are elected by each Provincial legislature from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the NCOP, as well as through their power to block Parliamentary action affecting the constitutional position and status of the provinces. When deciding on bills that amend the constitution, the provincial delegations vote in accordance with the mandate conferred on them by their respective provincial legislature. Each province has one vote and at least six provinces have to vote in favor of the bill for it to be passed. Similarly, when deciding on bills that affect the provinces, the provincial delegations vote in accordance with the mandate conferred on them by their respective provincial legislatures. Each province has one vote and at least five provinces need to vote in favor of the bill for it to be approved.

Political Parties

The ANC is the ruling party in eight of the nine South African provinces. Founded in 1912, the ANC led the struggle against apartheid and is the most influential party in South Africa in terms of the size of its electoral constituency support. Following the May 2019 elections, the ANC occupies 230 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference where the ANC adopts proposed constitutional amendments and elects the National Executive Committee. The 54th ANC National Conference took place in Johannesburg, Gauteng Province, from December 16 to December 20, 2017, where Mr. Cyril Ramaphosa was elected president of the ANC.

2019 National and Provincial Elections

The official general election results were announced on May 11, 2019. The ruling ANC won the elections, receiving 57.50% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC, with 20.77% of the votes, and the EFF came in third with 10.80% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the May 2019 general elections.

Political Party	Number of seats in National Assembly

ANC	230	57.50%
DA	84	20.77%
EFF	44	10.80%
IFP	14	3.38%
VF PLUS	10	2.28%
ACDP	4	0.84%
UDM	2	0.45%
NFP	2	0.35%
ATM	2	0.44%
GOOD	2	0.40%
AIC	2	0.281%
COPE	2	0.27%
PAC	1	0.19%
ALJAMA	1	0.18%
Total	400	100.0%

Source: IEC.

The table below sets out the NCOP seats secured by political parties following the May 2019 general elections.

Political Party	Permanent	Special

ANC	29	25
DA	13	7
EFF	9	2
VP	2	1
IFP	1	1
Total	54	36

Source: Parliament of the Republic of South Africa

2016 Municipal Elections

Municipal elections are held every five years. Municipal elections were held on August 3, 2016. The shares of the votes for the major parties were as follows: ANC — 53.9%, DA — 26.9%, EFF — 8.2%, IFP — 4.23%, and COPE — 0.42%. The NFP failed to pay the registration fee to the Independent Electoral Commission and thus did not participate in the elections. The next municipal elections are scheduled to take place in 2021.

Recent Developments

In August 2018, the President established the Judicial Commission of Inquiry into State Capture, Corruption, Fraud and other allegations in the Public Sector to investigate allegations of state capture, corruption, fraud and other allegations in the public sector including organs of state in South Africa. The Committee has been granted a final extension until March 2021 to conclude its investigation. Once the Committee has concluded its investigations, it will issue its findings.

Legal System

The South African legal system is based on Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court is the supreme court of the land and has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution. It is also the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice, currently Justice Mogoeng Mogoeng who was appointed on September 8, 2011, and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.

Key Reforms and Legislative Initiatives

Land Reform

Land reform in South Africa is a complex issue, due to both the apartheid era legacy of dispossessing black South Africans of their land and the current development challenges. Through the judicial process and the Constitution’s protection of private property rights, the National Government seeks to facilitate the equitable transfer of land to South Africans who lost their land as a result of the land dispossession policies of the previous regime in South Africa.

The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white-owned commercial agricultural land to those previously dispossessed of such land. According to the Department of Rural Development and Land Reform, as of March 31, 2018 approximately 8.4 million hectares of land have been transferred to previously disadvantaged South Africans under the restitution and redistribution programs; the initial 30% target was 24.6 million hectares.

The implementation of the land restitution and land reform programs are supported through allocations to the Department. Expenditure grew from R8.9 billion in 2002 to R9.5 billion in 2014, mainly due to the increase in land reform and restitution grants, and remained at R9.5 billion in 2015 due to the tight fiscal environment. Expenditures decreased to R9.1 billion in 2016, increased to R10.1 billion in 2017, decreased to R9.7 billion in 2018 and increased to R10.2 billion in 2019. Expenditures, however, are expected to increase to R11 billion by 2020.

The government is committed to pursuing a comprehensive approach to land and agrarian reform that is supportive of inclusive growth and balances the need for transformation with the need for policy certainty to allow increased agricultural output, growth and food security. To this end, a Presidential Expert Advisory Panel on Land Reform and Agriculture (the Panel) was appointed and it included sector experts such as: farmers, policy makers, academics and lawyers to provide concrete measures to achieve a more effective land reform program. The Panel released its report on July 28, 2019. One of the report’s findings, which relates to land expropriation without compensation, is that the current framing of Section 25 does not inhibit the State from expropriating land. Through the Department of Rural Development and Land Reform, the Commission on Restitution of Land Rights has also embarked on a parliamentary process to evaluate the constitutionality of land expropriation without compensation. As part of the parliamentary process currently underway to evaluate the constitutionality of land expropriation without compensation, a parliamentary Joint Constitutional Committee adopted a resolution calling for the amendment of Section 25 of the constitution to allow for the expropriation of land without compensation in the public interest. The Committee recommended that it be made explicit that this is one of the means by which inequitable land ownership patterns in South Africa can be addressed. The Committee’s final report and recommendations were tabled in the National Assembly for debate and subsequently forwarded to the NCOP for concurrence.

The parliamentary Ad Hoc Committee, which has been mandated by the National Assembly to initiate and introduce legislation to amend the Section 25 of the Constitution, has also made recommendations which are contained in the reports of both the Constitutional Review Committee. The Ad Hoc Committee intends to complete its mandate by March 31, 2020. The outcomes of these processes have to be ratified by the Constitutional Court. Collectively, the outcomes of these processes will assist government in mapping a way forward with regard to answering South Africa’s land question.

Broad-Based Black Economic Empowerment

Broad-Based Black Economic Empowerment (B-BBEE) continues to be a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans. As part of this initiative, the National Government enacted the Broad-Based Black Economic Empowerment Act, 2003 (Act No. 53 of 2003) (B-BBEE Act), which came into effect in April 2004. For purposes of the B-BBEE Act, “black people” is a generic term which means Africans, Coloureds and Indians who are South African citizens. The B-BBEE Act aims to facilitate B-BBEE and promote economic transformation by: incentivizing meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to B-BBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent to which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment (BEE).

The Department of Trade and Industry (DTI) has issued the B-BBEE Codes of Good Practice on Black Economic Empowerment (the Codes). The Codes, which were promulgated in February 2007 and amended in October 2013, set out general principles for measuring ownership, management control, skills development, enterprise and supplier development and socio-economic development, including special guidance for qualifying small enterprises. The Codes also provide guidance on B-BBEE verification, the recognition of contributions toward BEE of multinationals and the treatment of public entities and other enterprises wholly owned by organs of state.

The B-BBEE Act requires that every organ of national and local government and every public entity apply B-BBEE the relevant Codes in issuing licenses, implement procurement policies, determine qualification criteria for the sale of state-owned enterprises and develop criteria for entering into public private partnerships.

Multinational Companies

The Codes give multinational companies flexibility in the manner in which they implement the Codes. A multinational company can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. So called “equity equivalent” programs focus on skills transfer, empowerment of small-medium-micro-enterprises (SMME) and broader socio-economic empowerment projects.

Public Entities and State Agencies

The B-BBEE Act places a legal obligation on state agencies to contribute to B-BBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act, 2000 (Act No. 5 of 2000) (PPPF Act) states that all spheres of government must have a mechanism in place that brings about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). Tenders above R50 Million, a total of 10%, will be contributed to the B-BBEE Status Level. A dispensation has been made for an organ of state and public entities to apply pre-qualifying criteria to advance certain designated groups.

Private Sector

A business’s B-BBEE Status Level is an important factor affecting its ability to tender successfully for Government and public entity tenders and to obtain licenses in certain sectors like mining and gaming, as well as trading with other firms in the private sector. The amendments, introduced by the DTI and approved by Parliament in 2013, impose penalties in certain circumstances such as fronting or circumvention of the legislation. These amendments became effective as of October 24, 2014. Private sector clients increasingly require their suppliers to have a minimum B-BBEE rating in order to boost their own B-BBEE ratings. B-BBEE is accordingly an important factor to be taken into account by any firm conducting business in South Africa.

The B-BBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) is developed by the major stakeholders in that sector and advances the objectives of the B-BBEE Act. These charters or codes set out a blueprint and timeline for the transformation of the relevant economic sectors, including such sectors as tourism, financial services, forestry and construction.

Some of the biggest challenges facing the National Government in relation to the implementation of B-BBEE include educating the South African public on the objectives, opportunities and perceptions relating to B-BBEE, providing certainty as to the requirements of B-BBEE, ensuring that the objectives of B-BBEE are properly adhered to and encouraging investment in South Africa that advances B-BBEE and promotes economic and social transformation.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. As of December 31, 2018 there were approximately 1,700 operating mines and quarries in South Africa. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited,

Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver mining in South Africa.

The Minister of Mineral Resources is the competent authority for granting prospecting and mining licenses. The objective of the Department of Mineral Resources (DMR) for fiscal year 2019 is to grant 120 licenses to HDIs, 97 of which have been granted as of 30 September 2019.

The South African Mineral Resources Administration System (SAMRAD) was launched in April 2011 to process mining license applications, which enables the monitoring of the status and improves overall quality of license applications. Through SAMRAD, the general public can view the locality of applications, rights and permits made or held.

The DMR is also responsible for managing environmental impacts from mining-related activities, and by the end of September 2019, had conducted 760 environmental verification inspections out of a target of 1,275 inspections. The Department of Environmental Affairs has transferred some of the functions of the National Environmental Management Act related to mining activities to the DMR, which means the DMR would be the competent authority for environmental impact assessments for the mines and would also be responsible for developing tools and systems for mine environmental management and reporting.

Mining Charter

Subsequent to an extensive consultation with mining stakeholders the Mining Charter, 2018 was gazetted for implementation on September 27, 2018. This Charter represents the interest of all stakeholders and it is the Department of Mineral Resources’ view that it will meaningfully transform the industry while ensuring its growth and competitiveness. The Charter Regulations will be finalized before the 2018/19 financial year for ease and standardized implementation by all stakeholders.

The Department of Mineral Resources, while proceeding with implementation of the Mining Charter in 2019/20, will undertake advocacy sessions and engagements with investors and stakeholders on the Charter and its Regulations.

Mining and Petroleum Resources Development Act (MPRDA) Bill

The Cabinet has supported the withdrawal of the MPRDA Bill from Parliament in order to provide for regulatory certainty. The withdrawal of the Bill will not create a regulatory vacuum, as the Principal Act as amended by Act 49 of 2008 will be applied in its current form until workable amendment proposals are developed and finalized.

The department is in the process of amending the MPRDA to remove petroleum provisions and develop a Petroleum Resources Development Bill. Therefore, two separate bills, one on mineral resources and one on petroleum resources will be finalized in 2019/20. During the MTEF period, a total of nine legislative instruments will be completed and these include the Mining Company of South Africa (MINCOSA) Bill, the Petroleum Agency of South Africa (PASA) Bill, the review of the Mine Health and Safety Act (MHSA) Bill and the related Regulations.

With regards to shale gas, the department will continue working together with its state-owned enterprises, the Council for Geoscience (CGS) and PASA, to evaluate shale gas and conduct new research initiatives, including an investigation into the occurrence of near-surface hydrocarbon.

Other Mining Industry Initiatives and Legislation

Health and safety standards within the industry are governed by the Mine Health and Safety Act of 1996 (MHSA). From January to October 2019, 40 mining accident fatalities were registered, a decreased compared to 76 fatalities during the same period in 2018. These fatalities are mainly caused by a lack of effective health and safety management systems at the mines. Fall of ground accidents remain the largest cause of fatalities, followed by transportation and machinery accidents. In September 2012, the Cabinet approved the moratorium on the acceptance and processing of applications to explore shale gas, allowing normal exploration (excluding the actual hydraulic fracturing) to proceed under the existing regulatory framework.

The CGS has undertaken a shale gas research project that is aimed at unlocking the unknowns and assumptions about shale gas exploration in the country. The project is also aimed at building scientific skills in the area of shale gas exploration as this is a new concept to the country at large.

The program is funded by the DMR and will assist the government in making well informed decision about shale gas in South Africa.

The objectives of the program are to collect and review new geological information of the Karoo Basin, to define an environmental baseline, to assess the amount of recoverable gas mainly from the Whitehill and Prince Albert

Formations, to cover various geo-environmental impacts like ground water dynamics with possible contamination, and monitor potential seismic interferences.

The CGS Shale gas project will serve as a baseline study for future shale gas research work and play a vital role in review of Petroleum Exploration and Exploitation Regulations. National Environmental Management Act (NEMA) regulations will be utilized as a framework in identifying shortfalls of the environmental impacts of the shale gas

Department of Justice and Constitutional Development

The Prevention of Organized Crime Act (1998) (the POC Act) introduces measures to combat organized crime, money laundering and criminal gang activities and prohibits certain activities relating to racketeering activities. The POC Act also criminalizes certain activities associated with gangs and provides for the recovery of the proceeds of an unlawful activity, the civil forfeiture of criminal assets that have been used to commit an offence or assets that are the proceeds of an unlawful activity. Recoveries under the POC Act were valued at R3.05 billion in 2018/19, exceeding the set target of R3 billion by 2% and represented an increase of 907% when compared to the R302.8 million achieved in 2017/18.

With regards to convictions, the National Prosecuting Authority (NPA) has convicted 210 government officials in the period ending March 31, 2019 (115 from national departments, 46 from local authority, 27 from provincial departments, 18 from government agencies and 4 from the NPA) and 143 persons from private sector for corruption or offences related to corruption. 17 persons were convicted of corruption or offences related to corruption where the amount involved is more than R5 million. The conviction rate increased in the prosecution of complex commercial crime (i.e. corruption, cybercrime and money laundering) with a Specialized Commercial Crime Unit obtaining a conviction rate of 95% (against a target of 93%) in in the year ended March 31, 2019, from 94.1% in in the year ended March 31, 2018. There were 800 verdict cases that were finalized, including 760 convictions in the year ended March 31, 2019. With regards to organized crime cases relating to illegal precious metal (including copper), rhino related offences, drug dealings, illicit mining and tax matters, 310 cases were finalized with 294 convictions in the period from April 1, 2018 to March 31, 2019. This translates into 94.8% conviction rate as at the year ended March 31, 2019. This is a slight increase in performance when compared to the conviction rate of 93.8% achieved in the year ended March 31, 2018.

International Relations

South Africa maintains diplomatic relations with 123 countries. South African representation abroad includes 104 embassies, 16 consulates, 97, honorary consulates, 2 liaison offices, 68 non-resident accreditations and 12 representations in international organizations. South Africa hosts 123 embassies, 53 consulates, 79 honorary consulates, 1 liaison office, 18 non-resident accreditations and 35 international organizations.

United Nations

South Africa is one of the 51 founding members of the United Nations (UN) in 1945. South Africa has served as a member of the UN Security Council, the UN Human Rights Council and is a member of the UN General Assembly and the Economic and Social Council of the United Nations.

African Union (AU)

The Organization of African Unity (OAU) was established on May 25, 1963 in Addis Ababa, Ethiopia with the signing of the OAU Charter by representatives of 32 governments. South Africa joined the AOU in 1994, becoming the 53rd member of the continental body. In July 2000, the AOU was revitalized and the Constitutive Act of the African Union (the Act) opened for signatures, South Africa’s parliament ratified the Act in February 2001 and ascended to membership of the AU and some of the AU bodies as articulated in the Act. South Africa has served as the chair of the AU Commission and as chair of the Union.

International Monetary Fund (IMF)

South Africa is a founding member of the IMF and is one of 40 participants that have ratified the IMF’s expanded and amended New Arrangements to Borrow (NAB). South Africa committed a maximum of 340 million Special Drawing Rights (SDRs) to NAB during the five-year period from 2012 to 2017 and was called upon to lend a total of 90.2 million SDRs (R1.4 billion). South Africa has renewed its membership as a participant in the NAB for the five-year period from 2017 to 2022 and has renewed its commitment of 340 million SDRs. As of December 31, 2019, South Africa’s quota at the IMF was 3.1 billion SDRs.

South Africa is one of the 35 participants with commitments to the IMF’s 2012 Bilateral Borrowing Agreements (BBAs). South Africa committed US$2 billion to the 2012 BBAs. In October 2017, South Africa migrated to the IMF’s 2016 BBAs, to which it again committed US$2 billion (2.8 billion SDRs).

South Africa also contributes funds to the Poverty Reduction and Growth Trust (PGRT), the IMF’s instrument for financial support to low-income countries (LICs).

World Bank

South Africa is a founding member of the World Bank Group, which comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the International Finance Corporation (IFC) and the Multilateral Investment Guarantee Agency (MIGA).

General Agreement on Tariffs and Trade

South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement that established the World Trade Organization (WTO) in 1994. It is also part of the generalized system of preferences of Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States.

South Africa is party to the Economic Partnership Agreement with the European Union, the Southern Africa Customs Union, the Southern African Development Community, the African Continental Free Trade Area, the Trade, Development and Cooperation Agreement; the EFTA-SACU Free Trade Agreement, the Southern Common Market (Mercosur) PTA and the Trade and Investment Framework Agreement.

Organization for Economic Cooperation and Development

South Africa enjoys a strong partnership with the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs and committees. South Africa is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and part of the Mutual Acceptance of Data system and has played a key role in the establishment of the African Tax Administrators Forum.

Group of 20 (G20)

South Africa is a member of the Group of 20 and is also a member of the Financial Stability Board (FSB), a structure responsible for setting standards and monitoring the progress of financial regulation globally.

BRICS

South Africa became a member of BRICS in 2010 and has participated in all subsequent Leaders Summits. BRICS is a group composed of five major emerging market economies; namely, Brazil, Russia, India, China and South Africa

New Development Bank

During the sixth BRICS Summit, which took place in Fortaleza on 15 July 2014, leaders of the BRICS countries signed the Agreement Establishing the New Development Bank (NDB), thus making South Africa a founding member of the bank, with equal shareholding among all founding members.

Commonwealth

In 1994, South Africa re-joined the Commonwealth. South Africa’s participation is limited to promoting economic, social and cultural cooperation and enhancing democracy through the Commonwealth Heads of States and Ministers’ meetings.

African Continental Free Trade Agreement (AfCFTA)

South Africa is a signatory to and a member of the AfCFTA, which came into force on May 30, 2019. The AfCFTA aims to promote the economic integration of Africa’s small and fragmented markets to create a single continental market for goods and services with the free movement of people and capital. The AfCFTA will bring together 55 members of the African Union, representing a population of more than 1.2 billion people and a combined gross domestic product of over US$3.4 trillion.

Public Health

South Africa has a well-established health sector which comprises 9.1% of GDP (including private sector expenditure). There are over 4,000 public health facilities, including approximately 400 hospitals throughout the Republic. Public health spending was approximately R222.8 billion in the 2018/19 fiscal year (including the school nutrition program and training of medical professionals), slightly less than private health spending which is R234.4 billion.

Over the past decade several achievements have been realized in the health sector, including among others, improved life expectancy and reduction in child and maternal mortality. Life expectancy has increased from an estimated 55.4 years to 64.7 years between 2009 and 2019. The under-five mortality rate declined from 79 to 28.5 per 1000 live births between 2002 and 2019 and the infant mortality rate has declined from 55.9 to 22.1 over the same period. Contributing to this is increased access to anti-retroviral treatment through universal test and treat, new child vaccines (rotavirus and pneumococcal) and an effective prevention of mother-to-child HIV transmission which had been reduced to below 1%.

HIV, AIDS and TB

Stats SA estimates the average life expectancy in South Africa for females to be 67.7 years, and 61.5 years for males. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread and the morbidity and mortality of the disease.

•                  The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This, along with the treatment and prevention of TB, is part of a multi-pronged strategy to improve public health services which also includes hospital revitalization, increasing the number of health professionals in the public sector, the introduction of new generation child vaccines, and improved infectious and non-communicable disease control programs.

•                  A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. The National Strategic Plan for HIV, TB and STIs 2017-2022 (launched on March 31, 2017, by the then Deputy President Cyril Ramaphosa) aims to build on achievements made in HIV, TB and STI prevention, treatment and care and address social and structural barriers that increase vulnerability to HIV, TB and STI infection and increase protection of human rights. Some of the key objectives of this plan include:

•                  reducing new HIV infections from 270,000 to less than 100,000 per year;

•                  reducing new TB infections from 450,000 to less than 315,000 per year; and

•                  reaching the 90—90—90 targets by 2020, whereby 90% of people living with HIV know their HIV status, 90% of people who know their HIV positive status are accessing treatment and 90% of people on treatment have suppressed viral loads.

Spending on HIV and AIDS has grown rapidly to approximately R36 billion per annum (including foreign donor contributions) in 2018/19, of which R19.7 billion came from the HIV and AIDS conditional grant to provincial departments of health. There is evidence that access to ART treatment has extended the lifespan of many South Africans. According to StatSA’s 2019 mid-year population estimates, the number of people living with HIV has increased over the past decade from 6.4 million in 2009 to 8.0 million in 2019, while the number of HIV related deaths has been on a constant decline from 204,120 to 126,805 over the same period.

Quality of care

Although health outcomes in the country are improving, the public health sector nevertheless faces many challenges and the quality of care provided in public health facilities is often regarded as inadequate. Increased focus has been placed on improving the quality of the public health sector through the establishment of Office of Health Standards and Compliance (OHSC). OHSC is mandated to monitor and enforce compliance with health establishments with norms and standards prescribed by the Minister of Health. The Office is also mandated to consider and investigate complaints relating to the quality of the public sector. Initiatives such as the Ideal Clinic program and the recently announced National Quality Health Improvement Plan aim to raise the standard of primary healthcare facilities and hospitals in the country, and address gaps identified by OHSC.

National Health Insurance (NHI)

NHI is the South African government’s chosen path towards achieving universal health coverage, equitable access and improved quality of health care for all. Substantial changes are envisaged in both the public and private health sectors, particularly in terms of the way these are financed. Key to this reform is establishing an NHI Fund, which will pool funding for healthcare and purchase services from both public and private providers on behalf of the whole population. In 2019 the NHI Bill was introduced to parliament establishing the legal foundation of the NHI Fund. Parliament’s Portfolio Committee on Health has received a large amount of comments as part of its public consultation and is also conducting hearings in all nine provinces. Reforms can be expected in the wake of its enactment.

In keeping with the 2017 NHI White Paper, the reform is being implemented in phases, where the first phase involved piloting and health system strengthening initiatives, such as the ideal clinic program, investments in information systems and an expanded program of hospital construction and revitalization. Many of these activities continue in the current second phase, stretching from 2017 to 2022, focuses inter alia on establishing the legislative and institutional foundations of NHI; developing patient and provider registries; accrediting providers and developing provider payment mechanisms. Given the country’s constrained fiscal environment, the timeframe for full implementation of NHI will likely need to be stretched out over a longer time period.

Internal Security

South African Police Services (SAPS)

In response to the rise in Gender Based Violence, an Indaba (a conference or consultation between or with native communities of South Africa) on Gender Based Violence and Vulnerable Groups was convened with the sole purpose of reducing barriers to the reporting of sexual offences and domestic violence. Furthermore, given the rising number of police murders in custody, the Police Safety Strategy was reviewed to ensure befitting, relevant and proactive measures for the safety of all SAPS members. Both the political leadership and SAPS management recognized the centrality of partnerships between the various stakeholders, mainly the community, in the fight against crime, as well as mitigating risks associated with depleting scarce resources in the public sector. In this regard, various strategies were developed, including the Community Policing Strategy, Youth Crime Prevention Strategy, Gender-Based Violence Strategy, and Rural Safety Strategy.

Correctional Services

In the previous financial year and in line with sentence plans, the Department of Correctional Services has provided correctional programs to 90% of offenders. In addition, through the assistance rendered by student psychologists, community services psychologists and the marketing of person care services, the Correctional Services Department has exceeded the planned targets in this regard. Skills development programs, which form an integral part of the rehabilitation process, were provided to offenders through the support of external stakeholders. A total of 4,127 offenders participated in long skills training, 10,044 offenders participated in short skills training and a further 3,174 were trained at Technical and Vocational Education and Training (TVET) colleges. The Correctional Services Department has contributed to the matric pass rate (the Grade 12 pass rate) through the implementation of the Grade 12 program where 77% of offenders successfully completed the national Grade 12 examination. The implementation of the Universal Test and Treat (UTT) policy guidelines and support from Global Fund Partners (Aurum, TB/ HIV care and right to care) has assisted in improving performance for Antiretroviral Treatment (ART) and tuberculosis (TB) during the 2018/19 financial year.

The Correctional Services Department continues to ensure that parolees and probationers comply with their set conditions through continuous monitoring. During the financial year of 2018/19, a total of 201 service points were established through partnerships with external stakeholders to ensure that parolees and probationers have easy access to community corrections offices. As part of the continuous restorative justice processes, the Department increased the number of social auxiliary workers to encourage victims to attend dialogues with offenders for the successful reintegration of offenders into communities. Furthermore, a total of 218 incidents of fraud and corruption were reported to the Department investigation unit during the period under review, while a total 209 cases and 342 inquiries where brought forward from the previous financial year(s). The Correctional Services Department finalized 177 investigations of which 34 that had prima facie evidence of misconduct where disciplinary proceedings were initiated.

THE SOUTH AFRICAN ECONOMY

Overview

South Africa has the second largest economy in Sub-Saharan Africa in terms of total GDP, accounting for over 20% of the aggregate GDP of Sub-Saharan Africa during 2018. However, South Africa continues to confront a challenging domestic and international economic environment. Following the financial crisis, which induced a 1.5% contraction in real GDP growth in 2009, real GDP growth rebounded to rates above 3% in 2010 and 2011. Growth subsequently declined to 1.8% in 2014, 1.3% in 2015, 0.6% in 2016 and 1.3% in 2017 as a result of lower commodity prices, higher borrowing costs, diminished business and consumer confidence, and drought. The economy fell into technical recession in the first half of 2018, as a result of production losses in the agriculture and mining sectors, while investment growth remained subdued and imports accelerated. Growth rebounded in the second half of 2018, primarily driven by a recovery in the manufacturing, transport, finance and business services sectors, which resulted in real GDP growth of 0.8% in 2018. In 2019, real GDP growth slowed to a projected 0.3%, partly as a result of electricity supply failures. Weak growth has translated into a record unemployment rate of 29.1% in the second half of 2019. Economic growth projections have been revised down to 0.9% in 2020, rising to 1.6% in 2022. Electricity shortages are expected to constrain the economy over the medium term.

In spite of the economic downturn of recent years, South Africa has maintained a stable and transparent macroeconomic framework, a well-developed financial sector, and resilient institutions, all of which have underpinned long-term economic stability.

South Africa has a robust regulatory environment, openness to trade, a floating exchange rate, a credible inflation targeting regime and sound institutions, strong investor protection and an independent judiciary, which maintains the rule of law.

South Africa is resource rich. It is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates. The economy includes a sophisticated finance, wholesale and retail trade, logistics, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are liquid and both equities and government bonds are actively traded by domestic and international investors.

The World Economic Forum Global Competitiveness Report ranks South Africa as the second most competitive country in sub-Saharan Africa. Having lost competitiveness in 2018 due to changes in the political landscape, South Africa gained momentum in 2019, improving to 60th out of 140 countries, up from 67th in 2018. South Africa continues to rank favorably for financial market development, large market size and good infrastructure, with one of the most advanced transport infrastructure in the region. South Africa has a sophisticated banking sector with a major footprint in Africa. It is the continent’s financial hub, with the Johannesburg Stock Exchange (JSE) as Africa’s largest stock exchange by market capitalization.

With the most developed industrial and financial capabilities on the African continent, South Africa plays an important role in regional policies, markets, finance and infrastructure, and has an attractive position as the gateway into Africa. Outwardly oriented South African companies are among the largest sources of foreign direct investment (FDI) in Africa and the country’s development finance institutions are playing an increasing role in the funding of regional infrastructure investments. According to the United Nations Conference on Trade and Development’s (UNCTAD) World Investment Report 2018, outward FDI by South African firms increased by 64% to US$7.4 billion in 2017 as retailers expanded to Namibia and one of South Africa’s largest banks opened additional branches across the continent.

In addition, South Africa may be adversely affected by the effects of the recent COVID-19 outbreak. Although the impact is inherently unpredictable, any decrease in global GDP growth or prolonged disruption of financial markets may constrain growth in South Africa, particularly if South Africa suffers a large outbreak or is required to impose substantial restrictions.

Income Inequality; Labor and Employment

The legacy of apartheid era politics and economics is still felt today. South Africa aims to achieve higher levels of inclusive growth to raise employment and reduce inequality. The Inequality Trends in South Africa report, released by Statistics South Africa in 2019, shows that South Africa has improved on measures of social access such as education, and some basic services between 2002 and 2017. School attendance rose from 91.3% to 96.0% over the same period. Since the end of apartheid, poverty rates have declined, and the depth of poverty has become less severe (measured by the gap between average consumption expenditure of each household and the poverty line), suggesting that the welfare of those below the poverty line is improving.

The Government’s far-reaching social spending has been a significant contributor to poverty reduction. Almost 2.3 million South Africans were lifted out of poverty between 2006 and 2015. However, some of these gains were eroded between 2011 and 2015 with a decrease in poverty reduction. The medium-term expenditure framework (MTEF) has committed public resources of R6.3 trillion between 2019 and 2023. The largest allocations, excluding debt-servicing costs, are to learning and culture, health and social development. The learning and culture function will receive the largest allocation of funds over the MTEF period, mainly for basic and post-school education and training. More than 60 per cent of the funds allocated to the social development function are allocated for social grant payments.

However, economic inequality remains high even after progressive fiscal policy, due in large part to high unemployment and weak economic growth. The Gini coefficient is a measure of economic inequality where 0 indicates no inequality and 1 absolute inequality. South Africa’s national Gini coefficient has only dropped slightly from 0.67 in 2006 to 0.65 in 2009, where it has remained between 2009 and 2015, among the highest in the world.

Reigniting job-enabling growth remains fundamental to the Government’s job creating efforts. As at the time of the 2020 Budget, the Government expected real GDP growth to recover only slowly from 0.9% in 2020 to 1.6% in 2022. Since the release of this forecast, downside risks to growth have increased in both the near and medium term, primarily as a result of domestic electricity supply and global trade tensions. Growth prospects in the mining and manufacturing sectors remain constrained in the short term, particularly given inconsistent electricity supply, while business and consumer confidence are expected to improve only gradually in the medium term. Though global growth is expected to rebound, risks remain tilted to the downside, dampening domestic growth prospects.

The trend of rising unemployment is a pressing concern for South Africa and remains an obstacle to poverty and inequality reduction. Since 2009, the unemployment rate has risen from 24.5% to 29.1% as of September 2019, now at the highest level in over a decade. Although the number of employed people has been growing, such growth has not been fast enough to absorb the expanding labor force. With 16.4 million people now in employment, only 42% of the adult population (ages 15 to 64) is employed, either in the formal or informal sector. Most of those without work have been without a job for more than a year. The proportion of those in long-term unemployment increased from 60.3% in 2009 to 70.9% as of September 2019. Unemployment is even more pronounced amongst the youth. As of September 2019, the unemployment rate for 15-24 year olds was 58.2%. The unemployment rate for those aged 25-34 (36.1%) is more than double that for those aged of the 45-54 (17.2%).

Patterns of unemployment reflect the legacy effects of the apartheid system on income, settlements and education. As of September 30, 2019, black females are the most vulnerable to unemployment, with an unemployment rate of 34.5%. The unemployment rate for black males, by contrast, is 31.3%, whereas the unemployment rate among white males stands at 6.8%. The impact of slowing economic growth on employment has been particularly large for vulnerable groups. Unemployment is higher for the less educated, women and individuals from more rural provinces.

The October 2018 Jobs Summit resulted in a major framework agreement setting out 20 action plans aimed at boosting job creation, the retention of jobs and economic growth. The action plans were discussed and agreed to collectively by social partners, underscoring the importance of effective partnerships between the public and private sectors and civil society. The primary aim of the agreement is to create an estimated 275,000 jobs annually. The principle strategies underpinning the process include investment promotion, upgrading industrial capacity, upgrading skills and education, and developing infrastructure. A monthly Presidential Working Committee on Jobs receives progress reports on the plans, which by early December 2019 included the piloting of eVisas, acceleration of water licensing, moving towards spectrum allocation, developing a practical approach to attracting critical skills to the country, and land reform, all of which are intended to boost employment numbers.

Accelerating investment is required to raise growth sustainably. Over the next three years, general government infrastructure investment plans amount to R526 billion. Work is underway to support existing projects and programs with blended finance. The Government will seek out private-sector skills in the design, construction and operation of key projects. The Government further intends to commit at least R100 billion to the fund over the coming decade to leverage private-sector and development finance funding for well-planned capital projects. The support will take different forms, including blended co-funding, capital subsidies, and long-term interest rate subsidies and guarantees.

The Government is stepping up its infrastructure build program by partnering with the private sector, development finance institutions and multilateral development banks to create an infrastructure fund. The fund will increase the number of blended-finance projects to enhance oversight, improve the speed and quality of spending, and reduce costs in public infrastructure. The fund will draw on global expertise to strengthen project preparation and implementation.

To support greater private sector investments, in addition to the ease-of-doing-business projects undertaken with the World Bank, the President has hosted two Investment Summits. The first, held in October 2018, sourced investment commitments of approximately R300 billion as part of the plan to attract R1.2 trillion in new investment over five years to boost the country’s economy. The second summit held in 2019 sourced investment commitments in excess of R363 billion. The President has also appointed a team of investment envoys, including bankers, business people, economists and former ministers, to attract new investors from the world’s financial capitals.

Gross Domestic Product (GDP)

	As of and for the year ended December 31,					As of and for the nine- month period ended September 30,
	2014	2015	2016	2017	2018	2019(1)
Nominal GDP (millions of Rand) at market prices	3,805,350	4,049,884	4,359,061	4,653,579	4,873,899	5,036,312
Real GDP (millions of Rand) at 2010 prices	3,028,090	3,064,236	3,076,466	3,119,984	3,144,539	3,152,205
Real GDP Growth (percentages)	1.8	1.2	0.4	1.4	0.8	0.3
Population (million)	54.6	55.4	56.3	57.1	58	59
Per Capita GDP (nominal)	71,064	74,635	79,225	83,422	86,170	n/a
Per Capita GDP (real)	56,549	56,470	55,914	55,930	55,595	n/a

Note:

(1)                                 First nine months of 2019, seasonally adjusted and annualized.

Sources: SARB and Stats SA

In the first three quarters of 2019, year-on-year GDP growth eased to 0.3% compared with 0.7% in the corresponding period in 2018. Quarter-on-quarter growth has been volatile in 2019. Electricity supply constraints and strikes in the mining sector saw the economy contract sharply in the first quarter by 3.1% on a seasonally adjusted, annualized basis. Economic growth subsequently rebounded in the second quarter, growing 3.2% primarily due to a strong recovery in the mining sector and the low base effect of the first quarter. However, the third quarter saw quarterly growth contract once more, by 0.6%, with weak demand contributing to declining activity in the mining, manufacturing, and transport sectors. Although a seasonal slowdown in activity is typically anticipated at the end of the year due to summer holidays, renewed electricity supply cuts in the final quarter of 2019 likely exerted additional downward pressure on growth.

The primary sector contracted by 4.0% year-on-year in the first three quarters of 2019, following a 2.3% contraction in the comparable period in 2018. The decline in the sector was driven by contracting production in both the agricultural and mining sectors. Growth in the agricultural sector contracted by 9.1% in the three quarters of 2019 compared to a contraction of 5.4% in the first three quarters of 2018. The sector is beset by lingering drought conditions and irregular rainfall patterns and is set for its second consecutive full year contraction. The outbreak of disease in early 2019 also adversely impacted livestock exports.

Growth in mining sector output in the first three quarters of 2019 contracted by 2.2% compared to a contraction of 1.1% in the corresponding period in 2018. The decline was led by falling output of platinum group metals (PGMs), gold, iron ore and diamonds, weighed down by electricity supply disruptions, industrial action and waning global demand. Domestic factors such as regulatory uncertainty, high costs, and sub-optimal investment also continue to weigh on the sector’s performance.

Likewise, the real gross value added by the secondary sector contracted by 0.8% in the first three quarters of 2019 following muted growth of 0.4% the corresponding period in 2018. The decline in the sector was driven by contractions across manufacturing, construction and utilities sectors. Electricity supply challenges and weak domestic and global demand contributed to the manufacturing sector contracting 0.1% in the first three quarters of 2019, after having grown 0.8% in the corresponding period in 2018. The decline in manufacturing was broad-based, but mainly driven by contractions in output of petrochemicals, metal products and wood and paper.

The construction sector is set for a third consecutive full year contraction, having contracted 2.6% in the first three quarters of 2019 amid faltering investment in both the public and private sectors. Real gross value added by the utilities sector contracted 1.4% in the first three quarters of 2019, after having grown 0.8% in the corresponding period in 2018. Electricity production has been hampered by poor plant performance, both as a result of challenges with the new build program and unplanned outages at older generation plants, as well as broad operational challenges at state electricity provider Eskom Limited (Eskom).

In contrast, growth in the tertiary sector has held up comparatively well, contributing positively to GDP growth in the three quarters of 2019. Output in the financial and business services sector, the largest sector in the economy, was 2.6% higher in the three quarters to September 2019, after growing 1.4 % the corresponding period in 2018. This improvement was supported by resilient activity in the banking and insurance sectors. However, this resilience was not uniform across tertiary industries. Trade, catering and accommodation, the third largest sector in the economy, only grew 0.1% in the first three quarters of 2019 following 0.7% growth in the corresponding period in 2018. The sector has been slow to recover from the sharp first quarter contraction, weighed down by weak confidence, employment and wage growth.

On the expenditure side, real GDP growth slowed in the first three quarters of 2019 following slower or contracting growth in most components. Household spending growth moderated to 1.1% in the first three quarters of 2019, compared to 2.1% in the corresponding period in 2018. Only expenditure in non-durable goods accelerated in the first three quarters of 2019, with spending growth in durable goods, semi-durable goods, and services decelerating over the same period. Real consumption expenditure by the government grew 1.5% in the first three quarters of 2019, from 1.9% in the corresponding period in 2018, as government continues to emphasize expenditure constraints given limited fiscal space.

Gross fixed capital formation in the first three quarters of 2019 contracted 0.7%, matching the contraction of the corresponding period in 2018. Growth in private sector investment continued to expand, albeit at a slower pace, by 1.6% compared to a 3.2% expansion in the first three quarters of 2018, supported by large investments in ICT equipment by Amazon and some renewable energy projects for Bid Window 4. Business confidence remains weak, with the Rand Merchant Bank/Bureau of Economic Research (RMB/BER) Business Confidence Index falling to historical lows of 22 points in the third quarter of 2019 as low growth has affected activity, growth and profitability.

The contraction in real fixed investment by general government deepened in the first three quarters of 2019 to 7.8%, following a 3.2% contraction in the corresponding period in 2018. Public corporation investment also continued to contract, albeit to a lesser degree of 3.4% in the first three quarters in 2019, compared to the 13.5% contraction in the corresponding period in 2018 due to funding and operational challenges. Continued weakness in investment and productivity growth have reduced potential GDP growth to an estimated range of between 1.0% and 1.4% in 2019, from 3% at the start of the previous decade.

Overall, net exports contributed negatively to GDP growth in the first three quarters of 2019, as export growth contracted while imports were largely flat. Real growth in imports was 0.0% in the first three months of 2019 compared to 4.0% growth over the same period last year. The drop in the growth rate of imports was on the back of lower imports of machinery and electrical equipment, as well as chemical products. Export growth was down 1.2% in the first three quarters of 2019, after rising by 1.7% in the same period in 2018, as a result of weaker exports in mineral products and base metals.

In the 2020 Budget Review, the National Treasury projected GDP growth to slow from 0.8% in 2018 to 0.3% in 2019. For 2020, GDP growth was expected to recover to 0.9%, a downwardly-revised estimate from the 0.2% at the time of the 2019 Medium-Term Budget Policy Statement. GDP growth was forecast to subsequently improve only moderately, reaching 1.6% by 2022.

Household consumption expenditure was expected to grow by 1.1% in 2020 and 1.3% in 2021, compared to 1.1% in 2019. Over the medium term, growth in household spending is expected to strengthen to 1.6% by 2022 on the back of a very gradual recovery in confidence, employment and wages.

In the 2020 Budget Review, growth in gross fixed capital formation was revised substantially lower from the 2019 Budget, from a forecast of 1.5% to -0.4% in 2019 as public investment declined sharply. For 2020, growth is expected to be 0.2% compared to the 2019 Budget forecast of 2.1%. Investment by state-owned companies has been constrained by lack of access to markets for borrowing, as well as processes to contain illegal and wasteful expenditure. Low confidence and growth have weighed heavily on private investment activity. Over the medium term, growth in gross fixed capital formation is expected to reach to 1.9% by 2022. The forecast assumes a gradual improvement in confidence as well as the need to rebuild eroded capital stock.

Elevated policy uncertainty, the financial positions of state-owned enterprises, power outages and the volatility of the rand exchange rate are key domestic downside risks to the economic outlook. However, sustained improvements in confidence, particularly related to the implementation and finalization of outstanding policy issues, may reduce barriers to investment and improve sentiment. External risks to the growth outlook include rising trade and geopolitical tensions, which may prompt capital outflows and exacerbate volatility in financial markets and the exchange rate.

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2014	2015	2016	2017	2018	2019
Rand (million)
Real GDP at market prices	3,028,090	3,064,237	3,076,464	3,119,984	3,144,539	3,152,205
Add: Imports of goods and services	916,156	966,025	928,729	937,740	968,651	970,673
Total supply of goods and services	3,944,246	4,030,262	4,005,193	4,057,724	4,113,190	4,122,878
Less: Exports of goods and services	883,501	909,345	912,546	905,898	929,792	903,911
Total goods and services available for domestic expenditure	3,060,745	3,120,917	3,092,647	3,151,826	3,183,398	3,218,967
Domestic Expenditure
Final consumption expenditure by households	1,818,511	1,853,657	1,864,436	1,902,852	1,937,396	1,956,220
Final consumption expenditure by general government(1)	619,681	614,957	628,434	629,711	641,512	650,347

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2014	2015	2016	2017	2018	2019(3)
Total Final consumption expenditure(1)	2,438,192	2,468,614	2,492,870	2,532,563	2,578,908	2,606,567
Gross fixed capital formation	618,786	634,540	612,111	618,516	609,613	606,285
Change in inventories	6,180	20,918	(9,654)	3,189	(5,440)	1,393
Residual item(2)	(2,415)	(3,154)	(2,680)	(2,442)	316	4,723
Total gross domestic expenditure	3,063,158	3,124,071	3,095,329	3,154,269	3,183,082	3,214,245
Real GDP (at 2010 prices)	3,028,090	3,064,236	3,076,466	3,119,984	3,144,539	3,152,205

Notes:

(1)                                 Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)                                 Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)                                 First nine months of 2019, seasonally adjusted and annualized. Source: SARB and Stats SA.

GDP and Expenditures as Percentage of Real GDP (at constant 2010 prices)

	As of and for the year ended December 31,					As of and for the nine-month period ended September 30,
	2014	2015	2016	2017	2018	2019(3)
Real GDP at market prices	100	100	100	100	100	100
Add: Imports of goods and services	30.3	31.5	30.2	30.1	30.8	30.8
Total supply of goods and services	130.3	131.5	130.2	130.1	130.8	130.8
Less: Exports of goods and services	29.2	29.7	29.7	29.0	29.6	28.7
Total goods and services available for domestic expenditure	101.1	101.8	100.5	101.0	101.2	102.1
Domestic Expenditure
Final consumption expenditure by households	60.1	60.5	60.6	61.0	61.6	62.1
Final consumption expenditure by general government(1)	20.5	20.1	20.4	20.2	20.4	20.6
Total Final consumption expenditure	80.5	80.6	81.0	81.2	82.0	82.7
Gross fixed capital formation	20.4	20.7	19.9	19.8	19.4	19.2
Change in inventories	0.2	0.7	(0.3)	0.1	(0.2)	0.0
Residual item(2)	(0.1)	(0.1)	(0.1)	(0.1)	0.0	0.1
Total gross domestic expenditure	101.2	102.0	100.6	101.1	101.2	102.0

Notes:

(1)                   Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)                   Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)                   First nine months of 2019, seasonally adjusted and annualized.

Sources: SARB and Stats SA

Gross Domestic Expenditure (GDE)

Real growth in gross domestic expenditure slowed to 0.6% year-on-year in the first three quarters of 2019, following slower consumption growth and contracting gross fixed capital formation.

Real growth in household consumption expenditure increased by 1.1% year-on-year in the first three quarters of 2019, after rising by 2.1% in the corresponding period in 2018. Credit extended to households augmented household income and supported spending in an environment of slow economic growth, higher fuel prices and rising unemployment. The ratio of household debt to nominal disposable decreased slightly to 72.6% in the third quarter of 2019. Gross household saving as a proportion of GDP has remained fairly constant at 1.4% in the third quarter of 2019, from 1.4% in the corresponding period in 2018. Household net worth as a proportion of disposable income continues to fall, reaching 361% in the third quarter of 2019 from 369% in the corresponding period in 2018 amid softer housing and equity markets. Nominal wages per worker grew by 4.4% in the first half of 2019, while consumer price inflation averaged 4.3%.

Weaker growth in household demand reflected a broad-based weakening in nearly all sub-components. For the first three quarters of 2019, real spending growth in durable goods weakened to 0.4% compared to 5.8% in the corresponding period in 2018, mainly reflecting weak demand in the first half of 2019. Semi-durable goods grew by 1.2% during the first three quarters of 2019 compared to 3.8% during the first three quarters of 2018, while growth in non-durables improved to 1.2% higher in the first three quarters of 2019 compared to 0.7% during the corresponding period in 2018. Non-durables consumption growth was supported by spending on alcoholic beverages, tobacco and narcotics, and food and non-alcohol beverages. Real spending by households on services moderated to 1.0% in the first three quarters of 2019, after rising by 2.0% in the corresponding period in 2018.

Real consumption by the general government grew 1.5% in the first three quarters of 2019, following 1.9% growth in the corresponding period in 2018, mainly driven by an increase compensation of employees. Spending on goods and services in the first and second quarters of 2019 grew at an average of 1.3% quarter-on-quarter before contracting by 1.3% in the third quarter of 2019. Overall, consumption growth by the general government consistently contributed positively to overall GDP growth in the first three quarters of 2019.

South Africa has experienced an extended period of weak investment as a result of low levels of demand and prolonged policy uncertainty. Investment in manufacturing and other equipment grew 2.3% in the first three quarters of 2019, but most other categories of investment declined. Residential building contracted by 3.7% in the first three quarters of 2019, compared to a 2.0% rise in the corresponding period in 2018. The contraction in non-residential building worsened to 9.9% in the first three quarters of 2019, following a contraction of 3.4% in the corresponding period in 2018. Growth in transport equipment contracted by 4.1% in the first three quarters of 2019.

Principal Sectors of the Economy

The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector (at constant 2010 prices)

	As of and for the year ended December 31(1)						Growth percentage contribution
	2014	2015	2016	2017	2018	2019(2)	2019(1)
Agriculture, forestry and fishing	75,982	71,515	64,305	77,857	74,157	57,574	(0.2)
Mining and quarrying	226,791	234,247	225,035	234,522	230,514	168,255	(0.1)
Manufacturing	382,498	380,781	383,903	383,189	386,884	284,554	0.0
Electricity, gas and water	67,622	66,364	64,957	65,329	65,932	48,172	0.0
Construction	106,403	108,361	108,361	109,640	109,008	78,340	(0.1)
Trade, catering and accommodation	414,826	423,365	430,406	429,223	431,669	308,567	0.0
Transport, storage and communication	258,906	262,458	265,363	268,994	273,193	202,710	0.1
Finance, insurance, real estate and business services	592,352	604,767	616,301	628,972	640,368	489,531	0.5
General government services	627,030	632,188	637,818	641,330	649,223	363,816	0,2
Personal services	162,367	163,791	166,659	168,834	170,530	130,484	0.1
Gross value added at basic prices	2,752,410	2,784,045	2,797,727	2,838,426	2,859,605	2,132,003	0.3

Note:

(1)           Millions of Rand.

(2)           The seasonally unadjusted nine months of 2019 compared to the first nine months of 2018.

Source: Stats SA.

Percentage Growth in Real Gross Value Added by Sector (at constant 2010 prices)

	For the year ended December 31,					As of and for the nine- month period ended June 30,
	2014	2015	2016	2017	2018	2019(1)
Agriculture, forestry and fishing	6.8	(5.9)	(10.1)	21.1	(4.8)	(9.1)
Mining and quarrying	(1.7)	3.3	(3.9)	4.2	(1.7)	(2.2)
Manufacturing	0.3	(0.4)	0.8	(0.2)	1.0	(0.1)
Electricity, gas and water	(1.0)	(1.9)	(2.1)	0.6	0.9	(1.4)
Construction	3.5	1.8	1.2	(0.6)	(1.2)	(2.6)
Trade, catering and accommodation	1.4	2.1	1.7	(0.3)	(0.6)	0.1
Transport, storage and communication	3.5	1.4	1.1	1.4	1.6	0.8
Finance, insurance, real estate and business services	2.7	2.1	1.9	2.1	1.8	2.6
General government services	3.2	0.8	0.6	0.3	1.3	1.5
Personal services	1.8	0.9	1.8	1.3	1.0	1.1
Gross value added at basic prices	1.9	1.1	0.5	1.5	0.7	0.4

Note:

(1)           The seasonally unadjusted first nine months of 2019 compared to the first nine months of 2018.

Source: Stats SA.

Finance, Insurance, Real Estate and Business Services

Growth in real Gross Value Added (GVA) by the finance, insurance, real estate and business services sector in the first three quarters of 2019 was 2.6% in comparison to 1.4% recorded in the corresponding period in 2018. The sector found support from resilient banking and equity markets, supported by expectations of prolonged accommodative monetary policy in advanced economies. The sector also benefited from positive, albeit muted, consumer spending growth.

The sector continues to record positive growth, and remains the largest sector in the South African economy by GVA, accounting for approximately 19% of the total economy. The contribution to growth by the sector increased slightly from 0.9 percentage points during the first nine months of 2018 to 1.4 percentage points in the corresponding period in 2019.

The sector employed 2,343,000 people in the quarter ended September 2019 and 2,315,000 people in the corresponding period in 2018, comprising roughly 23% of all formal sector workers according to the QES surveys published by Statistics SA. The sector recorded an annual increase in jobs of 1.2% in first three quarters of 2019 compared to the corresponding period in 2018.

Despite declining bank profitability, which may reduce the ability of banks to raise capital and extend credit in future stress periods, they generally remain resilient, with diverse and strong asset growth. Private credit extension remains positive but volatile, particularly with the current challenging economic environment and recent National Credit Act 34 of 2005 (NCA) amendments. Specifically, the NCA amendments seek to allow broader market access to all income levels and provide debt relief for consumers who earn R7 500 per month or less and have unsecured debt amounting to R50,000 by suspending the debt in part or in full. The NCA allows certain applicants to have their debt suspended in part or in full for up to 24 months and this debt may be expunged altogether if the financial circumstances of the applicant have not improved.The Banking Association South Africa has raised concerns surrounding the potential level of debt relief and the National Treasury has estimated that it could result in the write-off of R13.2 billion to R20 billion of debt. The retailers, which could also be hard hit, have not ruled out taking legal action over the NCA.

Bank loans are being issued with tight lending criteria. Annual growth in the number of credit applications increased to 5.8% in the third quarter of 2019 from 2.1% in the corresponding period in 2018, with an increase in the number of household applications for unsecured and revolving credit products. This will likely persist going forward, as cost of living continues to rise and affordability for households remain squeezed. The number of rejected credit applications increased to 10% from 9.4% over the same period, indicative of banks’ increasingly stringent lending standards. Factors that have been cited as affecting household credit standing include affordability, tight disposable income (due to food and fuel inflation), increases in electricity tariffs, persistent unemployment and generally difficult macroeconomic conditions (including low GDP growth).

On August 19, 2019, the National Credit Amendment Act 7 of 2019 (the Amendment Act) amended certain provisions in the NCA. The Amendment Act provides for a capped debt intervention framework in particular for vulnerable consumers. The impact will be extensively felt by credit providers (i.e. retailers with high proportion of customers who use credit, while banks would typically raise credit impairments which make provisions for the expected bad debt). Furthermore, the Minister of Trade and Industry, in consultation with the Minister of Finance, may prescribe requirements for credit providers to require the consumer to acquire and maintain credit life insurance. This additional provision makes available mandatory credit life insurance on all credit agreements that are longer than six months, but are of no more than R50 000 in value. The intention for the mandatory credit life insurance, cited in the latest Financial Stability Review (FSR) by the South African Reserve Bank, is to protect low-income consumers from becoming over-indebted due to changes in their financial circumstances.

Trade, Catering and Accommodation

The trade, catering and accommodation sector is the third largest sector in the South African economy by GVA, accounting for approximately 15% of total GVA for the period ended September 30, 2019. Over the past 10 years, the sector’s contribution to GVA has been relatively stable, averaging 15.1%. This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.

Real value added growth in the sector amounted to 0.1% for the first three quarters of 2019, following 0.7% growth over the corresponding period in 2018. Growth was supported by improvements in the accommodation industry of 5.0%, due to an expansion in income generated by hotels, guest houses and others.

Despite the challenging trading conditions for the sector, owing to weak local and international demand, formal employment in the sector has remained relatively resilient, constituting 22% of total employment. According to the latest QES, employment in the trade, catering and accommodation sector grew by 2.4% for the period ended September 30, 2019 compared to the corresponding period in 2018.

Tourism

In recent years, given the slowdown in domestic consumption, the growth of catering and accommodation services has become closely linked to the growth of the tourism sector. The nominal gross direct value added of the tourism industries for South Africa amounted to R118.4 billion (or 2.7% of total GVA generated) in 2018, an increase of 9.3% on the R108.4 million (or 2.6% of total GVA generated) in 2017.

The tourism sector directly employed 739,657 people in 2018, an increase of 8.5% or 58,038 people compared with 2017. This saw the tourism share of total employment rise from 4.2% in 2017 to 4.5% in 2018. Despite the recent improvements, the sector has shrunk in relative size over the last few years. In 2014, the sector contributed 3.0% of total GVA generated, while the share of employment has remained stable at around 4.5% since 2014.

The direct contribution of the tourism sector underestimates its importance to the South African economy; once the indirect and induced effects are included, the sector accounts for nearly 10% of GDP. The significantly large contribution of the indirect and induced effects highlights the fact that the tourism sector is currently linked to 12 industries in the South African economy, counting key labor-absorbing industries such as manufacturing and agriculture among them.

The Government views the tourism sector as one of the key sectors that can deliver inclusive growth through its labor absorption potential. Tourism is characterized by low barriers to entry, and unlike mining, manufacturing and financial services, tourism is not clustered in specific development nodes. This makes it an important economic driver of rural economies and a mechanism to create sustainable employment opportunities outside urban and industrial areas. This is especially important given South Africa’s historically uneven spatial development patterns. The tourism sector is also an important vehicle through which other socioeconomic aims such as skills development, B-BBEE, youth and women empowerment can be achieved as it employs a high proportion of women (70% of tourism employees) and youth (up to 60% of tourism employees are under 35).

In terms of the updated National Tourism Sector Strategy, the Department of Tourism aims to increase the sector’s total contribution to GDP to R9.5 billion and increase the number of direct and indirect jobs supported by the sector to 2.2 million by 2026.

Arrivals from key source markets such as the UK (South Africa’s largest overseas market, comprising a 19.6% share of the total market as of November 2019), China and India have declined in recent years. However, there was an increase in tourist arrivals in 2018 (15,004,384 non-resident visitors to South Africa) compared with 14,975,675 non-resident visitors in 2017. Preliminary estimates show a slight decline in tourist arrivals in 2019, which declined by 2.3% for the first eleven months of 2019, compared to the corresponding period in 2018.

A recent relaxation in visa requirements for tourists, in particular the amendments to the requirements for travelling with minors and measures to facilitate travel such as the launch of the eVisa platform in November

2019, could see an improvement in tourist arrivals. This, coupled with renewed marketing efforts aimed at stimulating domestic tourism, is expected to boost growth in the catering and accommodation services sector.

Manufacturing

The manufacturing sector accounted for 12.3% of GVA in 2018. Real value added in the manufacturing sector grew 1.0% during 2018, contributing 0.1 percentage points to overall GDP growth. The sector is a substantial job creator, providing employment for 1,194,568 persons or 11.8% of total employment as of the third quarter of 2019.

The manufacturing sector accounted for 13.3% of GVA in the third quarter of 2019. Manufacturing production contracted by 0.1% in in the first nine months of 2019 compared to the corresponding period in 2018. The decline was broad-based, but mainly driven by declining output of petrochemicals, metal products and wood and paper. Food and beverages and motor vehicles and parts were the only manufacturing subsectors with higher production in the first nine months of 2019 compared to the corresponding period in 2018. Real value added in the third quarter of 2019 alone contracted by 3.9% quarter to quarter (seasonally adjusted and annualized).

Manufacturing exports increased 6.8% in the first nine months of 2019 compared to the corresponding period in 2018. The improvement in export performance can mainly be attributed to vehicles and transport equipment, machinery and food and beverages. Imports increased 8.1% over the same period.

Manufacturing capacity utilization remained low at 80.3% in the third quarter, remaining close to the low ten-year average of 80.9%. The erosion of capital stock since 2009 continues, and is likely to constrain the long-term growth of the sector. The seasonally adjusted ABSA Purchasing Managers’ Index (PMI) moderated to 47.7 index points in November 2019, with expected business conditions in six months at 47.4 index points. Both the PMI and expected business conditions remain below the neutral 50-point mark, indicating a deterioration in sentiment and reflecting that the manufacturing sector remains under pressure. Given prevailing electricity supply constraints, coupled with weak global growth, depressed domestic demand, low capacity utilization and the erosion of capital stock, the performance of the manufacturing sector is likely to remain subdued over the short and medium term.

Composition of Manufacturing Sector Growth

		For the nine months ended September
	Weights	2018	2019
Food and beverages	25.2%	4.6	3.9
Petrochemicals	24.0%	(0.6)	(1.4)
Metals products	18.7%	0.9	(1.5)
Wood and paper	11.6%	(1.5)	(3.7)
Motor vehicles and parts	6.9%	3.1	2.3
Glass and non-metallic	3.9%	2.1	(5.4)
Clothing and textiles	3.3%	(3.4)	(4.7)
Furniture and other manufacturing	3.2%	1.7	(0.7)
Electrical machinery	1.7%	(6.9)	(2.7)
Radio and TV	1.6%	(10.5)	(4.8)
Total	100.0%	1.0	(0.2)

Source: Stats SA.

Transport, Storage and Communications

The transport, storage and communications sector grew by 0.8% during the first three quarters of 2019 and contributed 0.1 percentage points to GDP growth during that period. The sector represented 8.7% of GVA for the first three quarters of 2019.

Transport and Storage

South Africa’s modern and extensive transport and logistics system, which is coordinated by the Department of Transport, plays an important role in the national and regional economies, transporting freight for export and domestic use, as well as enabling movement of people within and between cities and rural areas. The transport system comprises airports, sea ports, roads, rail and public transport networks.

Transnet, the horizontally integrated state-owned company, plays a central role in freight transportation through its rail, port and pipeline operations. Transnet National Ports Authority (National Ports Authority) operates as a landlord port authority, managing, controlling and administering the South African port system on behalf of the state. The National Ports Authority owns and manages the eight ports within South Africa and its tariffs are regulated by the National Ports Regulator. Approximately 98% of South Africa’s exports are conveyed by sea. Transnet Port Terminals, along with some private sector players, is responsible for the operations at ports.

South Africa’s pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The business is regulated by the National Energy Regulator of South Africa (Nersa). The Passenger Rail Agency of South Africa (PRASA) provides both intercity and intra-city rail services. The South African National Roads Agency Limited (SANRAL) is responsible for the upgrading and expansion of the national road system while provincial and municipal governments are responsible for secondary roads.

The South African road network and national road network comprise approximately 750,000 km of roads and 21,403 km of roads, respectively. The national and local railway network consists of approximately 20,824 km of track and is divided into ten geographical areas under the control of Transnet Freight Rail (TFR). PRASA is planning to invest R173 billion in new infrastructure between 2019 and 2029. A total of 580 of related trains will be manufactured in South Africa.

The commercial airport infrastructure in South Africa consists primarily of nine airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). South Africa’s three major international airports are Johannesburg’s OR Tambo, Cape Town International and Durban’s King Shaka.

The submission of the Economic Regulation of Transport Bill was approved by Cabinet in November 2019. The bill will contribute to competitive pricing, third-party access in rail and improved service quality in the transport sector.

Communications

The communications sub-sector consists of postal services and telecommunications services. Growth in the real output of the telecommunications subsector continued to benefit from technological innovations and attractive data promotions.

As reported by the International Telecommunication Union (ITU), in 2018 there were 88,566,977 mobile cellular subscriptions in South Africa, an increase from 82,412,880 in 2016. There were 1,386,841 fixed broadband subscriptions, an increase from 1,123,189 in 2017. As at 2018, it is estimated that approximately 56% of individuals use the internet in South Africa. In addition, the ITU estimates that 99% of the population is within range of a 3G signal, and three quarters within an LTE signal.

Fixed-line services are dominated by Telkom SA Limited (Telkom). Telkom’s largest shareholders are the National Government, with a direct holding of 40.5%, and the Public Investment Corporation, with a direct holding of 12.4%. It is one of the largest companies in South Africa, and together with its subsidiaries and joint ventures, forms one of the largest communications services providers on the African continent. The second largest national fixed-line operator is Neotel. There are five licensed mobile operators: Vodacom, MTN, Cell-C, Virgin Mobile and Telkom Mobile. The telecoms sector has seen quite a few developments in 2019, with many firms attempting to invest in new technologies and become more cost competitive in terms of the cost of data.

In July 2019, the Department of Communications issued its Policy on High Demand Spectrum and Policy Direction on the Licensing or Wireless Open Access Network, outlining plans for the allocation of high demand spectrum for 4G networks. Recognizing the need for a shared approach to spectrum, the department has proposed deployment of a wholesale open access network (WOAN) for the roll-out of high demand spectrum. Spectrum assignment to the WOAN is to be determined by the regulator, Independent Communications Authority of South Africa (ICASA), whilst the department has recognized the Council for Scientific and Industrial Research’ recommendations of a market share of 20 per cent to ensure sustainability of the WOAN.

The remaining high demand spectrum is to be allocated to incumbent operators under certain obligations in relation to facilities leasing, minimum capacity procurement from the WOAN, universal access and universal service obligations, and compliance with empowerment requirements. The WOAN will be a consortium of persons, at least 70 per cent South African owned, and compliant with empowerment provisions outlined in the policy directive. In respect of a 5G network, ICASA has been directed by the Minister to investigate the relevant spectrum requirements and has since included auctioning 5G in its planned auction.

The move from analogue to digital television has also been fast-tracked. The latest position is that the government will embark on a retail-driven approach, giving vouchers to indigent households to buy set top boxes from commercial providers rather than continuing with a plan to run the project itself.

Mining and Quarrying

While South Africa’s economy is now well-diversified, the mining industry continues to play a significant role in the country’s economy despite the longer-term decline in the sector’s relative contribution to GDP and revenue collections. The mining sector made up 8.1% of total GVA in 2018, down from 8.3% in 2017. Over the past 10 years, the sector’s contribution to GVA has averaged 8.6%.

In the first three quarters of 2019, real value added in the mining sector contracted by 2.2% compared with the corresponding period in 2018. Production remains highly volatile. On a seasonally adjusted and annualized quarterly basis, the sector contracted 6.1% in the third quarter of 2019, following an expansion of 14.4% in the second quarter. Mineral sales increased 13.3% in nominal terms in the first three quarters of 2019 compared to the corresponding period in 2018, with gold, PGMs and iron ore sales particularly strong, increasing by 4.9%, 29.8% and 55.2% respectively. By contrast, coal and copper sales declined 0.4% and 6.1%, respectively, over the same period, weighed down by weaker demand from China.

According to the QES, the mining sector saw a 6,000 job rise to reach 462 000 in the four quarters to September 2019. However, the gold mining sector, in particular, consistently shed jobs in five of the last six quarters ending September 2019. Employment in the sector will remain under severe pressure as several companies have announced the restructuring or closure of their mining operations.

Of the pressures that weigh on the industry, policy and regulatory uncertainty has been highlighted as the main challenge, contributing significantly to the sector’s underperformance in recent years. The lack of policy direction has in turn frustrated investment in the sector, which has leveled off since 2011.

Progress has been made in reducing uncertainty, as some of the main contributors to policy uncertainty have been resolved. The Government issued a new Mining Charter and has withdrawn controversial amendments to the Mineral and Petroleum Resources Development Act (2002). The Cabinet has granted approval to publish the draft Upstream Petroleum Resources Development Bill for public comment. However, the Minerals Council SA has filed an application for a judicial review of the recently gazetted Mining Charter, citing problems with certain clauses that mean past deals were not sufficiently recognized.

The following table sets forth mineral production and sales for the periods indicated.

Mineral Production

	Index of Production Volume Including	Index of Production Volume Excluding	Total Value of Mineral Sales	Total Value of Mineral Sales
Year	Gold(1)	Gold(1)	Including Gold	Excluding Gold
2014	98.9	89.7	397,677.90	327,691.00
2015	96.9	91.6	396,277.60	332,928.80
2016	100.0	92.2	387,646.70	324,946.70
2017	96.3	83.3	437,589.50	348,506.10
2018	100.7	86.5	473,885,20	391,697,30
2019(2)	98.7	90.1	403,421,70	392,025,30

Notes:

(1)           Base: 2015 = 100.

(2)           Rand million, through September 30, 2019.

Source: Stats SA.

Construction

The construction sector made up 3.8% of total GVA in both 2017 and 2018. Over the past 10 years, the sector’s contribution to GVA has not changed much, averaging 3.8%. Real value added in the sector contracted by 2.6% in the period ended September 30, 2019. The weakness in the sector prompted declines in employment growth. According to the third quarter QES, construction sector employment declined by 4.7% over the first three quarters of 2019 following a 1.0% increase for the corresponding period in 2018.

Confidence in the sector has deteriorated since the first quarter of 2019. The First National Bank/Bureau of Economic Research (FNB/BER) Building Survey recorded a 20-year low building confidence index of 22 (also reported in the first quarter of 2019) in the third quarter of 2019. This signaled a deterioration in building activity amid low levels of non-residential activity and a significant slowdown in residential activity. A lack of new building demand was cited as a business constraint by builders, with an overall building index reading of 79 for insufficient demand. Investment within the sector also declined, with year-to-date contractions in the third quarter of 2019 reported in residential buildings, non-residential buildings and construction works.

The prevailing economic environment has unfavorably impacted the residential property segment. While the December 2019 SARB Quarterly Bulletin shows an improvement in the growth of credit demand by the real estate sector in the third quarter of 2019 (up 10%), growth in mortgage advances on residential property has remained just above 4% in the first ten months of 2019, broadly unchanged from 2018. Construction sector bank credit moderated to 2.3% in the third quarter of 2019 from 5.9% in the corresponding period in 2018 and a high of 17.7% in the first quarter of 2019.

Civil Engineering

Investment growth in construction works declined by 0.4% year-to-date for the first three quarters of 2019 following a decrease of 0.5% for the corresponding period in 2018. The FNB/BER Civil Confidence Index remained at a low level, registering 15 points in Q3 2019, marking the ninth straight month of an index level below 20 points. Approximately 90% of the respondents cited insufficient demand for new construction work as a business constraint. The difficult conditions in the civil construction sector are likely to persist as both public sector infrastructure expenditure and private sector investment remain constrained.

Agriculture, Forestry and Fishing

The agriculture, forestry and fishing sector made up 2.4% of total GVA in 2018, moderating from 2.6% in 2017. This was a result of less favorable weather conditions and a normalization in agricultural production following record summer field crop production in 2017.

Over the past 20 years, the sector has on average constituted 2.4% of total GDP. Despite the sector’s small direct contribution, strong linkages to the informal economy, rural areas and upstream (i.e. agricultural inputs) and downstream (i.e. food processing, paper and pulp production) activities means it has high output and employment multipliers which increase its overall value to the economy. The top ten employment multipliers for the South African economy include commodities from the services and agriculture sectors only. Extending this to the top twenty, there are another six commodities from manufacturing sub-sectors with strong links to the agriculture sector (i.e. leather products, furniture, sugar, animal feeding, bakery products and wood products).

The sector is set for a second consecutive annual decline in 2019. In the period ended September 2019, real value added in the agriculture, forestry and fishing sector contracted by 9.1% compared with the corresponding period in 2018. On a seasonally adjusted and annualized quarterly basis, the sector contracted by 3.6% in the third quarter of 2019, following a decline of 4.2% in the second quarter. Drought conditions that started in October 2018 and continued into early 2019 in some parts of the country, led to weaker summer field crops and horticulture production in 2019. The outbreak of foot-and-mouth disease in January 2019 led to a temporary ban of South Africa’s livestock exports, weighing on export values, while lower wheat production is expected in 2019 due to irregular rainfall during the growing season. Although production is weaker in 2019, average employment in the sector during the first three quarters of the year was almost unchanged in relation to the same period in 2018, expanding by 8,000 jobs (+0.9%) year-on-year.

Despite difficult conditions in recent years, some subsectors have performed exceptionally well, with both reinvestment and greenfield investment maintaining and growing output and employment. As a share of global trade, South African exports of citrus, grapes and pome fruit, for example, have increased over the past decade. Citrus’ global trade market share has risen from 4% in 2001 to more than 10% in 2018, followed by table grapes (5% to 7%) and pome fruits (3% to 6%). Agricultural exports hold significant potential, particularly in light of growing demand in Asia for higher value food products and the trade opportunities expected to arise from the African Continental Free Trade Agreement (AfCFTA).

However, a lack of adequate resources and skills to enhance biosecurity measures, inadequate port infrastructure and service delivery constraints pose a significant threat to sustainable export growth in agriculture. Trade promotion, market access, water interventions and certainty on land policy are crucial to unlock further investment in key crops such as apples, table grapes, citrus, wine, avocados, macadamia nuts, pecan nuts and beef. These products hold significant potential to increase agricultural exports and in many cases can contribute significantly toward increasing employment in the sector given their high labor intensity. However, in many growing markets, particularly in Asia, South Africa has less preferential trade access than competitors such as Chile, Peru and Australia.

Industry and the Department of Agriculture, Forestry and Fisheries (DAFF) have been collaborating to expand access to existing and new export markets. For example, DAFF collaborated with the wine industry to create an online system that issues export and import certificates for wine producers. The fruit and nut industry have a trade working group within the Fruit Industry Value Chain Round Table which coordinates and resolves issues related to market access and export protocols on behalf of fruit exporters. Collaboration between DAFF and the local citrus industry to open up market access in China is bearing success as the value of citrus exports reached record levels in 2018 following significant growth in 2017. More of these kinds of partnerships are required to address trade access and market constraints hindering export growth. In general, better coordination and engagement between government and the farming industry to address these constraints is needed.

Electricity, Gas and Water

The electricity, gas and water sector made up 2.3% of total GVA in both 2017 and 2018. Over the past 10 years, the share in GVA has averaged 2.5%. The sector declined 1.4% over the first three quarters of 2019, primarily driven by a contraction in electricity generation and distribution. This poor performance has been matched by adverse sector employment developments. According to the latest QES, electricity, gas and water sector employment declined by 4.4% on a year-to-date basis as of Q3 2019, from a 2.1% year-on-year decline in the corresponding period in 2018.

Electricity

South Africa generates two-thirds of Africa’s electricity. More than 83% of South Africa’s electricity is coal generated. Koeberg, a large nuclear station near Cape Town, provides about 4% of capacity. A further 7% is provided by hydro-electric and pumped storage schemes.

Generation of electricity in South Africa is currently dominated by Eskom, the wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. It is regulated by Nersa, which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.

Energy supply has deteriorated with the energy availability factor declining to 67.8% for the 2019/20 financial year from 71.8% in the previous financial year. The final unit of the Medupi power station was synchronized to the grid in late August 2019 to the tune of 190 MW. Completion is expected for November 2020. Kusile power station’s Unit 3 was synchronized to the grid for the first time in April 2019 (400 MW). All six units of Medupi and Kusile are expected to be commercially operational by 2020 and 2023 respectively.

The Renewable Energy Independent Power Producer (REIPP) Program has procured 112 projects (6,422MW) and R209.7 billion has been invested since the program was established in 2010. An updated Integrated Resource Plan was published in October 2019 which gradually increases the allocations of renewables (around 33% for wind and solar) and lessens the energy sector’s reliance on coal (43%) by 2030, facilitated through a “just transition” in the sector.

While Eskom’s intermediate financial results suggested an improvement in the first half of the 2019/20 financial year, a substantial loss is expected in the second half of the financial year due to lower sales in summer months, unplanned breakdowns, increased employee benefits kicking in in the second half of the year, higher maintenance costs in summer and higher debt service costs over the following six months. Longer term impacts on demand are likely to be negative given the steepness of energy price increases and the lack of reliability of supply.

Given the precarious financial position of Eskom, the Department of Public Enterprises has published a Roadmap for Eskom which details Eskom’s planned unbundling to improve transparency, encourage operational efficiencies and competitiveness. The paper suggests that there will be functional separation of a transmission entity and then separation of generation, transmission and distribution by 2021 under “Eskom Holdings.”

For further information, see “Public Sector Enterprises — Eskom” below.

Oil and Gas

The wholesale and retail markets for petroleum products in South Africa are subject to a set of government controls. The government regulates wholesale margins and controls the retail price of petrol. The petrol retail price is fixed on a monthly basis, but varies each month with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes. The administration of the pricing regulation is undertaken by the Central Energy Fund on behalf of the Department of Energy (DOE). On November 23, 2018, the DOE published its Discussion Document on the Review of Basic Fuel Prices (BFP) structures. The department has taken an initial view that the import parity principle be maintained where petroleum products are imported and removed where products are not imported to reflect the actual cost of landing products in South Africa.

South Africa has very limited oil reserves. Approximately 60% of its crude oil requirements are met by imports from the Middle East and Africa. Over the past 5 years, the development of the South African upstream petroleum industry has functioned under regulatory uncertainty as finalization of the Minerals and Petroleum Resources Development Act (MPRDA) was never realized. The DOE elected to withdraw the MPRDA for regulation of oil and gas (minerals) industries, and instead the Upstream Petroleum Resources Development Bill was approved by the Cabinet and gazetted for public comment in December 2019. The bill will provide regulatory certainty and unlock the industry’s exploration, production and beneficiation potential.

Natural gas supply is comprised largely of imports via the pipeline from Temane and Pande gas fields in Mozambique. More recently in 2019, Total South Africa announced their discovery of a potential 1 million barrels of gas condensate on the Brulpadda off Mossel Bay in the Western Cape. To supplement and ensure reliability of natural gas supply, Transnet National Port Authority (TNPA) has commissioned the construction of a liquid petroleum gas (LPG) import and storage terminal for operation in 2020 in the port of Richards Bay in Kwa-Zulu Natal. Furthermore, in terms of regulation for gas, the department is in the process of finalizing the Draft Gas Amendment Bill to form part of the legislation governing the gas sector.

Water

South Africa is largely a semi-arid and water scarce country with a mean annual rainfall of 465 mm, almost half the world average. South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land and hundreds of small rivers. South Africa’s per capita consumption of approximately 237 liters remains above the world average of 173 liters. On the basis of current demand levels, the country is likely to face a water deficit of 17% by 2030.

The South African government has launched a wide ranging ten-year program to address water supply and sanitation backlogs affecting under-serviced households. Improvement to bulk water infrastructure has been prioritized. Initiatives are expected to fast-track the issuing of water licenses, expand the water system capacity, speed up construction programs, address backlogged projects and rehabilitate and upgrade existing water and sanitation infrastructure across the country. The Department of Water and Sanitation is also in the process of establishing an independent water regulator by 2023.

The Western Cape faced an unprecedented drought in 2017, but the situation subsequently improved and as of November 2019, collective metropolitan dam levels were recorded at 83.1% compared to 34% in 2017. Much of the improvement was due to improved demand management, rather than above-average rainfalls, which have remained below average for the fifth consecutive year. However, the country is once again faced with severe droughts affecting parts of the Eastern Cape, North West and Limpopo provinces, with average dam levels falling below 50% in November 2019 and below 6% at two of Limpopo’s major dams. The Department of Water and Sanitation announced a drought relief strategy, informed by its recently published (late November 2019) National Water and Sanitation Master Plan, which set out key immediate, short-term and future-thinking action steps, aimed at addressing systemic and infrastructural challenges to secure water supply. Drought relief measures include borehole drilling, water tankering from available resources and rainwater and fog harvesting to restore and ensure security of supply.

Public Sector Enterprises

The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.

The Executive Authority oversees the operations of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.

Parliament plays a significant role in the oversight of public enterprises through a number of committees that have been assigned responsibility for oversight over public enterprises. These committees include the Parliamentary Portfolio Committee on Public Enterprises, which is responsible for oversight over the Department of Public Enterprises and the key public enterprises that report to the department, the Parliamentary Portfolio Committees responsible for oversight of the various sectors in which public enterprises operate, and the Select Committee on Public Accounts, which is responsible for financial oversight.

The public sector is estimated to spend R257 billion on infrastructure in 2019/20, an increase of 19% compared to 2018/19.  This is mainly because of higher estimated spending by state-owned companies including the Passenger Rail Agency of South Africa, Eskom, Transnet and Rand Water, which are expected to resume or begin infrastructure projects that were deferred in previous years.

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia, to support the capital investment program/programs of the public enterprises. Such guarantees are issued in accordance with the Public Finance Management Act (PFMA). All guarantees are issued jointly by the Minister of Finance and the Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the fiscal risks that are posed by these guarantees and is vigilant in trying to ensure that the exposure from these contingent liabilities remains sustainable. State support and the financial condition of public sector enterprises remains a fundamental policy concern, particularly with respect to Eskom as discussed in more detail below.

A significant volume of guarantees has been issued to a number of public enterprises, with Eskom, SANRAL, Trans-Caledon Tunnel Authority (TCTA) and South African Airways (SAA) representing the largest exposure. The table below outlines the guarantees that are issued to public enterprises over the past four financial years.

Guarantees of Public Enterprises

	2016/17		2017/18		2018/19		As of September 30, 2019
	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount	Total guarantee amount	Total exposure amount
	Rand (million)
Eskom	350,000	202,825	350,000	244,678	350,000	285,587	350,000	304,986
SANRAL	37,910	29,458	38,947	30,368	38,947	39,462	37,910	38,218
TCTA	25,638	20,886	25,658	18,912	43,000	14,302	43,000	13,711
SAA	19,114	17,819	19,114	11,059	19,114	15,269	19,114	11,804
DBSA	12,324	3,993	12,038	3,975	11,268	4,256	9,843	4,460
LandBank	11,100	3,805	9,600	3,806	9,600	965	9,600	921
Transnet	3,500	3,757	3,500	3,757	3,500	3,757	3,500	3,698
Denel	1,850	1,850	2,430	2,430	3,430	3,430	4,430	4,430
SA Express	1,106	827	1,106	867	2,846	163	1,903	163
IDC	435	138	448	137	499	147	508	147
SAPO	3,970	3,989	4,170	400	2,947	0	0	0
Telkom	245	108	253	111	281	124	287	126
PRASA	1,217	—	—	—	0	0	0	0
Other Entities	5,739	902	2,574	771	1,948	658	1,784	593
Total	474,148	290,357	469,838	321,271	487,380	368,120	481,879	383,257

Source: National Treasury.

Eskom

Eskom is a state-owned company responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 90% of electricity used in South Africa and approximately 40% of the electricity used in Africa. Eskom directly provides electricity to about 45% of all end users in South Africa. The other 55% is resold by redistributors (including municipalities).

While most of Eskom’s business is within South Africa, the company also buys and sells electricity in the Southern African Development Community (SADC) region. Eskom’s involvement in African markets beyond South Africa is currently limited to projects that have a direct impact on securing supply of electricity for South Africa. Eskom is investigating additional opportunities in the SADC region. The financial viability of Eskom and its on-going operational challenges remain a key vulnerability of the South African economy.

Eskom will continue to be reliant on Government support through the R350 billion Government Guarantee facility that was made available to support the construction of its capital expenditure (capex) program as well as additional budget support. Eskom’s current guarantee exposure, including interest to the Government, amounts to R305 billion as at 30 September 2019. Of the R350 billion Government guarantee facility, R334 billion has been committed, while R16 billion remains unallocated for future funding. Eskom is expected to remain highly leveraged mainly due to its historically weak balance sheet and its continued reliance on external sources of funds to match its capex program spend requirements.

As at March 31, 2019, 64 projects under the Renewable Energy Independent Power Procurement Purchase Programme (REIPPPP) totaling 3975.7MW of power have reached commercial operation, while 91 projects totaling 6306.2 were signed. The Independent Power Producers (IPPs) have significant government contingent liability exposure with R208 billion in guarantees provided towards the program since 2012. However, the maximum exposure, as at March 31, 2019, amounted to R156 billion and is anticipated to increase to R161 billion by March 31, 2020 due to additional IPPs coming online during the latest bid windows to acquire additional electricity from these IPPs. Thus, the risk associated with the guarantees provided to the IPPs is lower than the overall risk of the guarantees provided to Eskom due to the pass through cost provisions in the regulatory framework. Moreover, the government has control over the termination risk arising from government expropriation. There are ongoing re-negotiations between the Government and the IPPs to reduce the cost of electricity with regards to certain bid windows.

Eskom’s Annual Financial Statements for the year ended March 31, 2019 reported a net loss of R20.7 billion and the external auditors expressed a qualified audit opinion on these financials. The qualification was based on the non-compliance with the PFMA due to the inability of the external auditors to confirm the understatement of irregular expenditure of R25.65 billion (2018: R21.04 billion) and fruitless and wasteful expenditure of R641 million (2018: R603 million) as not enough audit evidence was provided.

Eskom’s revenue increased by R2.5 billion to R179.9 billion for the year ended March 31, 2019 (2018: R177.4 billion). While Eskom received a 5.23% Nersa price increase, the amount was reduced by revenue of R6.4 billion (2018: R3.3 billion) not being recognized as it did not meet the collectability criteria as well as a decline in sales volume. The decline in sales volume is attributable to a decline in sales to mining customers of 4.2% due to economic downturn leading to a closure of mines and shafts. International sales decreased by 18.4% due to SADC countries relying more on their own generations due to improved dam levels.

Primary energy cost increased significantly by R14.3 billion to R99.5 billion in the year ended March 31, 2019 (2018: R85.2 billion) due higher utilization of open-cycle gas turbine plants (OCGTs), an increase in coal coats per GW and an increase in oil and gas needed to start up coal fired units due to increased unit trips. Commissioning of new renewable IPPS added 11,344 GWh in the current financial year (9,584 GWh), increasing expenditure on IPPs by R5.7 billion to R25.0 billion for the year ended March 31, 2019 (2018: 19.3 billion).

Earnings before interest, tax, depreciation and amortization (EBITDA) for the year ended March 31, 2019 deteriorated to R31.5 billion (2018: R45.4 billion), with the Eskom Group experiencing a net loss of before tax of R29.1 billion in the year ended March 31, 2019 (20.7 billion after tax). The EBITDA margin decreased to 17.51% in the year ended March 31, 2019 (2018: 25.57%), mainly due to increased primary energy and employee benefits expenditure together with stagnant revenue growth. Crucial to the improvement of Eskom’s financial position is increasing the EBITDA margin, through a combination of delivering on cost savings initiatives and efficiencies, stimulating demand to increase sales and attaining a cost-reflective price of electricity.

Eskom plans to save R77.0 billion over the next four years comprising of R44.3 billion in operating expenditure, R19.9 billion in capital expenditure and R12.8 billion in working capital. For the 2018/2019 financial year Eskom saved R9.9 billion against a target of R10.6 billion. Cash and cash equivalents at year-end declined by R13.8 billion to R2.0 billion (March 2018: R15.8 billion). This was mainly attributable to poor operational cash flows and increased finance costs. This is a clear indication that Eskom will continue to rely on external funding in order to maintain a good liquidity position to be able to settle its debt obligations.

The Government recognizes the need to implement major changes to Eskom’s business model as part of the broader transformation of the electricity sector in line with industry changes. Failure to undertake these changes will result in the entity being unable to meet its financial obligations and continuously relying on the financial assistance being provided by the Government. Therefore, the Government is urgently working on stabilizing the utility, while developing a broad strategy for its future given the high risks to the economy of a systemic failure if Eskom were to collapse.

The immediate priority is to stabilize Eskom’s operations and financial position. Eskom has a very considerable level of debt, beyond what it can afford to hold without Government support; however the issues giving rise to this situation are not solved by merely reducing debt. The business has a number of key inefficiencies that must be addressed as a priority, it has suffered cash losses as a result of the failure of municipalities and others to honor their obligations, and it has received tariff determinations from Nersa that do not allow Eskom to recover relevant costs.

Therefore, the nature and scale of any debt relief will be based upon the financial performance of an improved Eskom, as well as fundamental progress on key operational improvement projects. Consequently, the Government will only consider debt relief once the Eskom Board has met the following preconditions:

•             the Board must demonstrate measurable progress in instilling rigorous cash management discipline, and in achieving operational efficiencies in the business;

•             the Board must show that all business units are managing operations within their means;

•             the three new functional businesses must be created, with the separation of the transmission function being the priority; and

•             new boards and CEOs with the requisite skills for the three entities must be appointed, and must be accountable for the independent operation of each business.

Furthermore, progress in developing a financial turnaround of Eskom, which will be vital in the development of a sustainable turnaround strategy for Eskom, has been made by the office of the Chief Restructuring Officer.

Moreover, the Government is working on providing additional  financial support to Eskom through the Special Appropriation amounting to R26 billion and R33 billion in 2019/20 and 2020/21 respectively in addition to what was allocated in the 2019 Budget bringing the total government support  to R49 billion and  R56 billion in 2020/21. This additional financial support, which is intended to help Eskom maintain its going-concern status, and enable the utility to also meet its financial obligations as they become due. This allocation is based on stabilizing the company in the transition while the Government implements the restructuring of Eskom. Therefore, the Government does not anticipate that Eskom will come back with further requests for additional support during this period. That said, it must be noted that the Government has committed R230 billion (which includes government allocations to Eskom of R49 billion in 19/20, R56 billion in 20/21 and R33 billion in 21/22) over ten years towards supporting Eskom.

The Government remains committed to supporting and strengthening Eskom in order to ensure that the entity achieves business and financial sustainability and maintains adequate liquidity levels to continue operating as a going concern and ensure the security of electricity supply. However, this additional support is accompanied by conditions, outlined in the Special Appropriation Act, that Eskom must comply with but if Eskom fails to comply, the funds will not be transferred.

In addition to financial support, National Treasury and the Department of Public Enterprises continue to work closely with Eskom to manage its daily cash flow requirements to ensure that (i) the entity’s financial position does not negatively impact Government cash management, (ii) the entity implements an orderly separation of the business into three entities and (iii) the entity undertakes a path of just transition (i.e. move from coal to clean energy generation and mitigating the socio-economic impact on workers and communities).

Hence, the Minister of Public Enterprises recently announced a Special paper on Eskom which outlines the roadmap for restructuring Eskom and identifies the key strategic actions that must be implemented and presents timelines for these actions. The roadmap outlines the process to be undertaken for reforming the sector as well as presents a commitment to South Africa of the Government’s determination to act responsibly and with speed. The Government is acutely aware that Eskom’s deep crisis is a significant risk to the country’s economy and it has to act urgently to reform the electricity supply industry and Eskom. However, the timing and scope of implementation and any changes remain subject to political and other conditions.

In addition, the Government has recognize the responsibility that is given to the Board to deliver on this mandate and is currently working on capacitating the Board and the executive management with individuals who will bring in the skills required to address the challenges facing Eskom.

Transnet SOC Limited (Transnet)

Transnet is a public company, wholly-owned by the South African Government, and is the custodian of rail, ports and pipelines infrastructure in South Africa. Transnet is responsible for enabling the competitiveness, growth and development of the South African economy through delivering reliable freight transport and handling services. Transnet has five operating divisions:

•                              Freight Rail, the largest of the five operating divisions, operates more than 30,400 kilometers of rail network across South Africa which transports bulk, break-bulk and containerized freight. The rail network and rail services provide strategic links between the mines, production hubs, distribution centers and ports, and connect with the cross-border railways of the region.

•                              Transnet Engineering provides refurbishment, maintenance, upgrades and manufacturing services of rolling stock and specialized equipment for the other operating divisions of Transnet as well as external clients. It also houses the company’s research and development unit to capture opportunities for technology innovation.

•                              Transnet National Ports Authority provides port infrastructure and marine services at the eight commercial seaports in South Africa. The division’s core functions include the planning, provision, maintenance and improvement of port infrastructure.

•                              Transnet Port Terminals provides cargo-handling services at the ports which is critical in supporting the South African Government’s export-led growth strategy.

•                              Transnet Pipelines is the custodian of the country’s strategic pipeline assets and is currently servicing the fuel and gas industries by transporting petroleum and gas products.

In addition, Transnet has operations in Lesotho, Namibia, Swaziland and Mozambique and it plans to expand further into the rest of Africa. The tariffs charged by the National Ports Authority and Pipelines are determined by independent regulators, namely the Port Regulator and the National Energy Regulator of South Africa.

In recent years, Transnet has focused on addressing identified freight system challenges and has prepared the foundation for long-term competitiveness of the freight system.

Transnet is currently transitioning from the Market Demand Strategy (MDS) that was first implemented in 2012 to a new Transnet 4.0 Strategy (Transnet 4.0). The MDS was aimed at creating capacity ahead of demand with the capital investment program. Transnet 4.0 provides a framework for Transnet’s growth and diversification within the context of the 4th Industrial Revolution. The main growth thrusts of Transnet 4.0 include:

•                              extending Transnet’s footprint in Africa, the Middle East and South Asia;

•                              product and service innovation; and

•                              expanding Transnet’s advanced manufacturing business, with leading technologies to enhance new and existing products, and improve business processes.

In the short to medium term, Transnet is shifting its emphasis towards capital expenditure based on validating demand, and prioritizing spend on sustaining capital rather than capital expansion.

Transnet’s net profit increased significantly to R6 billion in 2018/19 compared to R4.9 billion in the prior year, on the back of fair value adjustment on investment properties leased out and supported by their favorable cashflow forecasts. The entity continued to access the markets without a government guarantee. The entity raised R6.7 billion through commercial paper, bank loans and Development Financial Institutions. The entity continued to execute infrastructure investment, spending R17.9 billion, R3.2 billion was invested in the expansion of infrastructure and equipment, whilst R14.7 billion was invested to maintain capacity in the rail and ports divisions. This takes the total investment spend to R183.5 billion over the past seven years.

Rating agencies downgraded Transnet’s credit rating, citing increased liquidity risk as a result of loan covenants triggered by the audit qualification on the 2018/19 Annual Financial Statements and credit rating downgrades for the sovereign. Transnet has since negotiated waivers on these non-financial covenants.

PetroSA

Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA) is a wholly-owned subsidiary of the Central Energy Fund (CEF), which in turn is wholly-owned by the State. The Department of Energy acts as PetroSA’s executive authority. PetroSA was formed in 2002 upon the merger of Soekor E and P (Pty) Limited, Mossgas (Pty) Limited and parts of the Strategic Fuel Fund. PetroSA plays a role in the development of the energy sector in South Africa in support of the broader CEF mandate of ensuring security of energy supply.

PetroSA’s core activities include:

•                              exploration and production of oil and natural gas;

•                              participation in and acquisition of local as well as international upstream petroleum ventures;

•                              production of synthetic fuels from offshore gas at the Gas-To-Liquids (GTL) refinery in Mossel Bay;

•                              development of domestic refining and liquid fuels logistical infrastructure; and

•                              marketing and trade of oil petrochemicals.

Moreover, PetroSA operates the FA-EM, South Coast gas fields as well as the Oribi and Oryx oil fields. The producing gas fields provide feedstock to the Mossel Bay GTL refinery. PetroSA is also exploring alternative feedstock supply given the depletion of its gas reserves in the FA-EM field. Outside South Africa, the company has exploration acreage in Equatorial Guinea and Namibia. PetroSA’s GTL refinery produces ultra clean, low-sulphur, low-aromatic synthetic fuels and high-value products converted from natural methane rich gas and condensate using a unique GTL Fischer Tröpsch technology. Key commodities produced include unleaded petrol, kerosene (paraffin), diesel, propane, liquid oxygen and nitrogen, distillates, eco-fuels and alcohols. Its world-class synthetic fuels and petrochemicals are marketed internationally.

PetroSA operates the following main divisions:

•                              Products and Sales: The Trade, Supply and Logistics (TS&L) division is responsible for marketing and selling products and services to customers in South Africa and abroad.

•                              Petrochemicals: PetroSA produces several chemicals at its GTL plant in Mossel Bay. These synthetic chemicals fall into two main groups: alcohols and low-aromatic distillates. These products are placed locally and internationally.

•                              Crude Oil: PetroSA produces crude from its Oribi and Oryx oil fields, located in Block 9, off the coast of South Africa. It is estimated that the fields produce 1,800 barrels of oil per day.

•                              Commercial Business: In 2006, PetroSA established its Commercial Business in order to facilitate opportunities for players within the petroleum industry from a previously disadvantaged background. Initially, the unit focused on black economic empowerment wholesalers and later expanded its focus to include liquid petroleum gas.

The CEF group has been faced with sustainability pressures since the 2013/2014 financial year mainly as a result of the feedstock shortages (gas feedstock) which is extremely necessary in the sustainable operation of its GTL refinery. As an interim measure, PetroSA has started processing crude oil producing 18,000bpd. With additional capital expenditure, the entity will be able to scale up its production. The final turnaround strategy of PetroSA is however under discussion with the Minister of Energy and Mineral Resources.

PetroSA also faces a rehabilitation liability associated with the GTL refinery. The regulations issued under the National Environmental Management Act (NEMA) require that companies provide fully for the liability in a ring-fenced account. At the year ending March 31, 2019, the rehabilitation liability was valued at R9.8 billion. PetroSA has provided for R2.4 billion of that liability, leaving a shortfall of R7.3 billion. According to the entity, it is required to assess, review and adjust its financial provision and associated plans by February 2024.

In addition, CEF is seeking to mitigate against the Group’s worsening financial position through the implementation of a number of cost reduction strategies, including adoption of a consolidated shared service model and divesture from non-performing projects. Most importantly, CEF is engaged in a strategy review process aimed at refocusing its mandate. The strategic review process will, among other objectives, serve as a platform for the Government and CEF to work together in addressing CEF’s very wide mandate, which has thus far been costly for the entity to maintain.

The CEF Group’s revenue increased by 12.8% to R13.2 billion in 2018/19 from R11.7 billion in 2017/18. The increase was mainly attributable to PetroSA revenue increase of 17% to R12.1 billion in 2018/19 (2017/18: R10.4 billion), which was due to an increase in product prices as a of result increases in crude oil prices. Revenues from the African Exploration Mining and Finance Corporation (AEMFC) also increased by 38.5% to R635 million in 2018/19 (2017/18: R458 million) due to increased sales volumes to Eskom. Strategic Fuel Fund (SFF) however, recorded 61.2% decrease in revenue to R246 million in 2018/19 from R635 million 2017/18. This was due to a decrease in rental income from the storage facilities as the rising oil prices dissuaded crude oil traders from holding more crude oil to sell when the price is high.

Net loss for the 2018/19 financial year amounted to R471 million, a significant decrease from the previous year’s net profit of R354 million. This was mainly due PetroSA, which had a net loss of R2.1 billion, slightly offset by profits from SFF of R920 million, iGas of R360 million and AEMFC of R106 million. PetroSA’s losses were attributable to low production volumes and the weakening rand which increased rehabilitation provisions and production assets impairment.

Borrowings by the CEF Group constitute a reserve-based lending facility amounting to R968.3 million on March 31, 2019 (2018: R769.3 million). The facility is secured against the producing asset of PetroSA Ghana. In addition, CEF entered into finance leases through both AEMFC and PetroSA Ghana, with the present value of minimum lease payments amounting to R1.1 billion on March 31, 2019. During the current year ended March

31, 2019, borrowings increased by R475.8 million in aggregate. R199 million of the increase was attributable to the reserve-based lending facility, whereas R276.8 million was attributable to the finance lease obligation.

Airports Company South Africa (ACSA)

ACSA is a state-owned company (74.6% owned by the South African Government through the Department of Transport, 20.0 % owned by the Public Investment Corporation SOC Ltd, 4.21% owned by Empowerment Investors, and the remaining 1.19% owned by Staff through the Employee Share Option Scheme). The company is legally and financially autonomous and operates under commercial law. ACSA is mandated to own and operate South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban (King Shaka). As a result, ACSA is responsible for processing approximately 90.0% of all passengers departing on commercial airlines from airports within South Africa. ACSA has a 30-year concession and a 20-year concession to develop, operate and maintain the Mumbai (India) and Guarulhos International (Sao Paulo, Brazil) Airports respectively. ACSA earns consultancy fees and return on equity from these investments.

The ACSA Group derives revenue from two streams, aeronautical and non-aeronautical revenue. The former is derived from regulated charges, which consist of aircraft landing and parking charges, and passenger service charges. The non-aeronautical income is derived from commercial undertakings including retail operations, car rental concessions, property leases, car parking, hotel operations and advertising. Another component of non-aeronautical revenue is generated from international operations. ACSA’s non-aeronautical revenue accounted for 49% of total revenue in 2018/19 compared to 37% in 2017/2018 and 37% in 2016/17. The non-aeronautical revenue grew by 4.6% to R3.3 billion, largely reflecting a weak domestic economy and difficult operating environment for ACSA’s retail, car rental, advertising and property rental activities. ACSA’s performance in terms of non-aeronautical revenue is marginally below its target of 50%, but compares favorably with the global picture of modern airport operations, which sees an even split of revenue streams. Aeronautical revenue for 2018/19 grew by 6.3% to R3.8 billion compared to R3.2 billion in 2017/18. The lower growth was attributed to lower airport charges.

ACSA made steady progress in the expansion of airport service activities in 2018/19. The company secured contracts from the following foreign and domestic airports to provide advisory and consultancy services:

•                  Oribi Airport in Pietermaritzburg;

•                  Roberts International Airport in Monrovia, Liberia;

•                  Kenneth Kaunda International Airport in Lusaka, Zambia; and

•                  Bugesera International Airport in Kigali, Rwanda.

SANRAL

SANRAL is responsible for the financing, controlling, planning, construction, rehabilitation and maintenance of South Africa’s national road network to support socio-economic development. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads, of which 22,214 kilometers is the national road network. The national highway network currently consists of 16,170 kilometers, which is expected to grow to 25,000 kilometers. South Africa has the longest road network of any country in Africa.

In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types — those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public private partnerships. Hence SANRAL’s revenue comes from two primary sources: grants from the National Government for all non-toll roads, and the tolling revenue received from toll roads.

During 2018/19 SANRAL undertook a total of 258 projects to build new roads, improve existing roads, and rehabilitate roads in a sub-optimal condition. These projects are predominately in the non-toll road network with only 34 projects undertaken in toll portfolio. SANRAL awarded new contracts worth R5.2 billion to black-owned companies and contracts worth R3.3 billion to white-owned companies for construction and maintenance of national roads during the year ended March 31, 2019.

In 2018/19, SANRAL recorded total revenue of R16.6 billion (2017/18: R16.2 billion). An annual Government grant of R18.6 billion was provided. Of this grant, an amount of R505 million was earmarked for the Gauteng Freeway Improvement Project (GFIP), to off-set the loss of income resulting from lower toll fees under the dispensation announced by Government in 2015. A further R5.75 billion was also transferred to toll operations in 2018/19. The balance was transferred to non-toll roads and R5.74 billion of this was apportioned to capital projects.

Trans-Caledon Tunnel Authority (TCTA)

The TCTA is a specialized liability management body established in 1986 to give effect to the Treaty on the Lesotho Highlands Water Project between the Government of South Africa and the Government of Lesotho. TCTA was originally established to finance and implement the South African component of the Lesotho Highlands Water Project (LHWP) Phase 1. The entity’s notice of establishment was later amended in March 2000 and expanded to include the funding and implementation of bulk raw water infrastructure on behalf of the Minister of Water Affairs (now Minister of Water and Sanitation) in terms of the National Water Act. The scope of TCTA’s activities has expanded considerably in scale and complexity from a single project, to the management of the current portfolio of 13 major infrastructure projects at varying stages in the project life cycle as well as extensive advisory services. To date, the following directives have been received:

•                                          Lesotho Highlands Water Project (LHWP): Delivery tunnel and subsequently fulfillment of the Republic’s financial obligations arising from its treaty with Lesotho signed in 1986 (includes both Phase 1 and Phase 2);

•                                          advisory services to Umgeni Water, Water Management Institutions, Water Boards and the Department of Water and Sanitation (DWS);

•                                          Berg Water Project (BWP);

•                                          Vaal River Eastern Subsystem Project (VRESAP);

•                                          refurbishment of Mooi-Mgeni Transfer Scheme Phase 1* (MMTS1) and implementation of Phase 2* (MMTS2);

•                                          Olifants River Water Resources Development Project Phase 2C and subsequently, all the remaining phases* (ORWRDP);

•                                          Komati Water Scheme Augmentation Project (KWSAP);

•                                          Mokolo-Crocodile Water Augmentation Project Phases 1 and 2 * (MCWAP 1 and MCWAP 2);

•                                          Metsi Bophelo Borehole Project;

•                                          short term solution to Acid Mine Drainage* (AMD);

•                                          coordination of Strategic Infrastructure Projects 3 and 18* (SIP3 and 18);

•                                          Mzimvubu Water Project; and

•                                          off-take to the town of Kriel from the Komati Water Supply Augmentation Project.

Implementation of these projects is still on-going.

In 2014, the initial R25 billion guarantees provided for LHWP Phase 1 were extended to cover the activities of LHWP Phase 2 and the short-term solution to Acid Mine Drainage (AMD) in the Vaal River area. Commercial funding for the rest of the projects is secured on the basis of income agreements between TCTA and DWS and these agreements determine how costs may be recovered on each project.

Lesotho Highlands Water Project (LHWP): in the past year, TCTA activities included the ongoing management of debt relating to the LHWP, as well as fulfillment of the associated financial obligations of the Government of the Republic of South Africa to the Kingdom of Lesotho. Loan negotiations for the raising of R4.5 billion for Phase 2 of the LHWP with development finance institutions commenced in the second quarter of 2019. TCTA was also in the process of finalizing arrangements for the listing of a R35 billion domestic medium term note program.

Mokolo-Crocodile Water Augmentation Project (MCWAP): The first phase of this project, MCWAP-1 was declared to be fully operational in September 2016, and TCTA is now making preparations for the implementation of the second phase, MCWAP-2 which will supply water meet Eskom’s environmental requirements which are part of the World Bank loan for Medupi. TCTA commenced and is currently addressing appeals received during the Environmental Impact Assessment (EIA) process. A combined guarantee for MCWAP 1 and MCWAP 2 was approved in the current financial year.

TCTA’s total debt decreased by R4.4 billion from R27.1 billion (the year ended March 31, 2018) to R22.7 billion (the year ended March 31, 2019) mainly due to the redemption of the WSP3 bond and the buyback of the WSP5 bond, the repayment of facilities from Absa and Standard Bank.

As a non-profit organization, TCTA’s aggregate net cash inflows and outflows are expected to balance to nil at the end of each project, once all debt has been extinguished. Cash inflows from operating activities for the year ended March 31, 2019 were higher than for the year ended March 31, 2018, due to higher receipts of revenues and netted off by lower recoveries on fiscally funded projects. The higher receipts were partly due to the repayment of the outstanding balance for the financial year. The total receipts for the 2017/18 financial year amounted to R6 218 million. The tariff billing for the current financial year was higher than the previous financial year due to increased volumes.

The liquidity position across all projects improved in the preceding year mainly due to an improvement in payment of the tariff receivable by the Department of Water and Sanitation.

South African Post Office (SAPO)

SAPO is mandated to provide postal services in accordance with the Postal Services Act of 1998. This Act provides for the regulation of postal services including its Universal Service Obligations. The Postal Services Act of 1998 sets out the licensing requirements of SAPO as prescribed by the relevant regulatory body, ICASA. In terms of the licensing framework developed by ICASA, SAPO is the only operator licensed within the reserved market, which covers all mail under 1kg. SAPO’s license is valid for a period of 25 years and is reviewed every three years in relation to SAPO’s performance in rolling out universal service obligations (USO) which include the rollout of postal addresses, points of presence and adherence to delivery targets. In the unreserved market, operators are required to register with ICASA, but there is no licensing framework. SAPO operates in both the reserved and unreserved market. SAPO’s license was issued in 2001.

Lastly, the South African Postbank Limited Act, provides for the corporatization of the Postbank, which is currently a division of SAPO. The Act allows for the transfer of the Postbank division to the Postbank Company. The Act further provides for the governance and functions of the Postbank once established as a company.  SAPO operates an expansive network of more than 2,000 service points, through which its services are extended to the general public.

For a number of years, SAPO struggled with defining its strategic role as a commercial enterprise, operating within a rapidly changing ICT environment, whilst balancing its distinct developmental mandate. A number of reforms were implemented and SAPO’s mandate was strengthened through an amendment of the Postal Services Act.

Although the reforms provide the basis for the turnaround of SAPO, the entity is struggling to drive its commercial revenues.

For the year ended March 31, 2019, SAPO recorded a net loss after tax of R 1.099 billion. Revenue for the year ending March 2019 was increased to R5.4 billion (R4.4 billion in 2018), whilst expenditure totaled R6.9 billion (R5.2 billion in 2018). The increase in revenue and costs was primarily attributable to the South African Social Security Agency contract for the payment of social grants. In January 2019, government recapitalized SAPO with R2.9 billion which was utilized to settle all long term loans, pay critical suppliers to enhance the operational environment and to fund future capital expenditure.  Government has also reinstated funding of R1.5 billion over the Medium-Term Expenditure Framework (MTEF) period for the public service mandate of SAPO.

Denel

Denel is a state-owned aerospace and defense company (100% owned by the South African Government through the Department of Public Enterprises). Denel operates through several business units that have diverse capabilities in the defense industry, ranging from designing, developing, integrating and supporting artillery, munitions, missiles, aerostructures, aircraft maintenance, unmanned aerial vehicles system and optical payloads based on high technology.

The Group’s revenue declined by 36% from R5.8 billion in 2017/18 to R3.7 billion in 2018/19. The decline in the Group’s net profit is mainly attributed to a slowdown in operational activities as a result of liquidity challenges. Revenue composition was 51% export revenue and 49% domestic revenue. Export revenue decreased from 75% of revenue in 2017/18 to 51% in 2018/19. The decline in domestic markets is mainly attributed to decreased local demand as the South African Government continues to focus on fiscal consolidation. To counter this, the Group has intensified its efforts to grow export market sales.

The entity realized a net loss amounting to R1.75 billion in the year ended March 31, 2019 compared to a net loss of R1 billion reported the previous financial year. The net loss includes a R389 million provision for the exit of the Denel Aerostructures manufacturing contract, and a net interest expense of R340 million. Interest bearing debt increased by 3% in the year ended March 31, 2019 to R3.4 billion from R3.3 billion the previous financial year. The Group debts are backed by a government guarantee which was issued during September 2018 for a period of five years. The Group increased its Domestic Medium Term Note (DMTN) Program from R3 billion to R4 billion in order to enable the entity to source additional funding under the program.

In order to resolve its financial challenges, Denel has developed a turnaround plan. The turnaround plan initiatives amongst others have focused on improving governance structures within the Group, reducing cost structures, improving program delivery and the generation of cash as well as the sale of non-core assets. In support of Denel’s turnaround plan, the government, in addition to the guarantees provided under the DMTN program, allocated Denel with a recapitalization amounting to R1.8 billion, through the contingency reserve in the 2019/20 financial year.

SA Express

SA Express is a state-owned regional airline (100.0% owned by the South African Government through the Department of Public Enterprises). The company is legally and financially autonomous and operates under commercial law. SA Express operates short- and medium-haul routes connecting primary and secondary domestic and regional destinations in South Africa and neighboring countries.

As of the latest available financial statements, SA Express derives revenue from passenger ticket sales and cargo transport services. SA Express’ revenue decreased by 67% to R707 million for the 2018/19 fiscal year (2017/18: R2.14 billion), this was driven by a decline in passenger revenue due to the reduction in the airline’s fight schedule. SA Express’ net loss for the 2018/19 year amounted to R59 million, a decline from the prior year loss of R162 million.

As of the latest available financial statements, the airline’s net equity improved from a negative R231 million as 1 April 2018 to a positive R426 million following a shareholder recapitalization of R1.249 billion as at 31 March 2019. SA Express’ liquidity position improved to 0.62 times in the 2018/19 financial year from 0.32 times in 2017/18 as a result of a decrease in current liabilities following the recapitalization by the shareholders.

As of the latest available financial statements, the capital expenditure of 2018/19 amounted to R30 million from R13 million in 2017/18.

Development Finance Institutions (DFIs)

South Africa has seven national Development Finance Institutions (DFIs) operating in sectors ranging from infrastructure, agriculture, industrial development and human settlements. These national DFIs are fully state-owned and report to their respective National Government shareholder departments. As of March 31, 2019, the South African DFIs, namely, the Land and Agricultural Development Bank of Southern Africa (Land Bank), Development Bank of Southern Africa (DBSA), the Industrial Development Corporation (IDC), National Housing Finance Corporation (NHFC), National Empowerment Fund (NEF), Rural Housing Loan Fund (RHLF) and national Urban Housing Reconstruction Agency (NURCHA) had a total asset base amounting to R298.16 billion, funding liabilities amounted to R148 billion and capital amounted to R149 billion. Currently the government is in the process of integrating the three DFIs i.e. NHFC, NURCHA and RLHF led by the Minister of Human Settlements.

Where necessary, DFIs continue to be supported by the National Government through a combination of financial instruments, such as grants and guarantees and recapitalization. The government has also allowed some/certain DFIs (DBSA, Land Bank, IDC and NHFC) to obtain external loan funding which consists of loans obtained from capital market funding as well as concessionary funding from multilateral development finance institutions. Currently only two DFIs, the Development Bank of Southern Africa (DBSA) and the Industrial Development Corporation (IDC) are permitted through their Acts to operate and invest outside the borders of South Africa.

Informal Sector of the Economy

The informal sector employs 2.9 million people (excluding agriculture and domestic service) and, as of December 31, 2019, accounted for 17.8% of total employment.

Informal enterprises encompass a very wide range of activities, such as the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprises also mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Since the informal sector operates outside the legislated labor environment, employment tends to be casual, based on kinship or personal and social relations rather than on contractual arrangements with formal guarantees.

Employment and Trade Unions

Employment

Employment remains one of the key challenges for the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.

The Quarterly Labor Force Survey (QLFS) for the fourth quarter of 2019 showed that the official unemployment rate remained unchanged at 29.1% relative to the third quarter of 2019 (a 22% increase from 2010). The number of employed people in the non-agricultural formal sector has increased by 1,611,252 million since 2010 and the number in the informal sector has increased by 600,821 during the same period. The agriculture sector has seen an increase of employed people by 236,249 since 2010.

The labor force participation rate increased by 8.7% from the fourth quarter of 2010 to 59.8% in the fourth quarter of 2019. South Africans who are not economically active increased by 663,053 during the same period, while that of discouraged work seekers increased by 678,757.

The number of South Africans with tertiary education and who are not economically active increased by 265,220 from December 2010 to 688,591 in December 2019. Discourage work seekers rose to 678,757 since December 2010.

The table below denotes disaggregated formal employment levels.

Total non-agriculture formal employment per sector as at September 30, 2019	Total employed (thousands)	As a percentage of total	Change since September 2010 (thousands)	Average growth per year since December 2010
Mining	462	4.6%	(42.7)	(1.0)%
Manufacturing	1,194	11.8%	27.1	0.3%
Utilities	59	0.6%	2.7	0.5%
Construction	599	5.9%	163.0	3.6%
Trade	2,265	22.3%	563.7	3.2%
Transport	482	4.8%	102.8	2.7%
Financial Real Estate and Business Services	2,343	23.1%	502.6	2.7%
Community social and personal services	2,738	27.0%	477.9	2.2%
Total	10,142	100%	1,797.1	2.2%

Source: Quarterly Labor Force Survey (QLFS), Stats SA.

The following table sets forth the change in formal, non-agricultural, formal employment and the percentage of registered unemployed people for the periods indicated.

	For the year ended December 31,
	2014	2015	2016	2017	2018	2019
Employment (% change on prior year)(1)
Public Sector(1)	4.4	(1.9)	1.4	(2.8)	1.1	n/a
Private Sector(1)	(0.7)	0.3	0.3	0.6	0.5	n/a
Total	0.4	-0.2	0.5	(0.2)	0.6	n/a
Official Unemployment(2) (%)	25.1	25.3	26.7	27.5	27.1	28.7

Notes:

(1)           Employment in the formal non-agricultural sectors.

(2)           QLFS as at December 31, 2019. Starting in January 2015, the estimates are based on a new master sample, which impacts comparability with previous periods.

Source: QES, QLFS, Stats SA.

The national government has placed job creation and skills development at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, with future legislation and regulation being subject to a socio-economic impact assessment before being passed, and microeconomic reform as well as by directly impacting employment levels through public sector hiring and targeted job-creation programs. Some of these interventions include the following:

•                  The Employment Tax Incentive aims to incentivize firms to employ young inexperienced workers, and at the same time providing younger workers with work experience to improve the probability of later employment. Initial impact analyses suggest a modest but positive impact. A 10-year extension was agreed by social partners in September 2018. Within the current legislative cycle, the Incentive has been extended to February 2024, with a further extension to February 2029 to be put forward with the legislative amendments in the 2019 legislative cycle.

•                  The Expanded Public Works Program (EPWP) is one of government’s short-to-medium term programs aimed at providing short-term jobs and training for the unemployed. It is a national program covering all spheres of government and state-owned enterprises.

•                  The National Skills Development Strategy (NSDS) guides skills development in South Africa and seeks to ensure that the labor market is better able to cope with developmental challenges such as poverty, inequality and unemployment through responsive education and training.

•                  The Jobs Summit convened in October 2018 followed extensive consultation with government and its social partners, who have collectively arrived at a number of agreements on interventions to drive job creation and job retention, thus boosting the inclusivity of economic growth. These include in areas such as public employment programs, new sector-specific labor intensive initiatives, and enhanced policy and regulatory certainty that works to unlock inclusive growth and employment. Post-Summit monitoring and evaluation will be conducted by two oversight bodies, including a Presidential Committee.

Education, skills, employment and unemployment

There is a positive correlation between skills levels (using educational attainment as a proxy) and employment. Individuals with lower skills levels represent the majority of the unemployed. As at September 30, 2018, narrow unemployment stood at 31.8% for workers with less than complete secondary education, while it falls to 29.4% for workers with completed secondary education and 12.7% for workers with technical or academic qualifications beyond secondary education.

Education

Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education. Education will continue to receive the largest share of government spending over the MTEF period, rising from R385.6 billion in 2019/20 to R434.2 billion in 2022/23. South Africa’s total expenditure is above the 15% to 20% threshold as set by the UNESCO Education for All initiative in 2008.

According to Education Statistics 2019, published in January 2020 by the Department of Basic Education, the South African basic education system had 13.0 million students, 440,857 educators and 24,998 schools, of which 1,922 were independent schools. There were more males learners relative to the females (49.3%) in the schooling systems.  Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels. South Africa’s performance within basic education is substandard, pupil to teacher ratio in primary education ranked 109 out of 141 countries as per the most recent World Economic Forum’s Global Competitiveness Report.

The National School Nutrition Program (NSNP) grant aims to improve the nutrition of poor school children, enhance their capacity to learn and increase their attendance at school and provides daily meals to approximately 9 million learners at 20,000 schools. The NSNP is funded by means of a conditional grant The program provides a free daily meal to learners in the poorest schools (quintiles 1 to 3). To provide meals to more children, while still providing quality food, growth in the grant’s allocations over the MTEF period averages 5.8 per cent, with a total allocation of R24.3 billion.

A safe and secure learning environment is a critical element to improving the quality of learning and teaching. The national Department of Basic Education uses the indirect school infrastructure backlogs grant to replace unsafe and inappropriate school structures and to provide water, sanitation services and electricity on behalf of provinces. This grant is allocated R6.5 billion over the medium term in the Planning, Information and Assessment Program. An allocation of R1.7 billion in 2020/21 will be used to replace 40 inappropriate and unsafe schools with newly built ones, provide clean water to 432 schools and provide appropriate sanitation services to 1,033 schools.

The math, science and technology grant provides for ICT, workshop equipment and machinery to schools aims to better outcomes in math and science in the long term. The grant’s total allocation is R1.3 billion over the medium term. The fiscal consolidation reductions to this grant are equivalent to 3% of the grant’s baseline in 2020/21, 3% in 2021/22 and 3% in 2022/23. The HIV and AIDS (life skills education) program grant provides for life skills training and sexuality and HIV/AIDS education in primary and secondary schools. The program is fully integrated into the school system, with learner and teacher support materials provided for Grades 1 to 9. The grant’s total allocation is R767 million over the medium term. The fiscal consolidation reductions to this grant are equivalent to 8.8% of the grant’s baseline in 2020/21, 9.5% in 2021/22 and 11.5% in 2022/23.

The learners with profound intellectual disabilities grant aims to expand access to education for these learners. Over the MTEF period, the grant will provide access to quality, publicly funded education to such learners by recruiting outreach teams. This grant has been allocated R765 million over the 2020 MTEF period

Higher education

The Department of Higher Education and Training will focus on increasing student access and improving staff development in the university system by increasing allocations to universities with a high proportion of students and staff from historically disadvantaged population groups. In 2020/21, the University Capacity Development Program will receive R1.1 billion, the Historically Disadvantaged Institutions Development Program will receive R536.3 million and the Infrastructure and Efficiency Program will receive R2.8 billion.

Access to university education has steadily increased, with enrolment in public universities up from 892,936 in 2010 to 975,837 in the 2016 academic year. One of the key outputs identified under this priority outcome is to increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrolment and graduation numbers in these key areas.

Expenditure for the National Student Financial Aid Scheme increases at an average annual rate of 7.3% from R33 billion in 2019/20 to R40.8 billion in 2022/23. The institution expects to fund more than 1 million students at universities and more than 870,000 students at Technical and Vocational Education and Training TVET colleges over the period.

The 2020 Budget Review noted that in the medium-term the focus for higher education will be to expand access to universities and technical and vocational education and training (TVET) colleges, improve their performance, develop artisans, support workbased learning, and strengthen the management and governance of community education and training colleges.

Expenditure for the National Student Financial Aid Scheme increased in the 2020 Budget Review at an average annual rate of 7.3% from R33 billion in 2019/20 to R40.8 billion in 2022/23. The institution expects to fund more than 1 million students at universities and more than 870 000 students at TVET colleges over the period.

Trade Unions and Labor Disputes

The Labor Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.

Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. As at March 2019, the number of registered trade unions was 207.

Most trade unions in South Africa are organized in federations, of which there are 24 registered with the Department of Labor as of April 2017. The largest federation is the Congress of South African Trade Unions (COSATU), which had approximately 1.8 million members as of 2019. COSATU includes the National Union of Mineworkers, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa (with a membership of over 515,000 members) and the National Council of Trade Unions (with a membership of approximately 400,000 members).

The Labor Relations Act of 1995 (Labor Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike as well as setting out the procedures for instituting legal strikes, introducing special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protecting an employer’s right to have recourse to lockout. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labor Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labor Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed.

The Labor Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages a centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labor Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labor Court. The Labor Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labor Relations Act.

The Labor Relations Amendment Act in 2014 gave legal power to the Commission for Conciliation, Mediation and Arbitration (CCMA) to approach negotiation parties to assist in resolving issues. It is expected that this will help avoid disruptions to the economy. The CCMA has already demonstrated success in this regard, and has cut the duration of arbitration proceedings by more than 75% since 2003. The CCMA was heavily involved in the private security sector negotiations since violent strikes in 2005/06, which has avoided industrial action in its wage negotiations this year.

Labor Legislation

In November 2018 President Cyril Ramaphosa assented to the National Minimum Wage Bill, the Basic Conditions of Employment Amendment Bill and Labour Relations Amendment Bill, that together introduce a national minimum wage (NMW) of R20 an hour, effective January, 1 2019. Further, the legislation provides for the technical arrangements needed to support implementation of the NMW. In addition, an agreement on codes of good practice should help to normalize employer/ employee relations, build trust and increase propensity to hire. The codes set out practical guidelines for standard behavior during collective bargaining, industrial action and picketing.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments. South Africa is considering the introduction of a comprehensive social security system.

Inflation and Wages

Prices and Wages	For the year ended December 31,					As of November
	2014	2015	2016	2017	2018	2019(3)
Consumer Prices(1)	87.98	92.0	97.83	102.99	107.75	112.20
Percentage change from prior year	6.05%	4.58%	6.33%	5.28%	4.62	4.14
Production Prices(4)	88.1	91.31	97.78	102.54	108.13	113.13
Percentage change from prior year	7.41%	3.61%	7.09%	4.88%	5.44	4.65
Remuneration per worker
At current prices	6.7%	7.0%	5.8%	6.4%	4.8	4.0	*
At constant prices	1.4%	2.1%	(0.5)%	0.3%	1.5	(0.3	)*

* Average for the first three quarters of 2019.

Notes:

(1)           December 2016 = 100.

(2)           Year on year change Q1 2017 to Q1 2018.

(3)           The average values over the first eleven months.

(4)           2016 = 100.

Source: SARB, Stats SA.

Annual consumer price inflation moderated to an average of 4.1% in 2019 compared to 4.7% in 2018. The moderation in headline inflation was mainly driven by a marked slowdown in fuel price inflation, and to a lesser extent moderating food price inflation.

Food inflation averaged 3.1% in 2019, down from 3.3% in 2018, as the prices of especially meat declined sharply.

Fuel price inflation slowed throughout 2019, amounting to an annual average of 2.5% compared with an annual average of 12.5% in 2018, underpinned by lower petrol and diesel prices. Petrol price inflation moderated to an annual average of 2.1% in 2019 from 13.4% the previous year, while diesel price inflation slowed sharply to 3.4% in 2019 from 17.4% in 2018, driven by lower global oil prices and the appreciation in the exchange value of the rand.

Core inflation, which represents the long-run trend of the price level and excludes more volatile items, moderated from an annual average of 4.3% in 2018 to 4.1% in 2019. The downward pressure in core inflation was generated by, among others, housing rentals, as domestic demand remain subdued.

The Government forecasts CPI inflation will remain within the 3-6% target range in the medium-term, although it is expected to accelerate somewhat to 4.6% in 2021 and 2020, as food inflation in particular accelerates. Other upside risks to inflation include a weaker exchange rate, higher wage growth, oil prices and rising electricity and water tariffs.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 3.0% in the third quarter of 2019, compared to 5.5% in the corresponding period in 2018. Average remuneration per worker decelerated to 3.3% in the private sector, but slowed notably to 1.7% in the public sector in the third quarter of 2019. Above-inflation public sector wage increases are likely to put pressure on wage inflation, which is an important driver of services price inflation.

Nominal remuneration increases were below the upper limit of the inflation target range in the first three quarters of 2019 in: manufacturing (4.8%), construction (0.8%), wholesale and retail trade (4.0%), utilities (5.9%), financial services (0.0%), and the non-government sector (4.7%). Remuneration growth was above the target range in the government sector (7.1%), mining (6.5%) and transport (6.3%).

Producer price inflation for final manufactured goods slowed moderately from an annual average of 5.4% in 2018 to an average of 4.6% in 2019, largely due to lower petroleum and chemical product price inflation.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

The South African Reserve Bank (SARB)

The SARB is the central bank of South Africa, with its head office in Pretoria and cash center branches in Cape Town, Durban and Johannesburg. The Constitution of the Republic of South Africa established the SARB as an independent central bank, subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include, among others: formulating and implementing monetary policy; issuing banknotes and coin; acting as banker to the National Government; regulating banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations for purposes of the implementation of monetary policy; supervising large primary, secondary and tertiary co-operatives; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange control policies in cooperation with the Minister of Finance and the National Treasury. Following the enactment of the Financial Sector Regulation Act 9 of 2017 (FSR Act) on 22 August 2017, the SARB was given an explicit financial stability mandate and the Prudential Authority (PA) was formally established on 1 April 2018. The PA is a legal entity operating within the administration of the SARB. The objective of the PA is to: promote and enhance the safety and soundness of financial institutions that provide financial products and securities services; promote and enhance the safety and soundness of market infrastructures; protect financial customers against the risk that those financial institutions may fail to meet their obligations; and assist in maintaining financial stability.

Unlike many other central banks, shares in the SARB are held by private shareholders, with no shares held by the National Government. The SARB was listed on the JSE from its inception in 1921 until May 2002, when it was de-listed. Currently, approximately 758 shareholders, including companies, institutions and individuals, hold SARB shares. No single shareholder may hold more than 10,000 shares. Dividends are paid to shareholders out of net profits at a rate of 10.0% per annum of the nominal value of the shares. After certain provisions, 10.0% of the SARB’s surplus in any year is paid into a statutory reserve fund, and the balance is paid to the National Government.

The SARB’s Board of Directors has 15 members, who hold office for a period of three years, which can be renewed for a further two terms of three years each. The Governor and three Deputy Governors of the SARB are appointed by the President for an initial five-year term and subsequent terms of five years or less. Mr. Lesetja Kganyago was appointed Governor of the SARB with effect from November 9, 2014. On July 10, 2019 President Ramaphosa announced that Governor Kganyago’s term would be extended for another five years to end in November 2024. Of the remaining 11 directors, four are appointed by the President, with the remaining seven elected by the SARB’s shareholders.

The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms to ensure that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy contributes to the broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

The current inflation-targeting framework is a broad-based strategy for achieving price stability, centered on an analysis of price developments, and is characterized by a publicly announced inflation target range. In recent years, the SARB has been clear that the 3.0-6.0% target should not be interpreted as a 6.0% target and that policymakers would prefer to have inflation expectations be anchored around the 4.5% mid-point. Monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from that target. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models. The framework includes a degree of flexibility, permitting temporary departures of inflation from the target in the event of shocks (such as oil price movements). From 2000 onwards, the Core Model of the SARB served as the frontline model responsible for headline growth and inflation forecasts. However, since September 2017, the Monetary Policy Committee (MPC) introduced the Quarterly Projections Model (QPM) as the frontline model, while retaining the Core Model in a supporting role. The SARB’s QPM is used to forecast not just future inflation but also the optimal policy rate path required to bring headline inflation to the mid-point of the target range. That said, the MPC does not mechanically follow the QPM’s prescriptions, which are one of many indicators and analyses used to decide on monetary policy action.

Headline consumer price inflation remained at levels below or at the 4.5% midpoint of the inflation target range for 11 successive months up to October 2019. In July 2019, the MPC decided to reduce the repo rate by 25 basis points to 6.50% against a backdrop of an improved inflation forecast, which showed a sustained moderation in inflation over the forecast period, and a reduction in earlier risks as well as a sustained downtrend in longer-term inflation expectations.

In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open market operations to manage the amount of liquidity available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. The SARB utilizes a market liquidity shortage mechanism to implement monetary policy and the level is currently set at R56 billion. Through its refinancing system, the SARB provides liquidity to banks with one week (t+7) maturity to enable banks meet their daily liquidity requirements. The SARB does not provide unsecured loans and as such participating banks pledge securities in the form of High Quality Liquid Assets (HQLA) in the main repurchase auction for the funds received. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations.

The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in 1998, the SARB no longer acts as an agent for the National Government in buying or selling its securities. During 2004 the SARB conducted a review of its money-market operations. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement on the Wednesday morning prior to the main weekly repurchase auction, of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week (this announcement has since fallen away due to the fixed liquidity shortage mechanism of R56 billion). The introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread (initially 50 basis points and currently 100 basis points) above or below the prevailing repurchase rate to was accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the accommodation amount provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month end and lower levels towards the middle of the month. In order to even out the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized. This level increased over the years and was fixed at R56 billion since September 2016.

Following the evening-out of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through the measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004, as vault cash was no longer allowed as part of qualifying cash reserves due to the phase-out of vault cash concessions, which started in September 2001.

The outstanding amount and composition of interest-bearing instruments utilized by the SARB were changed to drain liquidity from the money market. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005. Debentures are currently offered on a weekly basis with 7-day, 14-day, 28-day and 56-day maturities. However, demand for debentures has sharply decreased in recent years as yield on these debentures have been capped at repurchase rate (currently 6.25%).

The outstanding amount of South African Government bonds in the SARB’s monetary policy portfolio amounted to R7.90 billion nominal loans as at November 2019. This followed an agreement between the National Treasury and the SARB on October 20, 2003, which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral switch auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

	2018	2019
	(%)
January	6.75	6.75
February	6.75	6.75
March	6.50	6.75
April	6.50	6.75
May	6.50	6.75
June	6.50	6.50
July	6.50	6.50
August	6.50	6.50
September	6.50	6.50

	2018	2019
October	6.50	6.50
November	6.75	6.50
December	6.75	6.75

Source: SARB.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	As of December 31,					As of November 30,
	2014	2015	2016	2017	2018	2019
	Rand (million)
Coin and banknotes in circulation	94,193	101,053	107,573	114,430	124,946	130,944
Check and transmission deposits	589,602	657,190	702,822	748,084	764,219	789,892
Total: M1A(1)	683,795	758,243	810,395	862,515	889,165	920,835
Other demand deposits(2)	557,477	670,265	796,516	838,451	888,922	911,307
Total: M1(3)	1,241,272	1,428,508	1,606,911	1,700,966	1,778,087	1,832,143
Other short- and medium-term deposits(4)	985,272	1,013,017	994,290	1,105,067	1,116,998	1,193,874
Total: M2(5)	2,226,544	2,441,525	2,601,201	2,806,033	2,895,085	3,026,017
Long-term deposits(6)	467,355	534,382	555,346	553,098	650,685	778,597
Total: M3(7)	2,693,899	2,975,907	3,156,546	3,359,131	3,545,770	3,804,614

Notes:

(1)                                 Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)                                 Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)                                 M1A plus other demand deposits held by the domestic private sector.

(4)                                 Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with, and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)                                 M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)                                 Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)                                 M2 plus long-term deposits held by the domestic private sector.

Source: SARB.

Since the introduction of an inflation-targeting monetary framework, growth in the most broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.

From late 2010 to early 2014 the M3 growth rate fluctuated around an average of 7.0%, displaying a sideways trend in the subsequent years before increasing from 5.9% in February 2014 to a high of 10.5% in December 2015. During the four years to June 2014, year-on-year growth in M3 generally fell below that of nominal GDP, but this trend reversed in 2014 and 2015 as sluggish economic activity and lower commodity prices weighed on the level of nominal value added in the economy. The firmer growth in M3 deposits was underpinned by growth in deposits of both the household and corporate sectors and can partly be ascribed to rising interest rates, accelerating inflation and moderately rising real final demand, combined with a build-up in precautionary balances by asset managers in the wake of renewed financial market volatility. The depreciation of the Rand from 2013 also resulted in an upward revaluation of foreign-currency deposits included in M3. Growth in M3 slowed significantly in 2016 following a gradual year-on-year increase over the preceding two years. This reflected, among other things, a methodological change to the monetary statistics which partly affected the value of deposits reported by banks from January 2016. In their surveys, reporting banks were requested to move certain short-term debt instruments, such as structured and credit-linked notes, from deposits to debt securities as they fall outside the definition of money. Growth in M3 then trended moderately higher from mid-2016 and once again exceeded the weak expansion in nominal GDP in 2018 and 2019. The upward momentum in money supply growth reflected a notable recovery in the growth of deposit holdings of financial companies from the second half of 2016, followed by a similar improvement in deposit holdings of non-financial companies a year later, while being supported by sustained growth in household deposits over the period. Factors that contributed to the higher growth in M3 during 2017 included institutional investor receipts of proceeds from the redemption of the R203 government bond in September, which shifted deposits from government to deposit holders, being included in the calculation of money supply; and banks’ drive, in the context of Basel III liquidity requirements, to attract and maintain stable longer-term deposits, especially of the household sector. In 2018, the increase in the deposit holdings of the corporate sector occurred amidst uncertain financial market conditions, while growth in household sector deposits slowed marginally in the wake of the increase in the value-added tax (VAT) rate and rising fuel prices. Growth in M3 outpaced that in nominal GDP by a wider margin during 2018, despite slowing markedly from a quarter-to-quarter seasonally adjusted and annualized rate of 9.3% in the third quarter to 4.4% in the fourth quarter. The deceleration in overall deposit growth was driven by moderate growth in the deposit holdings of both the corporate and the household sector during 2018. Growth in M3 outpaced that in nominal GDP by a wider margin during 2019, despite slowing markedly from a quarter-to-quarter seasonally adjusted and annualized rate of 14.9% in the second quarter to 5.9% in the third quarter. The deceleration in overall deposit growth was driven by slower growth in the deposit holdings of the corporate sector from July 2019, while the expansion in household deposits remained slightly more upbeat but range-bound alongside moderate wage growth

Growth in long-term deposits accelerated from a low of 0.3% in March 2018 to a high of 17.6% at the end of 2018 as preferences shifted to long term deposits. Growth in short- and medium-term deposits moderated gradually from a high of 12.5% in January 2018 to 1.1% in December. Growth in cash, cheque and other demand deposits accelerated from 3.4% in January 2018 to 6.3% in September before moderating again to 4.1% in October. Growth in long-term deposits has notably exceeded that of the other deposit categories since late 2018, and expanded at double-digit rates throughout 2019 to reach a recent high of 19.3% in November. Growth in short- and medium-term deposits accelerated notably from a low of 0.6% in January 2019 to 7.4% in May, after which it moderated to 5.6% in November. After fluctuating around an average of 4.5% in 2018, the rate of increase in the more liquid cash, cheque and other demand deposits accelerated from 4.0% in February 2019 to 9.0% in June before slowing again to 4.0% in October.  The contribution of long-term deposits to total deposit balances remained at around 20% for most of 2019, with cash, check and other demand deposits accounting for 48%.

Financial System Stability

The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and mitigate systemic risk, the SARB, with the help of the Financial Stability Committee and the Financial Stability Department continuously assesses the stability and efficiency of the key components of the financial system and, formulates and reviews policies for intervention and crisis resolution. In 1999, the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

The Financial Sector Regulation Act (FSR Act) came into effect on 1 April 2018 and assigned the financial stability mandate to the SARB. The Act also established statutory structures for the coordination and cooperation on financial stability issues among financial sector regulators through the Financial Stability Oversight Committee (FSOC). As set out in the FSR Act, the FSOC is composed of representatives from the Financial Sector Conduct Authority, Prudential Authority, Financial Intelligence Centre, National Credit Regulator as well as the SARB. Its primary objective is to support the SARB in promoting financial stability, through co-operation and collaboration, and co-ordination of action, among the financial sector regulators and the SARB.

The FSR Act also established the Financial Sector Contingency Forum (FSCF), with broad representation from the financial industry. Its primary objective is to assist the FSOC with the identification of potential risks and to coordinating of plans and actions to mitigate such risks.

Regulation of the Financial Sector

South Africa has committed to implementing legislative and regulatory frameworks in line with the G20 recommendations. The FSR Act introduced a Twin Peaks model of financial regulation, establishing the Prudential Authority (PA) under the administration of the SARB and the Financial Sector Conduct Authority (FSCA) as the primary Authorities in the regulation of financial sector. However, the SARB retains the mandate for financial stability. The objectives of the PA include the promotion and enhancement of the safety and soundness of financial institutions and of market infrastructures, protection of financial customers from risks of those regulated financial institutions emanating from their failure to meet obligations and in addition assisting the SARB in maintaining financial stability.  The FSCA has a market conduct focus, with objectives to enhance and support the efficiency and integrity of financial markets, the protection of financial customers by promoting fair treatment of financial customers, provision of financial education programs in addition to assisting in maintaining financial stability. The authorities have various regulatory instruments including prudential and conduct standards, in line with their respective roles.

Domestic regulation and supervision requirements incorporate international standards. For instance, South African financial institutions must comply with all relevant Basel capital adequacy and liquidity standards. South Africa is already in compliance with the capital requirements of Basel III and will continue to endeavor to comply with all the other related requirements within the stipulated timelines. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially-constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

Recent legislative and regulatory initiatives coming into force since 2017 include the following:

•                                          The Financial Sector Regulation (FSR) Act (No.9 of 2017), came into effect on 1 April 2018 and the PA and FSCA were established on the same date. The FSR Act has as its objective to enhance financial stability and mandates the SARB as the key player, with contributions from the PA and the FSCA. In addition, the FSR Act promotes, among other things, financial stability, the fair treatment and protection of financial customers, the efficiency and integrity of the financial system, the prevention of financial crime and transformation in the financial sector.

•                                          In August 2015 the National Treasury, in cooperation with the SARB, published a paper on “Strengthening South Africa’s resolution framework for financial institutions”. The Financial Sector Laws Amendment Bill, 2018, was published in September 2018 and incorporates the proposals set out in the 2015 paper, including the designation of the SARB as Resolution Authority. In July 2019 the SARB published a discussion paper on its intended approach to resolution when it becomes the Resolution Authority.

•                                          In December 2016, Parliament’s Standing Committee on Finance (SCOF) invited the public to make written submissions on the Insurance Bill, 2016, which was tabled by National Treasury in Parliament on January 28, 2016. The Bill provides a consolidated legal framework for the prudential supervision of the insurance sector in line with the international standards for insurance regulation and supervision. After public consultation and approval by both houses of Parliament, the Insurance Act No. 18 of 2017 was promulgated on 1 July 2018. Forty-two insurance prudential standards applicable to the different types of insurance entities were also published on 1 July 2018 to provide for the regulatory framework for insurers.

•                                          In February 2018, National Treasury published the final Ministerial Regulations issued in terms of the Financial Markets Act. These regulations cover the OTC derivatives markets and mark a significant achievement in terms of meeting the G20 obligations to implement legislative and regulatory reforms for safer financial markets. In Addition, the Financial Sector Conduct Authority and the Prudential Authority have issued accompanying conduct and joint standards for the authorization of OTC derivatives providers, additional trade repository licensing requirements, conduct standards for providers, and trade-reporting obligations. In addition, the draft Margin Requirements for non-centrally cleared derivatives have been tabled before Parliament, with a proposed implementation date of 1 October 2020. The Margin Requirements will provide a framework for the exchange of initial and variation margin for non-centrally cleared OTC derivative transactions. Additionally, amendments to the Insolvency Act were effected, and in relevant part, the amendments provide for a process for when a creditor realises security in terms of a master agreement and to empower the Master to deal with disputes raised by the trustee/ creditors regarding the preference of the secured creditor (pursuant to the master agreement). This is to ensure that collateral exchanged as initial margin could be easily and readily realisable in the event of a counterparty default due to the insolvency of a counterparty in an OTC derivative transactions. In 2019, the PA and the FSCA commenced considering the applications for OTC derivatives providers.

•                                          In 2016, the FSB (now FSCA) granted two new exchange licenses in terms of the Financial Markets Act, to ZARX (Pty) Ltd (ZAR X) and 4 Africa Exchange (Pty) Ltd (4AX). In 2017, the licensing of A2X markets, and Equities Express Securities Exchange (EESE) increased the number of local exchanges to four, excluding the JSE. In May 2017, the FSB (now FSCA) licensed a second central securities depository, Granite CSD (Pty) Ltd in terms of the Financial Markets Act. The two licensed CSDs in the market are thus Granite and Strate.

•                                          The National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.

•                                          On 23 May 2019, the Banks Act 1990 was amended to regard national state-owned companies as public companies for purposes of the application of the Banks Act and to determine prerequisites for these companies and their holding companies to qualify to apply for establishment as a bank.

•                                          South Africa has initiated a process of establishing an explicit deposit insurance scheme, in terms of the Financial Sector Laws Amendment Bill, 2018. It is expected that such a scheme will contribute to the development of a less concentrated banking sector and support financial inclusion.

•                                          In April 2017, the Financial Intelligence Amendment Bill was signed into law. The Financial Intelligence Amendment Act seeks to strengthen the commitment to combatting financial crimes and address the gaps identified in the Financial Action Task Force and the IMF’s Financial Sector Assessment Program Technical Note on AML/CFT for South Africa in December 2014. During October and November 2019, the Prudential Authority was subjected to the on-site portion of a Mutual Evaluation. The results of the Mutual Evaluation will be finalized in 2020

•                                          On January 16, 2019, the Crypto Assets Regulatory Working Group released a consultation paper on policy proposals for crypto assets. The paper discusses issues relating to the classification of crypto assets, the risks and benefits of crypto assets and tentative proposals on how to regulate crypto assets in South Africa.

•                                          After public consultation and approval by both houses of Parliament, the National Credit Amendment Act, 2019 (Act No. 9 of 2019 — the NCAA) was promulgated on 19 August 2019. The NCAA intends to provide debt intervention relief under specified criteria. The aim is to promote a change in lending and borrowing practices and behavior in relation to over-indebted customers.

•                                          In line with the SARB’s mandate to protect and enhance financial stability, section 29 of the FSR Act provides the Governor of the SARB with the power to designate a financial institution as a systemically important financial institution (SIFI). On 20 August 2019 the Governor gave formal notice to six identified institutions of his intention to designate them as SIFIs. In line with FSR Act requirements the names of these SIFIs, being Absa Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited, Nedbank Bank Limited, Investec Bank Limited and Capitec Bank Limited  was publically disclosed in the Financial Stability Review 2nd Edition ( November 2019).

•                                          In May 2019, the SARB concluded its 10-month consultative process on the reform of selected interest rate benchmarks for South Africa. This resulted in the classification of two categories of risk free rates.  The first relates to alternative reference rates and falls within the ambit of the Market Practitioners Group (MPG). The second relates to benchmark interest rates and remains the responsibility of the SARB. With regard to alternative reference rates, and in particular Johannesburg Interbank Average Rate (Jibar) reform, the SARB recommended that the current Jibar methodology be phased out and be replaced as soon as reasonably practicable.

•                                          In July 2019, the PA and the FSCA published a joint standard on the fitness and propriety of significant owners of financial institutions for public consultation.  It is anticipated that the final standard will be published in early 2020.

Structure of the Banking Industry

At the end of October 2019, 19 banks, four mutual banks and 16 local branches of foreign banks were registered with the Prudential Authority. In addition, 30 foreign banks had authorized representative offices in South Africa.

The four largest banking groups dominated the South African banking sector. ABSA Bank Limited, the Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited accounted for 82.3% of total banking-sector assets at the end of October 2019. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.

Total banking-sector assets increased by 8.3% to R5,926 billion at the end of October 2019 (October 2018: R5,472 billion). The increase in total banking-sector assets is largely attributed to increases in loans and advances and investment and trading securities. Gross loans and advances increased by 8.0% to R4,342 billion at the end of October 2019 (October 2018: R4,020 billion).

The South African banking system remained profitable and adequately capitalized throughout 2018 and into 2019. The capital adequacy ratio for the banking sector was 16.5% in October 2019, exceeding the 11.5% minimum capital adequacy requirement and therefore reflecting adequate systemic capitalization. The banking sector’s capital consists mainly of share capital and reserves (the highest loss-absorbing capital types). Impaired advances to gross loans and advances, a key indicator of credit risk, increased slightly from 3.7% in October 2018 to 3.8% in October 2019.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter was built around a central vision of promoting a transformed, vibrant and globally-competitive financial sector that reflects the socioeconomic demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to all South Africans and directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low cost national bank account aimed at ensuring that those falling within the lower socio-economic groups have access to first-order retail banking products that would provide them with entry-level banking services. There have been approximately six million Mzansi accounts opened, 4.5 million of which were opened by South Africa’s four major commercial banks. It is estimated that 72.0% of these were first-time accounts. Major banks have since de-emphasized Mzansi and are promoting their own branded low-income accounts. The percentage of adult South Africans who use banking services has improved from 51.0% as at June 30, 2006 to 75.0% as at June 30, 2013.

In addition, the financial sector committed to ensuring that 80.0% of the population in lower income groups has access to full-service banking points of presence within at least 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machines within at least ten kilometers. By December 2010, 91.6% of poor households had access to points of presence of banks and Postbank within ten kilometers of their home. This percentage was 84.7% if only the big four banks are considered.

In December 2017, the amended financial sector code was published. The financial sector code provides the financial sector with a roadmap to build on existing achievements in economic transformation. It is also the framework against which the empowerment progress of the financial sector is measured. The weighting points and targets on the scorecards were increased to prioritize transformation.  One of the significant changes in the amended financial sector code is the introduction of the Black Business Growth Funding. The initiative will be driven by the financial sector and deals with a capital investment of between R25 billion and R100 billion in black-owned and black-women owned businesses over five years.

Credit Allocation

Growth in bank credit extended to the domestic private sector declined steadily to an annual average of 6.8% in 2016 and 5.5% in 2017, following four consecutive years of average growth of approximately 8.0%. The decline in credit growth reflected the depressed state of domestic economic activity. Year-on-year growth in total loans and advances reached a post-recession low of 3.8% in January 2018 — its lowest rate since August 2010. However, growth in credit extension was impacted by the implementation of International Financial Reporting Standard 9 from January 2018. Banks’ calculation of the provision for credit losses (impairments) changed fundamentally, which affected outstanding credit balances. The impairment requirements in the new IFRS 9 standard are based on an expected credit loss model and replace the International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement incurred loss model. Subsequently, growth over 12 months in credit extension to both the household and corporate sectors increased moderately as total loans and advances extended by monetary institutions to the domestic private sector increased from 3.9% in January 2018 to 7.5% in April 2019. Nonetheless, persistent low business confidence and high unemployment continued to weigh on credit demand. Subsequently, growth in total loans and advances extended to the domestic private sector moderated from May 2019, as a deceleration in loans to companies countered the slight acceleration in loans to households. Growth in credit extension to companies was likely suppressed by reduced corporate investment amid protracted weak domestic demand and low business confidence. Domestic demand for goods and services was affected by reduced household spending as a result of uncertain employment prospects, which contributed to weak household demand for bank credit. The quarter-to-quarter seasonally adjusted and annualized growth in total loans and advances to the private sector decreased from a high of 10.3% in the fourth quarter of 2015, to 2.9% in the first quarter of 2018, reflecting not only a loss of momentum, but also the technical adjustment mentioned above. The quarterly growth rate then accelerated to 9.2% in the second quarter of 2019, with some moderation to 5.3% in the third quarter. The moderate acceleration of growth in credit extension relative to the weak expansion in nominal GDP resulted in an increase in the ratio of credit to GDP, from 71.8% in the fourth quarter of 2017 to 74.7% in the third quarter of 2019.

Growth in mortgage advances on commercial property has slowed significantly from a high of 16.1% in September 2015 to 4.3% in April 2019, before rebounding to 9.0% in October 2019. Growth in mortgage advances on residential property was more subdued as it maintained a modest pace of expansion from 3.2% in January 2018 to 4.9% in November 2019. Installment sale credit and leasing finance, mostly used for the financing of new and second-hand vehicles, increased moderately from 2.4% in May 2016 to 7.6% in November 2019, although new vehicle sales remained fairly volatile and at historically low levels.

The following table sets out the distribution of gross credit exposure at the end of September 2019.

Percentage distribution of total credit extended (as of September 30, 2019)

Percentage distribution of total gross credit exposure of banks %
Corporate exposure	39.0
Public sector entities	2.0
Local government and municipalities	0.4
Sovereign (including central government and central bank)	9.8
Banks	11.5
Securities firms	3.4
Retail exposure	34.0
Securitization exposure	0.6

Source: SARB

The following table sets out the distribution of gross credit exposure by economic sector at the end of September 2019.

Credit extension by economic sector as of September 30, 2019

Sectorial distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture, hunting, forestry and fishing	116.5	1.8
Mining and quarrying	210.7	3.2
Manufacturing	344.0	5.2
Electricity	168.7	2.6
Construction	61.5	0.9
Wholesale, retail trade and accommodation	369.4	5.6
Transport and communication	219.4	3.3
Financial intermediation and insurance	1,586.3	24.1
Real estate	600.4	9.1
Business services	229.7	3.5
Community, social and personal services	551.3	8.4
Private households	1,992.0	30.3
Other	139.7	2.1
Total	6,589.6	100.00

Source: SARB

The following table sets out the geographical distribution of gross credit exposure as of September 30, 2019.

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	5,891.8	88.2
Other African countries	186.0	2.8
Europe	462.5	6.9
Asia	66.2	1.0
North America	56.8	0.9
South America	7.1	0.1
Other	25.9	0.4
Total	6,696.1	100.0

Source: SARB

Capital Markets

The JSE was established in 1887 and is a licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE was listed on itself on June 5, 2006. The listing included a proposal regarding the implementation of a B-BBEE initiative. In February 2011, the JSE launched the Black Economic Empowerment (BEE) Segment, offering a facility for BEE-compliant parties to list and trade BEE scheme shares. Subsequent to the Financial Sector Conduct Authority’s (FSCA) change in policy in relation to the regulation of all providers of over-the-counter (OTC) share trading platforms, the JSE made amendments to the JSE Listings Requirements in July 2015 to allow trading in BEE securities on the BEE Segment via the use of a verification agent, in addition to the current BEE contract route. Consequently, some companies moved from OTC trading to a listing on the JSE’s BEE Segment. At the end of September 2019, a total of two companies were listed on the JSE’s BEE Segment.

In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small- and medium-sized companies, specifically targeting B-BBEE and junior mining companies. The Alternative Exchange (AltX) opened in October 2003 and runs parallel to the main board, with separate listings requirements and reduced fees. As of September 30, 2019, 42 companies were listed on AltX with a market capitalization of R18.5 billion.

The FSCA has granted four new stock exchange licenses in recent years. ZAR X started trading in February 2017, followed by 4 Africa Exchange (4AX) in September 2017 and A2X Markets (A2X) in October 2017. The fourth new exchange, Equity Express Securities Exchange (EESE), started trading in December 2017.Together with the JSE, South Africa now has five licensed stock exchanges.

Derivative instruments are traded either on an OTC basis or on an exchange. The Equity and Commodity Derivatives Markets of the JSE, together with the Interest Rate and Currency Derivatives Markets are responsible for trading in all futures contracts and options on futures. JSE Clear, previously known as SAFEX Clearing Company (Pty) Limited (Safcom) is the clearing house for all the derivatives markets operated by the JSE and also provides compliance, surveillance and other exchange services.

In July 2018 the JSE launched a new Electronic Trading Platform (ETP) in conjunction with the National Treasury for primary dealers in government bonds. The new platform facilitates electronic trading in the Inter-Bank Market Primary dealers are mandated to make prices on the platform in order to maintain their primary dealer status.

While Share Transactions Totally Electronic (Strate) has been the only central securities depository since its inception in 1999, the former FSB (now FSCA) granted Granite Central Securities Depository a financial market infrastructure license to operate as such a depository in 2017. The license mandate is for bonds and money-market instruments.

The main index charting the performance of the JSE is the FTSE/JSE All-Share Price Index. At September 30, 2019, the FTSE/JSE All-Share Price Index included 160 companies and accounted for approximately 83.8% (on a gross market capitalization basis) of the market capitalization of the JSE. As at November 30, 2019, the ten largest companies by market capitalization represented approximately 53.4% of total market capitalization.

Exchange Controls

South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Eswatini and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies and institutional investors. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which could result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls.

The SARB, on behalf of the Minister of Finance, administers South Africa’s exchange control regulations.

Since the abolition of the Financial Rand System in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. No capital controls are applied to non-residents, who may freely invest in and disinvest from South Africa (this applies to portfolio investment as well as foreign direct investment into South Africa). As discussed below, South African residents still face certain restrictions. However, these restrictions have gradually been eased to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks. The broad principles for exchange control reforms are as follows:

•                                          supporting macroeconomic and financial stability through the macro-prudential regulation of cross border capital flows;

•                                          encouraging the growth of South African companies in domestic, regional and international markets;

•                                          supporting cross-border trade and higher levels of foreign direct investment in South Africa;

•                                          support the overarching strategy for increasing investment and growth;

•                                          reflect a fundamental shift in the approach to regulation;

•                                          recognize the different objectives that are supported by exchange controls (e.g., contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime (including money laundering));

•                                          address the distortions created by exchange controls;

•                                          holistic approach taking into account interactions between institutions and individuals, residents and non-residents; and

•                                          proportionate reporting requirements.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature. South African residents may avail of a single discretionary allowance of up to R1 million per calendar year, without the requirement to obtain a Tax Clearance Certificate, that may be used for any legal purpose abroad without any documentary evidence having to be produced, except for travel purposes outside the CMA, where certain prescribed documentation is required. In addition, private individuals may invest up to R10 million per calendar year for any purpose outside the CMA, provided that the individual is over the age of 18 years and subject to obtaining a Tax Clearance Certificate, which is issued by SARS.

South African companies are generally permitted to undertake international expansion and the policy stance is to encourage growth into the rest of Africa. There are no limits on the use of domestic capital for funding investment, although administrative and reporting conditions remain in place and investments above R1 billion per year require approval. The holding company dispensation (HoldCo) (renamed “Domestic Treasury Management Company” (DTMC) dispensation on December 13, 2019) was introduced in 2013 and provides local companies with a structure for managing their multinational operations without restrictions. With effect from February 21, 2018, listed companies may transfer up to R3 billion per calendar year into approved DTMCs and unlisted companies may transfer up to R2 billion per calendar year, subject to transparency requirements. Listed companies can further apply to the SARB to transfer additional amounts of up to 25% of the company’s market capitalization, subject to demonstrated benefits for South Africa. Unlisted companies may also apply for additional funding. With effect from December 13, 2019 the DTMC regime has been extended to companies operating in the financial sector. Financial sector companies may also apply for additional funding. Additional amounts of up to 25% of the listed company’s market capitalization will not apply.

In the 2010 MTBPS, the Minister of Finance announced measures to encourage global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010, qualifying internationally headquartered companies are allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject to reporting requirements. With effect from November 2012, the shares and/or debt of a headquarter company may be listed on regulated South African exchanges or be held directly or indirectly by a shareholder with shares or debt listed on regulated South African exchanges.

Foreign entities are permitted to list equity, debt and derivative instruments on regulated South African exchanges. Foreign entities, local Authorized Dealers and regulated South African exchanges are allowed to issue inward listed instruments referencing foreign assets on regulated South African exchanges, subject to prior approval. Furthermore, South African private individuals, corporates, trusts, partnerships and emigrants are permitted to invest without restrictions in approved inward-listed instruments on regulated South African exchanges. Foreign companies may be allowed to use their shares as acquisition currency, subject to prior approval from the SARB’s Financial Surveillance Department.

Furthermore, companies listed on regulated South African exchanges may secondary list and/or list depository receipt programs on foreign exchanges to facilitate both local and offshore foreign direct investment expansions.

In the 2019 Medium Term Budget Policy Statement, the Minister announced that, in order to promote investment and reduce unnecessary burdensome approvals, by February 2020, the SARB would propose a more modern, transparent and risk-based approvals framework for cross-border flows. The SARB would also take stronger measures to fight illegitimate cross-border flows and tax evasion. The approach to money laundering would be reviewed by the Financial Action Task Force. Steps are also being taken to strengthen co-operation between the FIC, SARB and SARS.

Gold and Foreign Exchange Contingency Reserve Account (GFECRA)

GFECRA in the books of the SARB reflects the Rand valuation profits and losses on all the gold, SDRs and foreign exchange that form part of the official gross foreign exchange reserves of the country. It also includes the Rand value of the foreign exchange forward transactions conducted by the SARB as well as liabilities of the SARB denominated in foreign currencies.

The GFECRA comprises credit and debit balances on three different sub-accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).

The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on the Rand valuation of the foreign currencies held due to the depreciation or appreciation of the Rand against these currencies. In terms of the SARB Act, the SARB can calculate an exchange commission on all foreign exchange transactions conducted on behalf of the National Treasury. This commission or exchange margin is also reflected in the FEAA and settled annually by the National Treasury.

The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments. The SARB, however, conduct sizeable amounts of foreign exchange swaps for liquidity management in the money market.

As at March 31, 2018, the GFECRA showed a positive balance of R193.9 billion, which represents net valuation gains of approximately the same amount and cash flow losses of R14.1million. These cash flow losses were settled on April 20, 2018. As at March 31, 2019, the GFECRA balance had increased to R285.8 billion, mainly due to the depreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by the NT amounted to R121 million for the year to March 31, 2019. This balance was settled on April 26, 2019. As at September 30, 2019 the GFECRA balance increased to R317,8 billion, including cash flow losses of R55 million to be settled by NT. The increase in the GFECRA balance was mainly due to the further depreciation of the exchange rate of the Rand over the period.

The SARB does not intervene in the foreign exchange market with a view to influence the value of the Rand exchange rate. However, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Year	Balance of Trade Rand (billion)
2014	(54.9)
2015	(47.1)
2016	30.8
2017	64.9
2018	24.3
2019(1)	12.0

Note:

(1)           To September 30, 2019.

Exports

In the first three quarters of 2017, the value of exports improved by 3.6% compared with the same period in 2016, driven primarily by mineral products (34%), and cereals (42%). These were, however, off-set to some extent by significant declines in machinery (-11%), and vehicles, aircraft and vessels (-7%).

Real exports increased by 2.7% in the fourth quarter of 2018 as growth in the exports of merchandise and net gold decelerated alongside a contraction in the exports of services. In the fourth quarter of 2018, a slight contraction in the export volumes of base metals and articles as well as a moderation in foreign demand for precious metals (including gold, platinum group metals and stones) weighed on real mining exports while the exports of mineral products accelerated. Slower growth in the export volumes of most manufactured goods more than offset the turnaround in that of chemical products. A decline in vegetable exports adversely affected agricultural exports.

In the third quarter of 2019, real exports of goods and services increased by 0.9% compared with the same period in 2018, following a contraction of 0.4% in the second quarter. An increase in foreign demand for vehicles and transport equipment as well as machinery and electrical equipment boosted manufacturing exports, while vegetable products contributed to a substantial rise in agricultural exports. The decrease in overall mining exports reflected lower export volumes of mineral products and base metal articles.

Imports

Imports dropped by 1.2% in the first nine months of 2017 compared to the same period in 2015 reflecting weaker domestic demand. Imports for all categories, except for vehicles and mineral products increased. The effects of the drought were seen in the 40% increase in agricultural product, particularly vegetables which increased by 60%.

Real imports of goods and services contracted in the fourth quarter of 2018 as the import volumes of all the major goods and services components declined. Weaker domestic demand for mining products was broad-based, in particular for precious metals (including gold, platinum group metals and stones). Contractions in the real import volumes of vehicles and transport equipment, machinery and equipment, as well as prepared foodstuffs, beverages and tobacco weighed the real value of manufactured imports down. Agricultural imports also decreased.

The real imports of goods and services receded by 1.8% in the third quarter of 2019, following an increase in the second quarter of 2019. The contraction was driven by lower volumes of mining imports, mainly mineral products as well as base metals and articles thereof. Strong growth in the imports of vehicles and transport equipment as well as machinery and electrical equipment outweighed lower import volumes of chemical products as well as prepared foodstuffs, beverages and tobacco. The real value of agricultural imports rose marginally due to an increase in domestic demand for imported vegetable products.

Current Account Deficit

South Africa’s current account deficit deteriorated from 2.5% of GDP in 2017 to 3.5% in 2018. The deterioration reflects a narrowing of the trade surplus as a result of a rise in the value of imported goods which rose at a much faster pace than merchandise exports. Over the same period, the shortfall on the services, income and current transfer account widened. The current account deteriorated slightly to 3.6% of GDP in the first nine months of 2019, as a result of a slight narrowing in the trade surplus.

South Africa’s Commitment to the WTO

South Africa is a founding member of the General Agreement of Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa has liberalized most sectors of the economy since the 1990s.

South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, while at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the US.

South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under the African Growth and Opportunity Act when trading with the United States.

In Africa, South Africa has a number of free trade agreements with African countries. These include Botswana, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which, among other things, allows for preferential trading access to Zimbabwe. It is anticipated that the Tripartite Free Trade Agreement between SADC, the Common Market for Eastern and Southern Africa (COMESA) and East African Community (EAC) will help to facilitate market access and increased trade within the continent.

South Africa also has an agreement with the EU to export most of its goods duty free under the Trade Development and Cooperation Agreement and is in the process of negotiating a new trade agreement and a new economic partnership agreement. China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.

Balance of Payments (1)

The following table sets forth the balance of payments for South Africa for the periods indicated.

	For the year ended December 31					For the nine months ended September
	2014	2015	2016	2017	2018	2019
	(Rand millions)
Current account
Merchandise exports (f.o.b.)(2)	942,825	970,623	1,058,032	1,108,322	1,175,547	916,762
Net gold exports(3)	71,942	59,521	66,762	66,411	71,678	43,980
Service receipts	182,725	191,605	210,865	210,238	210,415	155,971
Income receipts	82,235	98,016	87,773	81,637	96,507	92,522
Less: Merchandise imports (f.o.b)(2)	1,069,638	1,076,290	1,090,089	1,102,055	1,222,944	948,710
Less: Payments for services	184,828	197,643	218,830	215,544	217,939	167,671
Less: Income payments	183,779	198,382	208,243	221,201	250,552	216,047
Current transfers (net receipts (+))(4)	(34,448)	(33,533)	(27,458)	(38,303)	(35,674)	(26,644)
Balance on current account	(192,966)	(186,084)	(121,188)	(110,495)	(172,962)	(149,837)
Capital transfer account (net receipts (+))	236	243	241	246	236	182

						For the nine months ended September
	2014	2015	2016	2017	2018	2019
Financial account
Net direct investment (Inflow (+)/outflow (-))(4)	(20,607)	(51,217)	(32,942)	(80,472)	10,360	23,314
Net incurrence of liabilities(5)	62,627	22,065	32,876	17,663	70,627	55,058
Net acquisition of financial assets(6)	(83,234)	(73,282)	(65,818)	(98,135)	(60,267)	(31,744)
Net portfolio investment (Inflow (+)/outflow (-))	145,774	122,622	240,559	220,371	33,224	113,683
Net incurrence of liabilities	146,944	121,290	139,866	278,828	90,009	79,334
Equity and investment fund shares	100,384	105,101	25,399	102,269	32,242	(30,133)
Debt securities	46,560	16,189	114,467	176,559	57,767	109,467
Net acquisition of financial assets	(1,170)	1,332	100,693	(58,457)	(56,785)	34,349
Equity and investment fund shares	8,363	20,009	109,279	(27,213)	(35,484)	48,043
Debt securities	(9,533)	(18,677)	(8,586)	(31,244)	(21,301)	(13,694)
Net financial derivatives (Inflow (+)/outflow (-))	16,409	4,882	(13,757)	(4,247)	7,209	(5,603)
Net incurrence of liabilities	(194,842)	(320,856)	(499,330)	(227,481)	(218,327)	(112,394)
Net acquisition of financial assets	211,251	325,738	485,573	223,234	225,536	106,791
Net other investment (Inflow (+)/outflow (-))	121,821	119,042	(22,235)	(9,002)	102,595	15,138
Liabilities	148,133	72,273	(3,747)	60,675	118,803	32,175
Assets	-26,312	46,769	(18,488)	(69,677)	(16,208)	(17,037)
Reserve assets (Increase (-)/decrease (+))(7)	(15,134)	14,015	(40,193)	(25,525)	(11,337)	(35,246)

						For the nine months ended September
	2014	2015	2016	2017	2018	2019
Balance on financial account	248,263	209,344	131,432	101,125	142,051	111,286
Memo item: Balance on financial account excluding reserve assets	263,397	195,329	171,625	126,650	153,388	146,532
Unrecorded transactions(8)	(55,533)	(23,503)	(10,485)	9,124	30,674	38,369
Memo item: Balance on financial account excluding reserve assets including unrecorded transactions	207,864	171,826	161,140	135,774	184,062	184,901

Notes:

(1)                                 Data for 2016, 2017, 2018 and 2019 figures are preliminary and subject to  revision.

(2)                                 Published customs figures adjusted for balance-of-payments purposes.

(3)                                 Commodity gold. Before 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the South African Reserve Bank and other banking institutions.

(4)                                 A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign. A net acquisition of assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of assets (inflow of capital) is indicated by a positive (+) sign.

(5)                                 Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.

(6)                                 Investment by South African residents in undertakings abroad in which they have at least 10.0% of the voting rights.

(7)                                 Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

(8)                                 Transactions on the current, capital transfer and financial accounts.

Source: SARB.

Current Account

South Africa’s trade patterns and volumes changed notably during the past decade. These changes were brought about by, among other factors, uneven growth performance of the country’s most important trading partner countries in the aftermath of the 2008 global recession, substantial infrastructure development projects and a number of trade agreements concluded to promote international trade.

Notwithstanding various policy measures to enhance external competitiveness, to promote trade, and to raise the country’s growth performance, the South African economy has become more dependent on surplus saving from the rest of the world to finance the much-needed increase in gross fixed capital formation. The country’s import penetration ratio (i.e., the extent to which the country relies on merchandise imports to satisfy domestic expenditure) reached a peak in 2015. This was followed by a decrease in 2016 and 2017 but rose again in 2018 to almost the same level as in 2015 before declining marginally in the first nine months of 2019.

Owing to growth in imports surpassing that of merchandise exports, the trade balance has been in a deficit from 2012 to 2015. This deficit decreased from 2013 to 2015 at which time weak terms of trade began to improve. This contributed to a trade surplus in 2016, rising further in 2017 before declining again in 2018 as merchandise imports increased faster than merchandise exports. This trend continued into 2019.

Following an increase of 4.4% in 2017, the value of merchandise exports increased further by 6.7% in 2018 supported by both increases in prices and volumes in 2018. In the first nine months of 2019 the value of merchandise exports increased further supported by higher prices that more than countered the decline in volumes over the period. The value of net gold exports rose by almost 8% in 2018 as the increase in the volume of net gold exports more than offset the lower realized price. In the first nine months of 2019 the value of net gold exports declined as the volume of gold exported fell, countering the effect of the depreciation of the exchange value of the rand on the rand price of net gold exports.

After rising by 1.1% in 2017, the value of merchandise imports increased further by a substantial 10.8% in 2018 as both volumes and prices increased. The upward trend continued into the first nine months of 2019 as higher prices supported the rise in the value. Even though the value of manufactured goods has declined over the years it remained the largest component of merchandise imports, constituting more than two thirds of total merchandise imports.

Following a widening of 17.5% in 2017, the deficit on the services, income and current transfer account of the balance of payments increased by 7.7% in 2018. The decelerated pace of increase in the deficit during 2018 can largely be attributed to a slower increase of the deficit on the income account and a smaller deficit on the current transfer account. Expressed as percentage of GDP, the deficit on the services, income and current transfer account has therefore increased only marginally from 3.9% in 2017 to 4.0% in 2018. When the first three quarters of 2019 are compared with the corresponding quarters of 2018, the deficit on the services, income and current transfer account came to 3.9% of GDP — slightly lower than that for 2018 as a whole. The deficit on the income account reflected a steep widening in the third quarter of 2019. This can be attributed to a noticeable rise in gross dividend payments which originated from companies with a direct investment relationship with non-resident shareholders.

Due to the developments as outlined above, the deficit on the current account as percentage of GDP deteriorated from 2.5% in 2017 to 3.5% in 2018. The larger deficit is mainly attributable to a smaller trade surplus in 2018. The current account deficit came to 3.6% of GDP during the first three quarters of 2019 as both the surplus on the trade account and the deficit on the services, income and current transfer account remained broadly the same over the period.

Financial Account

The overall net capital inflow of the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) amounted to R142.1 billion in 2018, compared to the R110.0 billion in 2017. For the first nine months of 2019, the overall net capital inflow of the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) amounted to R111.3 billion. All functional categories, except reserve assets, recorded inflows in 2018. For the first nine months of 2019, all functional categories, except financial derivatives and reserve assets, recorded inflows. For 2018 as a whole, financial account inflows represented 2.9% of GDP compared to 2.4% in 2017. For the first nine months of 2019, financial account inflows represented 3.0% of GDP.

South Africa’s direct investment liabilities recorded a smaller inflow of R17.0 billion in the third quarter of 2019 following an inflow of R26.3 billion in the second quarter. The third-quarter inflow reflected foreign parent companies’ funding of South African subsidiaries through debt and equity.

Portfolio investment liabilities recorded a much larger inflow of R40.2 billion in the third quarter of 2019 following an inflow of R10.0 billion in the previous quarter. This inflow mainly reflected national government’s issuance of international bonds of US$5.0 billion. This more than offset both net sales of domestic debt securities by non-residents and the switch from non-residents’ net purchases of domestic equities in the second quarter of 2019 to net sales of R32.3 billion in the third quarter.

Other investment liabilities reverted from an outflow of R4.5 billion in the second quarter of 2019 to an inflow of R0.9 billion in the third quarter as non-residents’ foreign-currency deposits with the domestic private banking sector increased. This was partly countered by the repayment of short-term loans by the domestic private banking sector.

South Africa’s direct investment assets abroad reverted from an inflow of R5.1 billion in the second quarter of 2019 to an outflow of R21.6 billion in the third quarter. This mainly reflected an increase in the equity holdings of South African parent companies in subsidiaries abroad, especially in the petro-chemical industry.

South African residents sold foreign portfolio assets of R34.7 billion in the third quarter of 2019, following net sales of R17.5 billion in the second quarter. The inflow occurred as the domestic private non-banking sector’s sales of foreign equity securities outweighed South African residents’ purchases of foreign debt securities.

Other investment assets reverted from an outflow of R48.4 billion in the second quarter of 2019 to a substantial inflow of R82.9 billion in the third quarter. This was due to the domestic private banking sector’s repatriation of foreign-currency deposits and the repayment of short-term loans under repurchase agreements by non-residents.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Financial account(1)

						For the nine months ended September
Rand (million)	2014	2015	2016	2017	2018	2019
Net incurrence of liabilities(2)
Direct investment(3)	62,627	22,065	32,876	26,759	70,627	55,058
Public corporations	0	0	0	0	0	0
Banking sector	1,121	3,257	(9,844)	(21,922)	3,035	(796)
Private sector	61,506	18,808	(42,720)	48,681	67,592	55,854
Portfolio investment	146,944	121,290	139,866	278,828	90,009	79,333
Monetary authorities	0	0	0	0	0	0
Public authorities	51,563	3,287	141,112	171,650	28,363	101,455
Public corporations	2,613	16,262	(11,316)	(1,804)	20,551	8,036
Banking sector	16,545	3,169	11,239	37,909	8,150	(573)
Private sector	76,223	98,572	(1,169)	71,073	32,945	(29,584)
Financial derivatives	(194,842)	(320,856)	(499,330)	(227,590)	(218,327)	(112,394)
Banking sector	(194,842)	(320,856)	(499,330)	(227,590)	(218,327)	(112,394)
Other investment	148,133	72,273	(3,747)	61,471	118,803	32,175
Monetary authorities(4)	4,483	(1,606)	286	(1,059)	2,326	(5,937)
Public authorities	(4,210)	(3,925)	(3,350)	(2,477)	(2,042)	(635)
Public corporations	17,836	18,960	25,543	28,348	9,485	7,565
Banking sector	123,106	33,443	(12,369)	(19,335)	77,953	(30,206)
Private sector	6,918	25,401	(13,857)	55,994	31,081	61,388
Special Drawing Rights	0	0	0	0	0	0
Net acquisition of financial assets(5)
Direct investment(6)	(83,234)	(73,282)	(65,818)	(98,212)	(60,267)	(31,744)
Public corporations	0	0	0	0	0	0
Banking sector	11	18	20	(498)	(3)	3
Private sector	(83,245)	(73,300)	(65,838)	(97,714)	(60,264)	(31,747)
Portfolio investment	(1,170)	1,332	100,693	(58,894)	(56,785)	34,349
Public corporations	0	0	0	0	0	0
Banking sector	3,491	(3,069)	19,901	(6,880)	(2,820)	3,146
Private sector	(4,661)	4,401	80,792	(52,014)	(53,965)	31,203
Financial derivatives	211,251	325,738	485,573	223,234	225,536	106,791
Banking sector	211,251	325,738	485,573	223,234	225,536	106,791
Other investment	(26,312)	46,769	(18,488)	(70,110)	(16,208)	(17,037)
Monetary authorities(7)	0	0	0	0	0	0
Public authorities	0	0	0	(3,431)	(4,088)	131
Public corporations	1,802	(3,199)	(1,231)	(992)	(800)	(337)
Banking sector	(15,850)	69,078	(15,659)	10,499	13,996	20,160
Private sector	(12,264)	(19,110)	(1,598)	(76,186)	(25,316)	(36,991)
Reserve assets(8)	(15,134)	14,015	(40,193)	(25,525)	(11,337)	(35,246)

Notes:

(1)                                 Identified capital movements.

(2)                                 A net incurrence of liabilities (inflow of capital) is indicated by a positive (+) sign. A net disposal of liabilities (outflow of capital) is indicated by a negative (-) sign.

(3)                                 Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10.0% of the voting rights.

(4)                                 These transactions comprise the liabilities of the South African Reserve Bank and the Corporation for Public Deposits.

(5)                                 A net acquisition of financial assets (outflow of capital) is indicated by a negative (-) sign. A net disposal of financial assets (inflow of capital) is indicated by a positive (+) sign.

(6)                                 Investment by South African residents in undertakings abroad in which they individually or collectively in the case of affiliated organizations or persons have at least 10.0% of the voting rights.

(7)                                 Including the long-term assets of the South African Reserve Bank and the Corporation for Public Deposits.

(8)                                 Foreign-currency liabilities of the Reserve Bank with non-resident institutions and loans from the IMF are included in the calculation of reserve assets. An increase in reserve assets is indicated by a negative (-) sign and a decrease is indicated by a positive (+) sign.

Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated.

Foreign Direct Investment

	2014	2015	2016	2017	2018
	Rand (millions)
South African foreign direct investment
Europe	602,615	806,494	690,195	689,362	820,124
Africa	298,255	347,669	333,466	338,145	510,892
Americas	128,716	111,326	122,014	120,522	262,233
Asia	590,681	1,050,253	1,177,362	2,119,401	1,828,565
Oceania	70,804	88,807	80,407	93,664	120,199
Other	18	5	39	787	957
Total	1,691,089	2,404,554	2,403,483	3,361,882	3,542,970
Foreign direct investment in South Africa
Europe	1,246,913	1,542,225	1,366,366	1,403,586	1,404,217
Americas	150,947	160,648	156,478	150,851	158,447
Asia	137,954	162,986	206,175	227,041	268,032
Africa	53,370	63,692	66,456	73,743	78,814
Oceania	18,835	40,438	57,810	70,021	81,922
Other	633	423	322	291	620
Total	1,608,652	1,970,412	1,853,607	1,925,533	1,992,052

Source: SARB.

South Africa’s total external debt increased from US$176.0 billion at the end of March 2019 to US$180.6 billion at the end of June, mainly as a result of net purchases of domestic government bonds by non-residents. However, South Africa’s gross external debt, in rand terms, decreased from R2 569 billion to R2 555 billion over the same period.

Foreign currency-denominated external debt decreased from US$88.5 billion at the end of March 2019 to US$87.4 billion at the end of June, mainly due to the redemption of an international government bond. This was partially countered by increased private non-banking sector borrowing.

Rand-denominated external debt, in US dollars, increased from US$87.5 billion at the end of March 2019 to US$93.2 billion at the end of June. The increase was mainly driven by net purchases of domestically issued bonds by non-residents as well as an increase in the market values of non-resident holdings of such bonds, while loans to all sectors also increased.

South Africa’s total external debt as a ratio of GDP increased from 49.2% at the end of March 2019 to 51.5% at the end of June. Similarly, the ratio of external debt to export earnings increased from 152.7% to 158.2% over the same period.

Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,					As of June 30,
	2014	2015	2016	2017	2018	2019
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	95,040	119,470	110,539	121,355	149,855	147,387
Monetary sector(3)	212,425	310,550	261,621	210,597	268,354	254,918
Non-monetary private sector	210,377	286,784	263,338	273,100	407,355	424,063
Bearer bonds and notes	262,833	362,771	328,059	328,288	444,133	409,422
Long-term loans	—	—	—	—	—	—
Total foreign-currency-denominated debt	780,675	1,079,575	963,557	933,340	1,269,697	1,235,790

Notes:

(1)                                 Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)                                 Valued at middle-market exchange rates as of the end of period.

(3)                                 Including lending to other sectors.

Source: SARB.

Reserves and Exchange Rates

Since the abolition of the Financial Rand System and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.

The nominal effective exchange rate (NEER) of the rand declined, on balance, by 4.2% in the third quarter of 2019 following an increase of 3.1% in the second quarter. The exchange value of the rand remained volatile in the third quarter of 2019 with the NEER increasing marginally by 0.9% and 0.4% in July and September respectively while declining notably by 5.5% in August amid renewed global trade tensions. In October, the NEER declined by a further 0.7% before increasing by 3.4% in November.

The exchange value of the rand depreciated markedly against the US dollar from levels of around R14.00 in July 2019 to R15.50 in August, as the Chinese yuan’s depreciation weighed on emerging market currencies. Although the exchange value of the rand appreciated briefly in early September, it again weakened to almost R15.00 against the US dollar in early October. Amid persistent weak domestic economic outcomes and increased global risk aversion, the rand traded at an average of R14.70 against the US dollar in the third quarter of 2019, substantially weaker than in the first half of the year. However, this trend was also evident among other emerging market currencies, largely due to geopolitical factors. Despite adverse domestic idiosyncratic developments, the rand as well as other emerging market currencies were to a large extent influenced by global developments and risk aversion in the third quarter.

The exchange value of the rand depreciated sharply in late October after the release of the 2019 MTBPS, which reflected a marked deterioration in South Africa’s fiscal situation. This triggered renewed concerns regarding further credit rating downgrades as Moody’s Investor Services (Moody’s) revised South Africa’s sovereign rating outlook from stable to negative, followed by Standard and Poor’s on November 22, 2019. However, the exchange value of the rand stabilized towards the end of November.

The real effective exchange rate (REER) of the rand decreased by 0.3% from December 2018 to September 2019, reflecting an improvement in the external competitiveness of domestic producers in foreign markets.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per Dollar.

Rand

(Against the US Dollar)

Year	Low	High	Average	Period End
2012	7.4777	8.9432	8.2099	8.4838
2013	8.4478	10.4849	9.6502	10.4675
2014	10.2815	11.7415	10.8444	11.5719
2015	11.2955	15.5742	12.7507	15.5742
2016	13.2747	16.8927	14.7088	13.6282
2017	12.2566	14.4606	13.3129	12.2940
2018	11.5604	15.5487	13.2339	14.4506
January 2019	13.3249	14.4870	13.8615	13.3249
February 2019	13.2966	14.1863	13.7956	13.9532
March 2019	14.1054	14.6804	14.3831	14.5968
April 2019	13.9210	14.4946	14.1544	14.3319
May 2019	14.2010	14.8641	14.4370	14.7581
June 2019	14.1487	15.1165	14.5665	14.1487
July 2019	13.8574	14.2762	14.0466	14.1784
August 2019	14.4699	15.4120	15.1423	15.2324
September 2019	14.5560	15.2256	14.8485	15.1971
October 2019(2)	14.5509	15.3802	14.9065	15.0823
November 2019(2)	14.5949	15.0719	14.8036	14.6955
December 2019(2)	13.970	14.750	14.4357	14.0418
January 2020 (2)	13.992	14.845	14.3972	14.8455
February 2020(2)	14.763	15.617	15.0153	15.6172
March 2020(1) (2)	15.3336	17.3757	16.1128	17.3757

Source: SARB.

(1) Through March 19, 2020

(2) Source: U.S. Federal Reserve

Change in Reserves

South Africa’s international reserve assets increased significantly by R77.2 billion in the third quarter of 2019 following a decrease of R7.7 billion in the second quarter.

The US dollar value of South Africa’s gross gold and other foreign reserves (i.e. the international reserves of the SARB before accounting for reserves-related liabilities) increased from US$49.8 billion at the end of June 2019 to US$54.9 billion at the end of September. This primarily reflected the proceeds from two international bonds of US$5.0 billion issued by the South African government. Subsequently, the value of gross gold and other foreign reserves decreased to US$54.5 billion at the end of October 2019, and increased again to US$54.9 billion at the end of November. South Africa’s international liquidity position increased slightly from US$43.9 billion at the end of June 2019 to US$44.1 billion at the end of September, and further to US$44.4 billion at the end of November.

The level of import cover (i.e. the value of gross international reserves relative to the value of merchandise imports, as well as services and income payments) increased from 4.8 months at the end of June 2019 to 5.5 months at the end of September.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	For the year ended December 31,					As of September 30,
	2014	2015	2016	2017	2018	2018	2019
	Rand (million)
SARB gold reserves(1)	55,890	66,696	63,817	64,335	74,313	67,663	90,873
Foreign exchange reserves	—	—	—	—	668,020	—	743,346
SDR holdings(2)	29,995	38,736	32,777	31,373	46,070	35,399	49,857
Other(3)	476,639	608,575	551,232	529,070	621,950	611,636	693,489
Gross gold and other foreign reserves	562,524	714,007	647,825	624,778	742,333	714,698	834,219

Notes:

(1)                                 Since March 6, 2005, gold reserves are valued at market price taken at 14:30 on each valuation date.

(2)                                 SDRs.

(3)                                 Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances comprise all finances in the three spheres of government, namely, national, provincial, and local government. Finances in the national and provincial spheres of government consist of all transfer payments from the national government while those in the local government sphere of government consist of transfer payments from national government as well as own revenue.

The Division of Revenue Act (DORA) provides for the equitable division of revenue raised nationally among the national, provincial and local spheres of government and the responsibilities of all three spheres pursuant to such division, and addresses other matters connected therewith. The objectives of DORA are to: (a) provide for the equitable division of revenue raised nationally among the three spheres of government; (b) promote predictability and certainty in respect of all allocations to provinces and municipalities, in order that provinces and municipalities may plan their budgets over a multi-year period and thereby promote better coordination between policy, planning and budgeting; and (c) promote transparency and accountability in the resource allocation process by ensuring that all allocations are reflected in the budgets of provinces and municipalities, ensuring that the expenditure of conditional allocations is reported on by the receiving provincial and municipal departments. Government finances are presented in two ways, each highlighting key aspects of the budget. The main budget determines national government’s borrowing requirement. It has two elements. The first, appropriations by Parliament through budget votes, are mainly for national departments and including transfers to provinces, local government and public entities. The second, consists of direct charges against the National Revenue Fund, include the provincial equitable share and debt service costs, as well as the salaries of judges and public representatives. The Consolidated Budget provides a fuller picture of government’s contribution to the economy. It takes into account the main budget as well as spending of provinces, social security funds and public entities financed from their own revenue.

Provincial budgets are largely financed by the provincial equitable shares and conditional grants from the main budget. But provinces supplement these funds with their own revenues, such as gambling taxes, hospital fees and sales of goods and services. Also excluded from the consolidation is expenditures by the eight “category A” metropolitan municipalities as defined by the constitution and other large municipalities, which is financed from their own revenue, such as property rates and services charges. The Consolidated Government Budget includes 185 public entities. These include large entities such as South African National Roads Agency Limited, the Passenger Rail Agency, the South African Revenue Services and agencies that provide bulk water infrastructure. Public entities receive some transfers from the main budget but are also financed from own revenue. State-owned companies that function as standalone operations largely on a commercial basis, such as Eskom and Transnet, are not included in the consolidated accounts. Social security funds include Unemployment Insurance Fund, compensation funds and the Road Accident Fund. They are financed mainly by statutory levies or contributions but receive some transfers from the main budget.

National, provincial and local governments are responsible for delivering public services. Some of these services are the exclusive responsibility of one level of government, while others — known as concurrent functions — are shared. Nationally raised revenue is divided with the aim of providing for appropriate funding at each level of government — for example by taking into account their service delivery responsibilities and other sources of revenue available to them.

Over the medium-term expenditure framework period, after budgeting for debt-service cost, the contingency reserve and provincial allocations, 47.9% of nationally raised funds are allocated to national government, 43% to provinces and 9.1% to local government. The budget for national departments is dominated by four functions (Peace and Security, Social development, learning and culture and economic development) and account for 88% of allocations. In provinces, learning and culture and health account for 75% of the budget. 99% of the local government transferes are for community development, which includes water sanitation and electricity. Local governments receive the smallest share of the division of national raised revenue as they possess their own revenue-raising powers.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, Reconstruction and Development Programs (RDP) accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Government Budget includes transfer payments to local governments but does not constitute a consolidation of local government accounts. Municipalities, universities, polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing their own budgets and for ensuring prudent financial management at the provincial level. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government. The National Treasury has introduced generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act of 1996 (Borrowing Powers Act) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by a loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.

The Public Finance Management Act (PFMA) regulates the National Government’s financial administration and outlines the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation seeks to secure sound and sustainable management of the financial affairs of municipalities and other institutions in the local sphere of government, and to establish treasury norms and standards for the local sphere of government.

Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the public, the relevant provincial treasury and National Treasury with respect to proposed debt.

As of June 30 2019, the total balance on long term borrowing for all municipalities was R69 billion as reported by lenders to municipalities. The total long term debt reported by municipalities is slightly higher at R70.6 billion. Of the amount reported by the lenders, long term loans represented R50.8 billion or 74.0% while the remaining 26.0% was made up of R18.2 billion in bonds. The majority of long-term municipal debt is held by private sector lenders (R35.8 billion or 52.0%) while the public sector holds a total of R33.2 billion or 48.0%. The Development Bank of Southern Africa with 38.2% is the largest lender to municipalities followed by the private commercial banks accounting for a total of 31.6%. The remaining 30.1% is held by International DFI’s, the Infrastructure Finance Corporation Limited (INCA), and other lenders (including pension funds and insurers). New long-term borrowing for the 2018/19 municipal financial year totaled R8.1 billion which was 65.0% of the budgeted borrowing.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis). The largest allocation to municipalities is the “local government equitable share” (LGES) which is allocated through a formula that is primarily based on how many poor households a municipality provides services to. The budgets of the provincial governments are financed through such nationally collected revenue, together with other allocations or grants from the National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.

The 2016 Community Survey (the largest survey between censuses) confirmed that progress continues to be made in extending access to electricity, water, sanitation and refuse removal services. The Government’s aim is to ensure that all citizens receive at least a basic level of amenities. Drawing on international benchmarks, minimum standards of 50kWh of free electricity and 6,000 litters of free water per month per household have been adopted. However, the level of free services provided to poor households varies, depending on local circumstances and municipal capacity. The national budget contributes to the financing of household amenities through the local government equitable share, which is mainly allocated for provision of free basic services. There has been a significant growth in allocations to the local government equitable share in recent years, from R20 billion in 2009/10 to R57 billion in 2017/18. Over the Medium Term Expenditure Framework, allocations will increase to R62.7 billion in 2018/19, and R69.3 billion in 2019/20.

The new local government equitable share formula which was implemented in the 2013/14 financial year, also taking into account the 2011 census figures, provides a monthly subsidy of R359 in 2017/18 for every household with a monthly income less than the value of two state old age pensions, which is about 59.0% of all households. The previous formula for the local government equitable share targeted 47.0% of households. This threshold is not an official poverty line or a required level to be used by municipalities in their own indigence policies. If municipalities choose to provide fewer households with free basic services than they are funded for through the local government equitable share, then their budget documents should clearly state the reasons for that and whether they consulted with the community on that policy. The formula also makes provision for a contribution towards the administration and governance costs of running a municipality. Allocations also take account of the greater ability of some municipalities to cross subsidize services to their poor households and less funding is allocated to these (relatively wealthy) municipalities. While census and community survey data indicates steady progress towards universal access to electricity and clean water, achievement of free basic service standards still has some way to go.

According to a joint report by the World Health Organization (WHO) and UNICEF, as of 2015, 49.18 million people in South Africa had access to piped drinking water, an increase compared to 48.42 million in 2014. An additional 2.56 million had access to non-piped drinking water a decrease compared to 2.58 in 2014. In 2015, 25.48 million people had access to sewer sanitation, 1.48 million to septic sanitation and 12.88 million to latrine sanitation an increase compared to 24.88 million, 1.46 million and 12.67 million respectively in 2014.

According to the World Bank, 84.2% of the population in South Africa had access to electricity in 2016, a decrease compared to 85.5% in 2015.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labor tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R4.5 billion in fiscal year 2019. The March 2019 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements through 2029 in a wide range of scenarios. The UIF had capital and reserves amounting to R144.3 billion as of March 31, 2019. It is estimated that the UIF’s financial performance surplus prior to reserving over the next three fiscal years will be R1.4 billion in fiscal year 2020, R1.5 billion in fiscal year 2021 and R1.6 billion in fiscal year 2022. The projected increase in the operational surplus is mainly attributable to as the salary increases of contributors and increased compliance with the Unemployment Contributions Act. However, the projected smaller operational surplus is as a result of the implementation of the amended benefits.

The Labour Laws Amendment Act also paved the way for the introduction of parental leave for working fathers to receive financial relief while looking after their children. The Fund is currently finalizing regulations and systems development in preparation for the implementation of Parental and Commissioning Parental benefits, as well as system changes to accommodate the amendments announced in terms of Adoption benefits. The adoption benefit will be paid at a flat rate to a maximum of 70 days compared to the previous maximum of 238 days, qualifying criteria will change and this benefit will be delinked from the normal unemployment benefits. The payment of parental benefits by the fund will be in line with the 10 leave days granted and will be subject to credit days accumulated and a 66 per cent flat rate is applicable.

The UIF continues to play a pivotal role in schemes designed to inject funding into job creation and retention. In contribution to enhancing economic growth, the fund will provide funding for the retention and re-entry of contributors into employment through funding interventions such as training and business development aimed at enabling retrenched workers to re-enter into employment, as employees or as self-employed. The fund has budgeted an estimated R8 billion over the medium term for its labor activation programs aimed at enhancing the employability of contributors and training programs that would benefit 160,000 people over the next few years to create jobs and entrepreneurs around the country. The learners are going to be trained in various programs including artisanship, skills programs, learnerships, and business venture creation.

The UIF will ramp up efforts to invest in socially responsible projects that will have high impact on job creation and job preservation. Currently SRIs accounts for 24 per cent of the UIF investment portfolio, and within this portfolio the UIF has launched the R2 billion Program Development Partnership Fund (PDP) and the High Social Impact investment (HSI) to assist with job creation and job preservation. Since the launch of the PDP in November 2018 about 48 applications have been received and of those, 23 are at various stages of the screening process. The PDP Fund is also used as a catalyst for development of black fund managers. To this end 6 black fund managers have been shortlisted and the successful fund managers will each receive an allocation of a minimum of R350 million for investment projects.

The UIF added 838,922 new employees to its database, raising the total to 10,475,759 registered employees as at fiscal year 2019. A total of 1,803,831 employers are registered with the UIF as at fiscal year 2019, an increase of 64,577 new employers compared to fiscal year 2018. These employers are categorized mainly as commercial, domestic and taxi employers, with the majority in the commercial sector.

Compensation Fund (CF)

The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

The CF remains financially sound with an accumulated surplus of R25.3 billion as of March 31, 2019. The CF registered 156,233 claims and paid benefits valued at R1.3 billion and medical claims amounting to R2.5 billion in fiscal year 2019. The CF recorded a 66.8% increase in the number of registered employers at the end of fiscal year 2019 with a 19.6% increase in revenue in fiscal year 2019. The increase in revenue is attributed to increased compliance by employers with the payment of the assessment fee, and an increase in the number of employers registered with the fund. The Compensation for Occupational Injuries and Diseases Amendment Bill, 2018 has been tabled in Parliament. The amendments include the provision for rehabilitation, re-integration and return to work of occupationally injured and sick employees; extend the application of the Act to include domestic workers, regulate the use of health care services and regulate compliance and enforcement and provide for matters connected therewith. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring the Fund and upgrading its information technology infrastructure. The Compensation

Board reviewed existing benefits in fiscal year 2019, increasing the salary ceiling by 6.4% from R430,944 to R458,520 per annum; all pensions payable from the Compensation Fund increased by 6%. The maximum monthly earnings level on which all types of disability is based increased by 6.4%, while the minimum monthly value in respect of free food and quarters increased by 6.3% and 6.7%, respectively.

Road Accident Fund (RAF)

The fund receives its revenue from the road accident fund fuel levy, in accordance with the Customs and Excise Act (1964). In 2018/19, the fund received revenue of R43.1billion from the fuel levy while claims against the Fund for the same period amounted to R96.4 billion. As the Fund operates on a pay-as-you-go model, it has had insufficient revenue to meet its liabilities, which has resulted in a growing accumulated deficit. In 2018/19, the accumulated deficit totalled R262.8 billion.

The Government set out on a reform path in 2002, including reform of the Fund and its guiding legislation from a liability insurance scheme to a social benefit scheme. In October 2019, the Road Accident Benefit Scheme Bill was revived in the National Assembly. The reform is expected to move the system to a more equitable and affordable compensation scheme.

South African Social Security Agency (SASSA)

The South African Social Security Agency Act (2004) provides for the establishment of the South African Social Security Agency, the objectives of which are to ensure the effective and efficient administration, management, and payment of social grants. The agency’s core business is to administer and pay social assistance transfers. It has a large network of centers where citizens can apply for social grants, and manages a large system for payment of grants

The South African Social Security Agency, provides social assistance to over 17 million poor South Africans through social grants. The majority of citizens benefitting are children. The child support grant represents two-thirds of the total number of grants administered by SASSA. This grant addresses poverty among children aged up to age 18 and has grown from 70,000 social grants in 1998 to over 12 million in 2019.

Social grant beneficiaries are projected to grow from 18.011 million in 2019/20 to 19.008 in 2022/23. The social grant budget is projected to increase from R175.2 billion in 2019/20 to R216 billion in 2022/23. These budgets will cover the increases in beneficiaries as a result of population growth and also cover increases in inflation. Despite the annual increases, social grant expenditure will remain stable at around 3% of GDP.

The Budget Process

The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates. South Africa ranked third out of 102 countries in the 2015 release of the Open Budget Index by the International Budget Partnership. In the 2017 release of the Open Budget Index, South Africa ranked first, alongside New Zealand, out of 115 countries. The survey measures the quality of budget transparency, public participation in the budget processes and institutional oversight. South Africa was one of only four countries that performed solidly across all three categories. The Republic ranked in the top five on measures of transparency and oversight by the legislature and audit institutions, but placed sixth in public participation.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key macroeconomic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will rise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the NCOP before being debated and finally passed by both houses of Parliament towards the end of the Parliamentary session. Finally, the President has to sign the bill before it becomes a law.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, among other things, a procedure to amend money bills before Parliament. In general, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers, Parliament must ensure that: (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. Also, Parliament must consider the short, medium and long-term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country. Further, it must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

During each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The Auditor-General, a constitutionally independent official, supervises this auditing process. Current Auditor-General, Thembekile Kimi Makwetu, was appointed by former president Zuma on December 1, 2013, for a term of seven years.

Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.

The Treasury Committee, comprising the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during a budget year, seeks to ensure prudent fiscal management. For the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the consolidated budget (in departmental allocations) are made by Parliament in an Adjustments Budget towards the middle of the fiscal year.

Also, around the end of October of each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

Set forth below are summaries of the 2019 MTBPS presented on October 30, 2019, the 2020 Budget presented on February 26, 2020, and the 2019 Budget presented on February 20, 2019.

Medium Term Budget Policy Statement (MTBPS)

On October 30, 2019, the Minister of Finance presented the 2019 MTBPS.

The 2019 MTBPS sets out the macroeconomic, fiscal and public-expenditure priorities for the medium term. South Africa’s budget is strongly aligned with constitutional imperatives and is highly progressive. Over the past years, the government has followed a path of measured fiscal consolidation, aiming to stabilize the debt-to-GDP ratio by reducing spending and introducing tax increases. This strategy met with some success, reflected in a narrowing primary deficit, but debt has continued to rise as a share of GDP given that economic growth rates have declined.

The audited gross tax revenue outcome of R1.288 trillion for the fiscal year 2018 was R57.3 billion lower than the original budget estimate in February 2018 and R14.5 billion lower than the revised 2019 Budget Review estimate. These were the largest under-collections since 2009/10, following the global financial crisis. They were partly driven by large and unexpected once-off payments of value-added tax (VAT) refunds in line with commitments made in the 2018 MTBPS of clearing the VAT refunds backlog. The bulk of the 2018 revenue shortfall resulted from weaker-than-expected economic growth in 2019.  Compared with the 2019 Budget estimates, corporate income tax (CIT), personal income tax (PIT) and VAT were the worst-performing tax categories, recording under-collections of R6.4 billion, R5.4 billion and R1.2 billion. The under-collections were partially offset by over-collections in the health promotion levy and specific excise duties.

Significant shortfalls in a single year have a knock-on effect, widening the gap between forecasts and outcomes in subsequent years. Gross tax revenue needed to grow at 10.4 per cent this year to reach the 2019 Budget estimate. Due to the weak economy and base effects from unusually low VAT refund payments in the first half of 2018, revenue growth has been 3.7 per cent in the first half of 2019. The National Treasury expects revenue growth to accelerate to 6.4 per cent for the fiscal year.

Along with weaker economic growth, high and consistent VAT refund payments will result in a downward revision to the 2019 revenue projection, which is now estimated at R52.5 billion lower than the 2019 Budget estimate. Revenue growth is weaker for several reasons, including:

•                  A poor employment outlook, with job losses, lower-wage settlements and smaller bonuses reducing personal income tax collection.

•                  Reduced profitability in a challenging trading environment, resulting in lower-than-expected corporate income tax collections.

•                  Weak household consumption, which moderates the increase in domestic VAT collection.

The Nugent Commission of Inquiry into SARS highlighted significant governance failures, the dismantling of critical organizational arrangements and the loss of experienced staff, which contributed to poor revenue collection in recent years. Under the new SARS Commissioner, the revenue authority is revitalizing its operations, and performance is expected to improve significantly over the medium term. The SARS Large Business Centre, which focuses on major firms and high net-worth individuals, was officially reopened in October 2019. The National Treasury will release a discussion document that reviews and proposes options to improve tax administration oversight by the 2020 Budget.

In the 2019 MTBPS, consolidated government revenue is projected to increase from R1.618 trillion in 2020/21 to R1.841 trillion in 2022/23. Gross tax revenue is projected to fall short of the 2019 Budget estimates by R52.5 billion in 2019/20, R84 billion in 2020/21 and R114.7 billion in 2021/22. Gross tax revenue for 2019/20 has been revised downwards as a result of lower-than-expected 2018/19 revenue outcomes, persistently weak economic growth and downward revisions to expected growth in major tax bases. Lower revenue growth in 2019/20 feed-through to the years ahead. Besides, VAT refund payments are expected to remain at elevated levels in the current fiscal year.

Government’s three-year spending plans aim to reduce poverty and inequality, and to increase employment and inclusive growth. These priorities are set out in the NDP and the MTSF, which guide resource allocation. Healthcare, education, basic services and social grants continue to receive priority in allocations. Despite a constrained fiscal environment, these areas grow in real terms by 1-2% per year. Government projects total expenditure of R6.3 trillion over the 2019 MTEF period, growing from R1.8 trillion in 2019/20 to R2.2 trillion in 2022/23 at an average annual growth rate of 6.3 per cent. Despite moderate economic growth projections, spending growth will outpace inflation, with real non-interest expenditure growth expected to average 0.5% in real terms over the period. Debt-service costs as an expenditure category grow the fastest at 8.3% in real terms over the MTEF period.

The deficit is projected to reach 5.9% of GDP by 2022/23. Gross loan debt is expected to increase from R3.2 trillion or 60.8 per cent of GDP in 2019/20 to R4.5 trillion or 71.3 per cent of GDP in 2022/23, mainly to finance the budget deficit. The key drivers of this increase remain the budget balance and fluctuations in the interest, inflation and exchange rates. Government is acutely aware of the dangers of unchecked debt accumulation. To return the public finances to a sustainable position over the longer term requires large additional adjustments. Government proposes a fiscal target: achieve the main budget primary balance, excluding Eskom funding provisions, by 2022/23. This target is expected to result in debt stabilizing by 2025/26.

Non-interest spending has increased by R23 billion in the current year, mainly due to a Special Appropriation Bill that allocates R26 billion to Eskom. Additions to spending are offset by the use of the contingency reserve, provisional allocations, projected under spending and declared unspent funds. Government has accommodated all other expenditure pressures within budget baselines. The expected savings on compensation announced in the 2019 Budget have been reversed. Compensation measures, which include early retirement without penalties, were anticipated to generate savings of R12 billion per year in 2020/21 and 2021/22. These measures will be included in a broader discussion between government and labor on future adjustments to wage bill growth. In total, the real main budget non-interest spending grows at 1.2% in 2020/21, and 0.1% in 2021/22. Government is constraining non-interest expenditure in the outer year to grow largely in line with CPI inflation. As a share of GDP, non-interest expenditure moderates from 28.4% in 2020/21 to 27.4% by 2022/23. This includes a contingency reserve amounting to R6 billion per year over the medium term. Due to a wider deficit, weaker currency and higher interest rates, the cost of servicing government debt is expected to exceed 2019 Budget estimates by R1.5 billion in 2019/20, R8.7 billion in 2020/21 and R17.2 billion in 2021/22. An estimated 18.4 per cent of main budget revenue will be used to service debt in 2022/23 compared with 15 per cent in 2019/20.

There is a resource allocation of R1.480 trillion across the three spheres of government in fiscal year 2019/20. This increases to R1.713 trillion by fiscal year 2022/23. The proposed division of revenue prioritizes large social spending programs that support basic education, health and social welfare services in provinces and water, sanitation and electricity services in municipalities. Provincial and municipal governments face multiple pressures over the period ahead. Provinces are expected to provide schooling for growing learner populations and improve health services before NHI is implemented. Local government is expected to continue to expand access to free basic services for poor households, while ensuring that those who can afford to pay for services do so, even in a challenging economic environment. Although transfers from the national government will grow more slowly than in the past, planned reforms to the transfer system aim to improve efficiency in the use of these resources. Over the medium term, government proposes to allocate 48.1% of available non-interest expenditure to national departments, 43% to provinces and 8.9% to local governments. Over this period, national government resources grow at an annual average of 2.3%, provincial resources by 6.1% and local government resources by 6.2%.

2020 MTEF

The 2019 MTBPS has announced the 2020 MTEF, which sets out the consolidated expenditure framework for fiscal year 2019/20 through to fiscal year 2022/23. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including community development, social development, economic development, health services, as well as learning and culture (which take up the largest of planned expenditure). Steady growth over the future spending period can be seen in health, community development, economic development, social protection and basic education.

2020-2021 National Budget and Consolidated Government Budgets

On February 26, 2020, the Minister of Finance presented the 2020 Budget.

2020-2021 National Budget

The 2020 Budget proposes total consolidated spending of R1.95 trillion in 2020/21, with the largest allocations going to learning and culture (R396.4 billion), health (R229.7 billion) and social development (R309.5 billion).

The 2020 Budget assumes that the economic outlook will continue to remain weak, with real GDP expected to grow at 0.9% in 2020, 1.3% in 2021 and 1.6% in 2022. To achieve faster economic growth, far-reaching structural reforms are required.

The 2020 Budget acknowledges that South Africa’s public finances have continued to deteriorate. Low growth has led to a downward revision of R63.3 billion to estimates of tax revenue in 2019/20 relative to the 2019 Budget. Debt is not projected to stabilize over the medium term, and debt-service costs now absorb 15.2% of main budget revenue.

A sharp decline in nominal GDP since 2018/19 and associated tax revenues resulted in an estimated consolidated budget deficit of 6.3% in 2019/20. The 2020 Budget proposes measures to reduce public spending as a share of GDP and improve the composition of spending by reducing growth in the wage bill. Over the medium term, spending baselines will be reduced by R261 billion according to the 2020 Budget. The consolidated budget deficit is expected to narrow from 6.8% in 2020/21 to 5.7% of GDP in 2022/23.

Consolidated government spending is expected to grow at an average annual growth rate of 5.1%, from R1.84 trillion in 2019/20 to R2.14 trillion in 2022/23. Debt-service costs are the fastest-growing expenditure item over the medium term, rising at an annual average rate of 12.3%, which is more than double the average growth rate for total expenditure, while compensation of employees continues to account for the largest portion of total spending, at 32.7% over the medium term. Transfers and subsidies, including transfers to local government and public entities, account for 33.1% of total spending.

In order to support fiscal sustainability, the 2020 Budget has reduced the main budget expenditure baseline by R156.1 billion over the next three years in comparison with 2019 Budget projections. This is approximately 1% of GDP per year. The net reduction is mainly the result of the following changes over the medium term:

•                  Reductions to spending baselines of R261 billion, which includes a R160.2 billion reduction to the wage bill of national and provincial departments, and national public entities; and

•                  Reallocations and additions totalling R111.1 billion, of which R60.1 billion is set aside for Eskom and SAA.

Consolidated government expenditure, 2019-2023

	2019/20	2020/21	2021/22	2022/23	Percentage of total MTEF allocation	Average annual MTEF growth
Fiscal year R billion	Revised Estimate	Medium-term estimates
Economic Classification	1,095,868	1,143,427	1,218,008	1,286,331	59.6%	5.5%
Current payments	629,200	638,865	667,815	697,113	32.7%	3.5%
Compensation of employees	251,656	265,078	281,465	288,525	13.6%	4.7%
Goods and services	215,012	239,484	268,728	300,693	13.2%	11.8%
Interest and rent on land
of which Debt-service costs	205,005	229,270	258,482	290,145	12.7%	12.3%
Transfers and subsidies	599,650	640,225	671,805	713,436	33.1%	6.0%
Municipalities	137,654	145,339	155,518	165,464	7.6%	6.3%
Departmental agencies and accounts	26,591	28,639	27,012	28,492	1.4%	2.3%
Higher education institutions	46,555	48,278	50,341	51,873	2.5%	3.7%
Foreign governments and international organizations	2,589	2,880	2,838	3,029	0.1%	5.4%
Public corporations and private enterprises	35,361	35,540	39,865	43,227	1.9%	6.9%
Non-profit institutions	37,089	41,023	43,696	45,849	2.1%	7.3%
Households	313,810	338,528	352,534	375,503	17.4%	6.2%
Payments for capital assets	82,804	92,147	101,411	108,975	4.9%	9.6%
Buildings and other capital assets	63,727	71,527	79,612	85,692	3.9%	10.4%
Machinery and equipment	19,077	20,620	21,799	23,284	1.1%	6.9%
Payments for financial assets	65,223	73,646	44,116	27,298
Total	1,843,546	1,949,445	2,035,339	2,136,040	100.0%	5.0%
Contingency reserve	—	5,000	5,000	5,000
Consolidated expenditure	1,843,546	1,954,445	2,040,339	2,141,040		5.1%

Note:

(1)                                 The main budget and spending by provinces, public entities and social security funds financed from own revenue.

Source: National Treasury.

Consolidated government expenditure by function, 2019-2023

	2019/20	2020/21	2021/22	2022/23	Percentage of total MTEF allocation	Average annual MTEF growth
Fiscal year R billion	Revised Estimate	Medium-term estimates
Learning and Culture	385,593	396,422	417,767	434,166	23.4%	4.0%
Basic Education	262,458	265,881	281,433	293,211	15.7%	3.8%
Post-school education and training	112,087	118,847	124,209	128,386	7.0%	4.6%
Arts, culture, sport and recreation	11,049	11,694	12,125	12,569	0.7%	4.4%
Health	221,962	229,707	243,970	257,559	13.7%	5.1%
Social Development	284,479	309,512	320,056	340,924	18.2%	6.2%
Social protection	207,528	221,483	236,319	252,037	13.3%	6.7%
Social security funds	76,951	88,029	83,738	88,887	4.9%	4.9%
Community Development	201,675	212,347	228,194	242,169	12.8%	6.3%
Economic Development	198,906	211,531	228,224	240,911	12.7%	6.6%
Industrialzation and exports	37,393	39,016	43,672	45,664	2.4%	6.9%
Agriculture and rural development	29,608	28,342	29,637	30,658	1.7%	1.2%
Job creation and labor affairs	21,742	22,437	25,158	26,555	1.4%	6.9%
Economic regulation and infrastructure	94,467	105,311	112,566	120,258	6.3%	8.4%
Innovation, science and technology	15,697	16,425	17,191	17,776	1.0%	4.2%
Peace and security	214,365	217,001	221,291	228,804	12.5%	2.2%
Defence and state security	50,766	51,378	48,932	50,439	2.8%	(0.2)%
Police Services	105,163	106,127	110,758	114,186	6.2%	2.8%
Law courts and prisons	48,448	49,604	51,992	53,641	2.9%	3.5%
Home Affairs	9,988	9,891	9,609	10,538	0.6%	1.8%
General public services	66,337	70,009	73,238	74,064	4.1%	3.7%
Executive and legislative organs	14,202	14,571	14,443	15,028	0.8%	1.9%
Public administration and fiscal affairs	44,342	47,277	50,414	50,279	2.8%	4.3%
External affairs	7,793	8,161	8,381	8,758	0.5%	4.0%
Payments for financial assets	65,223	73,646	44,116	27,298
Allocated by function	1,638,541	1,720,175	1,776,857	1,845,895	100.0%	4.1%
Debt-service costs	205,005	229,270	258,482	290,145		12.3%
Contingency reserve	—	5,000	5,000	5,000
Consolidated expenditure	1,843,546	1,954,445	2,040,339	2,141,040		5.1%

Note:

(1)                                 The main budget and spending by provinces, public entities and social security funds financed from own revenue.

Source: National Treasury.

Taxation

The 2020 Budget aims to follow a progressive tax system by broadening the tax base and eliminating exemptions or deductions where possible, while balancing considerations of fairness and economic growth. The Budget states that the goal of the tax system is to make it easy for individuals and firms to comply with the law and to minimize distortions so that they do not base their decisions on tax outcomes. Crucially, the system should continue to generate tax revenue throughout the business cycle.

The 2019 Budget announced an additional R10 billion in tax revenue would be raised in 2020/21 to support fiscal consolidation. At the time of the 2019 Budget, real GDP growth was expected to be 1.5% for 2019 and 1.7% for 2020. Since then, growth estimates have been revised downward to 0.3% for 2019 and 0.9% for 2020. Substantial tax increases may obstruct short-term recovery. As a result, the government has not planned to raise any taxes to collect the additional R10 billion in 2020/21. Key tax changes in the 2020 Budget include the following:

•                  personal income tax relief through an above-inflation increase in the brackets and rebates;

•                  further limits to corporate interest deductions to combat base erosion and profit shifting;

•                  restrictions concerning the ability of companies to fully offset assessed losses from previous years against taxable income;

•                  an increase of the fuel levy by 25c/liter, consisting of a 16c/liter increase in the general fuel levy and a 9c/liter increase in the RAF levy, to adjust for inflation;

•                  an increase in the annual contribution limit to tax-free savings accounts by R3,000 from March 1, 2020; and

•                  an increase in excise duties on alcohol and tobacco between 4.4% and 7.5%.

Revenue trends and tax proposals

The revenue projections assume annual adjustments in personal income tax brackets, levies and excise duties in line with inflation. No other changes to tax rates are assumed.  These assumptions result in tax revenue projections that are lower than the 2019 MTBPS estimates by R35.4 billion in 2020/21, R43.5 billion in 2021/22 and R48.5 billion in 2022/23.

Personal income tax

The personal income tax brackets and the primary, secondary and tertiary rebates will be increased by 5.2% for 2020/21, which is above expected inflation of 4.4%. This adjustment provides R2 billion in tax relief. The change in the primary rebate increases the tax-free threshold from R79,000 to R83,100.

Medical tax credits

The 2020 Budget proposes an increase in the value of medical tax credits in 2020/21 by 2.8%. The credit is adjusted by less than inflation to help aid and fund the rollout of the national health insurance program over the medium term.

Tax-free savings accounts

The annual limit on contributions to tax-free savings accounts will be increased from R33,000 to R36,000 from March 1,  2020.

Export taxes

The Government has not generally used export taxes on the basis they would negatively impact trade. However, the Government has indicated that it will consult with affected industries on the introduction of export taxes on scrap metal, which could replace the current price preference system. Proposed export taxes will apply to ferrous metals at the rate of R1,000 per ton, aluminum at R3,000 per ton, red metals at R8,426 per ton, and other waste and scrap metals at R1,000 per ton. This reform aims to improve the availability of better-quality scrap metal at affordable prices for domestic foundries and mills. Consultation is expected to be concluded by the end of May 2020, for consideration in the annual tax bill.

Sin Tax

The 2020 Budget indicated that excise burdens for most types of alcoholic beverages and tobacco products have exceeded the targeted level as a result of above-inflation increases and price fluctuations. Accordingly, the 2020 Budget increases most excise duties by an amount that matches expected inflation of 4.4% cent for 2020/21, and by 6% in the case of sparkling wine and 7.5% for pipe tobacco and cigars.

Levies on fuel

To adjust for inflation, the government proposes to increase the general fuel levy by 16c/liter and the RAF levy by 9c/liter from April 1, 2020.

Carbon tax

The carbon tax rate will increase by 5.6% for the 2020 calendar year. This increase includes an annual inflation rate of 3.6% plus two percentage points in line with the Carbon Tax Act (2019). Accordingly, the carbon tax rate will increase from R120 per ton of carbon dioxide equivalent to R127 per ton of carbon dioxide equivalent.

Corporate income tax

To promote economic growth, the 2020 Budget indicates that the Government intends to restructure the corporate income tax system over the medium term by broadening the base and reducing the rate. Broadening the base will involve minimizing tax incentives and introducing new interest deduction and assessed loss limitations. Rate reductions will be implemented in a revenue-neutral basis.  Since the early 2000s, the Government has sought to broaden the corporate income tax base by taxing foreign dividends, imposing capital gains tax and introducing the controlled foreign company regime. In contrast with many other countries, however, South Africa’s corporate income tax rate has remained unchanged at 28% for more than a decade, which is above the rate of many of South Africa’s trade and investment partners (e.g., India, the United States and the United Kingdom). The Government believes this has had a negative impact on competitiveness. The Government expects that reducing the corporate income tax rate will encourage businesses to invest and expand production, improve the country’s competitiveness as an investment destination and reduce the appeal of base erosion and profit shifting.

State-owned companies

The 2020 Budget notes that in recent years, a pattern of mismanagement and poor governance at major state-owned companies has led to operational failures, financial distress and increased demands for taxpayer support through the national budget. This problem is compounded by broad, sometimes unfunded mandates and, in some cases, outdated business models.

Over the past 12 years, the Government has allocated R162 billion to financially distressed state-owned companies. These allocations generally provide short-term support, but cannot substitute for the far-reaching structural reforms needed to return each company to operational and financial stability. Of the total allocations, Eskom accounts for 82%. In 2019/20, the Government allocated R49 billion to Eskom and committed R112 billion in medium-term funding. The 2020 Budget notes the following issues and priorities:

•                  Eskom: Eskom does not generate sufficient cash to cover debt and finance costs and is reliant on state support. Since 2008, the Government has provided significant financial support to Eskom. This includes conditional funding totaling R105 billion in 2019/20 and 2020/21, to improve accountability and address inefficiencies. The conditions relating to this funding include reducing primary energy costs, containing other costs and making progress on restructuring.

•                  South African Airways: Since 2008/09, SAA has incurred net losses of over R32 billion. The Government has set aside R16.4 billion over the medium term for SAA to repay its guaranteed debt and cover debt-service costs. The Government anticipates that additional funding will be required to cover restructuring costs in line with the business rescue plan.

•                  South African Express: Cumulative losses of South African Express amount to R1.2 billion over the past 10 years. The airline was recently placed under involuntary business rescue, which it intends to appeal. The Government will need to assess its appetite for continued ownership of the carrier, given that it has a limited role in the local aviation market.

•                  Denel: In response to liquidity problems, the Government provided Denel with R1.8 billion in 2019/20. State guarantees granted to the entity amount to R6.9 billion. Additional funding of R576 million is allocated for 2020/21. This support is allocated with conditions that emphasize the need for Denel to speedily implement its turnaround plan. The plan includes exploring private-sector participation, optimizing its property and plant, and developing an appropriate funding model.

•                  South African Broadcasting Corporation: The Government allocated R3.2 billion to SABC in 2019/20 to enable it to pay its bills, of which R2.1 billion has been transferred. This support is allocated with conditions that include a review of broadcasting sector policies to respond to advances in technology, the developmental mandate and evaluating opportunities for private-sector participation. The remaining R1.1 billion is expected to be transferred to the SABC by March 31, 2020.

Growth reforms to lower the cost of doing business

The 2020 Budget includes the following reforms:

•                  Electricity: Acquire additional electricity from existing IPPs, open bid window 5, procure an additional 2,000-3,000MW of emergency power, allow municipalities to procure power from the private sector and make changes to electricity regulations to allow for self-generation.

•                  Ports: Accelerate corporatization of the National Ports Authority.

•                  Rail: Economic Regulation of Transport Bill to be put before Parliament; implicit subsidization of road freight should cease.

•                  Telecoms: Accelerate digital migration and continue work to release spectrum through an auction, enforcement of open-access conditions and issuance of rapid deployment guidelines.

•                  Support small business and enhance industrial policy by implementing:

•                  Competition Commission recommendations on retail and telecoms;

•                  Ease of Doing Business project proposals (i.e. launch of the Bizhub portal); and

•                  Sectoral Master Plans to boost investment and employment.

Social grants

Over the medium term, the total number of social grant beneficiaries is expected to increase by almost 1 million, to approximately 19 million by 2022/23. Over the MTEF period, funds amounting to R714 million are reprioritized from the Department of Social Development to its provincial counterparts for programs aimed at preventing HIV and AIDS infections, substance abuse, gender-based violence and femicide. Furthermore, funds amounting to R406.2 million in 2020/21, R517.3 million in 2021/22 and R626 million in 2022/23 are reprioritized, mainly to the early childhood development conditional grant. As a result, the subsidy rate per child will increase by 23.8%, from R15 in 2019/20 to R18.57 in 2022/23.

State bank

The 2020 Budget includes provisions for state banks. In 2019, Parliament passed legislation to allow state-owned companies to apply for banking licenses. Postbank is in the process of applying for such a license.  The design of any state bank will protect the fiscus in the event of poor governance, non-performing loans or shortages in capital funding. The Minister of Finance indicated that the preferred options for the establishment of a bank are now ready, and include the architecture of a retail bank operation on commercial principals. The state bank will be subject to the Banks Act, will have an appropriate capital structure and performance parameters on investments and loan impairments. It will be regulated by the Prudential Authority.

Sovereign wealth fund

As part of the 2020 Budget speech, the Minister of Finance announced the formation of the South African Sovereign Wealth Fund with a target capital amount of about R30 billion, which converts to about US$2 billion.  The Minister of Finance noted the legal, administrative and procedural issues involved, and that a relevant bill would be submitted to Parliament. Funding sources may include proceeds of spectrum allocation, petroleum, gas or minerals rights royalties, the sale of non-core state assets, future fiscal surpluses and money that the Government will set aside.

Government debt and borrowing plans

The Government’s gross borrowing requirement grew by 21.4% over the past year to R407.3 billion and is expected to reach R497.5 billion in 2022/23. About 90% of government debt is rand-denominated, which shields the Government from some volatility in debt costs due to fluctuations in the exchange rate. However, higher yields, especially on longer-dated domestic bonds, have increased borrowing costs.

To provide for a diversified debt portfolio that spreads risk, the Government expects that the requirement will be met from short- and long-term borrowing in the domestic market and from foreign-currency loans. Short-term borrowing consists of Treasury bills with maturities of 12 months or less and bridging finance from the Corporation for Public Deposits. Long-term loans include fixed-rate, inflation-linked and retail savings bonds. Foreign-currency loans will be in the form of foreign bonds. The Government is preparing to issue a domestic Islamic bond in 2020/21.

Gross loan debt is estimated to increase from R3.18 trillion (61.6% of GDP) in 2019/20 to R4.38 trillion (71.6% of GDP) in 2022/23. Net loan debt is estimated to increase from R2.94 trillion (57% of GDP) in 2019/20 to R4.15 trillion (67.8% of GDP) in 2022/23. Contingent liabilities, which mainly include guarantees to state-owned companies, are projected to reach R979.9 billion on March 31, 2020.

Risks to the financing strategy

The 2020 Budget noted the following key risks to the financing strategy:

•                  A widening budget deficit. If GDP growth contracts or spending increases, for example, through additional support to state-owned companies, debt and borrowing costs would increase.

•                  Inflation and exchange-rate risks. Unanticipated increases in inflation or depreciation in the rand exchange rate would increase the cost of outstanding inflation-linked or foreign-currency debt.

•                  Sovereign credit ratings. Further downgrades of South Africa’s credit ratings could lead to higher costs of borrowing.

Largest risks to the fiscal outlook

The 2020 Budget also noted that in terms of the fiscal outlook, persistently weak economic growth is the central factor limiting improved public finances. Over the period ahead, other risks that could widen the budget deficit and raise debt-service costs include:

•                  Insufficient progress on Eskom reforms and its financial position, as well as demands from other financially distressed state-owned companies.

•                  Outcomes of the renegotiation of the existing public-sector wage agreement and the following round of wage talks.

•                  The Road Accident Fund is the Government’s second-largest contingent liability after Eskom. A decision on the Road Accident Benefit Scheme Bill is required to pave the way for a more affordable system.

•                  Clarity on the Government’s position on the user-pay principle as it relates to e-tolls. Declining e-toll revenue will have to be offset by other measures to repay the debt of the South African National Roads Agency Limited. It could also affect funding for other investment project.

2019-2020 National Budget and Consolidated Government Budgets

On February 20, 2019, the Minister of Finance presented the 2019 Budget.

2019-2020 National Budget

In February 2019, the South African Minister of Finance submitted the 2019-2020 National Budget to Parliament. The 2019-2020 National Budget and the three-year MTEF estimates prioritized the following three areas:

•                  Narrowing the budget deficit and stabilizing the national debt-to-GDP ratio.

•                  Supporting restructuring of the electricity sector, and reducing the immediate risks Eskom poses to the economy and the public finances.

•                  Renewing economic growth by strengthening private-sector investment, improving the planning and implementation of infrastructure projects, and rebuilding state institutions.

The 2019 Budget proposed a series of tax and expenditure measures aimed at narrowing the deficit and stabilizing the debt-to-GDP ratio. Over the medium term, additions to spending amounted to R75.3 billion, consisting mainly of transfers to support the reconfiguration of Eskom. These additions were partially offset by reductions to baselines and proposed savings from compensation adjustments totaling R50.3 billion. Tax measures were aimed at raising an additional R15 billion in 2019/20 and R10 billion in 2020/21. In combination, these measures were expected to narrow the consolidated budget deficit from a projected 4.5% of GDP in 2019/20 to 4% of GDP in 2021/22. The gross national debt was projected to stabilize at 60.2% of GDP in 2023/24. Net loan debt (gross loan debt excluding government’s cash balances) was expected to stabilize at 57.3% of GDP in 2024/25.

Over the medium term, the composition of spending was projected to improve gradually. In line with the President’s economic stimulus and recovery plan, initiatives to boost infrastructure spending were announced. The capital financing requirement, which is the sum of capital payments, transfers and receipts, was expected to remain in deficit, at about 3% of GDP, over the medium term. Capital payments and transfers were estimated to grow by a nominal annual average of 8.3%. The current deficit — the gap between revenue and current spending — was projected to narrow over the MTEF period. Total consolidated government spending over the MTEF period was expected to be R5.87 trillion, with budgets amounting to R1.83 trillion in 2019/20, R1.95 trillion in 2020/21 and R2.09 trillion in 2021/22. The bulk of spending was allocated to learning and culture, social development, health and community development. The primary risks to the fiscal outlook stemmed from the macroeconomic forecast. A sharp rise in bond yields, exchange rate depreciation or lower economic growth could widen the deficit and delay debt stabilization. The main expenditure risk to the fiscus emanated from state-owned companies. Several major companies were in financial distress. If reforms to restore their financial sustainability are unsuccessful, risks from associated contingent liabilities, alongside requests for fiscal support, may materialize.

The 2019 National Budget estimated 2019/20 gross tax revenue (after the proposal) to amount to R1.422 trillion. Revenue measures were expected to raise R15 billion in 2019/20. Nearly all of the increase in revenue were effected through direct taxes, with no rate increases. Government proposed a small increase in personal income tax rebates, with no inflationary adjustments to the tax brackets, and no inflationary increase in medical tax credits. Indirect taxes made a smaller contribution through the increase in the general fuel levy, after the substantial increase in indirect taxes as a result of the one percentage point increase in VAT announced in the 2018 National Budget.

The 2019-2020 National Budget estimated that total national revenues for the fiscal year 2019 would amount to R1.3 trillion. The national budget expenditures for the fiscal year 2019 were estimated at R1.659 trillion. Consequently, the main budget deficit, which is the government’s net borrowing requirement, was estimated at R255.2 billion, or 4.7% of GDP. As a result of fiscal measures, the primary deficit was projected to narrow to 0.3% by 2021/22, from 0.8% in 2018/19.

2019-2020 Consolidated Government Budget

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance—Background.”

In the 2019 National Budget, the consolidated government expenditure was expected to increase from R1.665 trillion in 2018/19 to R2.089 trillion by 2021/22. This represents a real annual average growth of 2.4%. The consolidated government budget deficit was estimated to narrow from 4.2% of GDP in 2018/19 to 4% by 2021/22. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the provinces, public entities and the social security funds, primarily the Unemployment Insurance Fund.

The estimated 2019-2020 Consolidated Government Budget continues to build on policy priorities established in 2001, with a particular emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment to improving the social well-being of South Africans.

In 2018/19, learning and culture, mainly basic education, was the largest category of expenditure receiving 23.9% of total allocations, followed by social development, health, peace and security and economic affairs. The largest category of spending in terms of inputs required, however, remains compensation of employees which accounts for 35.1 of expenditures. Transfers to households also remained significant. Consolidation amid a prolonged low growth calls for more vigilance in budgeting, and steps are being taken across government to improve budget execution and the in-year monitoring of spending. National and provincial departments and municipalities submit monthly reports to the National Treasury. To strengthen oversight, a process has been initiated for all national public entities quarterly. This will improve transparency and provide early warnings of budget deviations.

The following table sets forth the Consolidated Government Expenditure as set out in the 2019 MTBPS for the periods indicated.

Consolidated government expenditure, 2016-2019

Fiscal year	2016		2017		2019
R billion	Outcome	% of Total	Outcome	% of Total	Outcome	% of Total
Current payments	884.4	61.3%	943.2	61.2%	1006.6	60.9%
Compensation of employees	510.8	35.4%	547.2	35.5%	584.7	35.4%
Goods and services	219.2	15.2%	226.3	14.7%	233.4	14.1%
Interest and rent on land	154.4	10.7%	169.8	11.0%	188.5	11.4%
of which Debt-service costs	146.5	10.2%	162.6	10.5%	181.8	11.0%
Transfers and subsidies	470.1	32.6%	503.9	32.7%	548.8	33.2%
Provinces and municipalities	112.7	7.8%	121.8	7.9%	129.5	7.8%
Departmental agencies and accounts	25.3	1.8%	28.8	1.9%	26.0	1.6%
Higher education institutions	32.0	2.2%	36.8	2.4%	38.9	2.4%
Foreign governments and international organisations	2.3	0.2%	2.1	0.1%	2.4	0.1%
Public corporations and private enterprises	32.2	2.2%	31.8	2.1%	32.5	2.0%
Non-profit institutions	30.5	2.1%	31.0	2.0%	35.1	2.1%
Households	235.0	16.3%	251.6	16.3%	284.4	17.2%
Payments for capital assets	79.0	5.5%	75.1	4.9%	81.5	4.9%
Buildings and other capital assets	62.4	4.3%	59.2	3.8%	65.3	4.0%
Machinery and equipment	16.6	1.2%	15.9	1.0%	16.2	1.0%
Payments for financial assets	8.3	0.6%	20.1	1.3%	15.9	1.0%
Consolidated expenditure	1441.7	100.0%	1542.4	100.0%	1 652.8	100.0%

Note:

(1)                                 These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

Source: National Treasury.

The following table sets forth the Consolidated Government Expenditure as set out in the 2019 MTBPS.

Consolidated Government Expenditure by function & economic classification(1), 2016/17-2022/23

R billion	2016/17	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	Average annual growth 2019/20 - 2022/23
	Outcome			Revised	Medium-term estimates
Functional Classification
Learning and culture	286.7	309.0	348.7	386.0	411.0	437.6	457.8	5.9%
Basic education	216.7	230.7	246.1	262.8	279.5	300.1	315.7	6.3%
Post-school education and training	60.5	68.6	92.4	111.9	120.0	125.5	129.5	5.0%
Arts, culture, sport and recreation	9.5	9.8	10.2	11.4	11.5	12.0	12.7	3.8%
Health	177.8	192.2	209.7	222.7	238.5	257.2	272.9	7.0%
Peace and security	184.9	194.5	198.2	214.3	224.9	233.5	243.8	4.4%
Defense and state security	47.7	49.2	47.8	50.9	52.2	50.5	52.7	1.2%
Police services	87.6	93.8	97.0	104.8	111.3	117.9	123.6	5.7%
Law courts and prisons	41.4	43.1	44.9	48.7	52.1	55.2	57.7	5.8%
Home affairs	8.2	8.4	8.5	10.0	9.4	9.9	9.9	-0.3%
Community development	176.2	183.4	187.7	200.2	213.3	230.2	245.1	7.0%
Economic development	185.6	186.8	192.3	205.8	217.5	235.5	251.1	6.9%
Industrialization and exports	33.5	33.4	32.5	36.8	39.1	44.0	46.2	7.9%
Agriculture and rural development	26.1	25.8	29.6	30.3	30.9	32.4	34.4	4.3%
Job creation and labor affairs	18.9	19.8	20.4	22.7	24.8	26.9	28.4	7.7%
Economic regulation and infrastructure	91.8	92.8	95.0	99.0	105.0	113.9	123.1	7.5%
Innovation, science and technology	15.4	15.0	14.9	17.0	17.7	18.3	19.0	3.9%
General public services	59.4	62.1	64.4	67.0	71.3	75.5	77.5	5.0%
Executive and legislative organs	13.2	13.9	13.9	16.0	16.5	17.2	18.1	4.2%
Public administration and fiscal affairs	38.3	39.3	42.6	43.4	46.8	50.1	50.8	5.4%
External affairs	7.9	8.9	7.9	7.6	8.0	8.2	8.6	4.2%
Social development	216.3	231.6	254.1	277.1	295.6	312.9	331.3	6.1%
Social protection	165.4	177.9	189.8	206.8	219.9	235.3	252.1	6.8%
Social security funds	50.9	53.8	64.3	70.3	75.6	77.5	79.3	4.1%
Payments for financial assets	8.3	20.1	15.9	67.1	67.9	44.6	30.0	-23.5%
Allocation by functional classification	1295.2	1379.8	1471.0	1640.3	1740.0	1827.0	1909.8	5.2%
Contingency reserve	0.0	0.0	0.0	0.0	6.0	6.0	6.0
Debt-service costs	146.5	162.6	181.8	203.7	232.8	264.6	299.1	13.7%
Consolidated expenditure	1441.7	1542.4	1 652.8	1844.1	1 978.7	2 097.5	2 214.9	6.3%

Consolidated Government Expenditure by functional & economic classification(1), 2016/17-2022/23 (continued)

R billion	2016/17	2017/18	2018/19	2019/20	2020/21	2021/22	2022/23	Average annual growth 2019/20 – 2022/23
	Outcome			Revised	Medium-term estimates
Economic classification
Current payments	884.4	943.2	1006.6	1093.8	1181.0	1275.6	1363.9	7.6%
Compensation of employees	510.8	547.2	584.7	630.7	675.2	717.6	758.5	6.3%
Goods and services	219.2	226.3	233.4	252.2	264.3	284.9	297.3	5.6%
Interest and rent on land	154.4	169.8	188.5	211.0	241.4	273.1	308.0	13.5%
of which Debt-service costs	146.5	162.6	181.8	203.7	232.8	264.6	299.1	13.7%
Transfers and subsidies	470.1	503.9	548.8	593.0	626.3	665.5	700.3	5.7%
Provinces and municipalities	112.7	121.8	129.5	136.3	144.2	155.3	165.2	6.6%
Departmental agencies and accounts	25.3	28.8	26.0	27.9	29.1	30.4	29.8	2.2%
Higher education institutions	32.0	36.8	38.9	46.4	47.6	49.4	50.8	3.1%
Foreign governments and international organizations	2.3	2.1	2.4	2.4	2.5	2.5	2.5	2.3%
Public corporations and private enterprises	32.2	31.8	32.5	35.0	34.6	39.0	41.7	6.1%
Non-profit institutions	30.5	31.0	35.1	38.0	40.8	43.3	45.4	6.1%
Households	235.0	251.6	284.4	307.0	327.6	345.7	364.8	5.9%
Payments for capital assets	79.0	75.1	81.5	90.1	97.6	105.8	114.7	8.4%
Buildings and other capital assets	62.4	59.2	65.3	70.1	75.1	82.6	89.6	8.5%
Machinery and equipment	16.6	15.9	16.2	20.0	22.5	23.3	25.1	7.8%
Payments for financial assets	8.3	20.1	15.9	67.1	67.9	44.6	30.0
Allocation by economic classification	1441.7	1542.4	1652.8	1844.1	1972.7	2091.5	2208.9	6.2%
Contingency reserve	—	—	—	—	6	6	6
Consolidated expenditure	1441.7	1542.4	1652.8	1844.1	1978.7	2097.5	2214.9	6.3%

Note:

(1)                                 Consisting of national, provincial, social security funds and public entities.

Source: National Treasury.

Taxation

Taxation in South Africa is administered by South African Revenue Service (SARS), an autonomous body managed by a board of directors and established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Among others, SARS collects personal income tax, company tax, value added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps towards achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Personal Income Tax

South Africa has a progressive personal income tax system whereby income categories in different brackets are taxed at different rates. As of 2019, for individuals earning between R0 and R195,850, a tax rate of 18.0% is levied. This is the lowest tax bracket, with four other brackets being applied to higher income earners. The top bracket has a tax rate of 45.0%, and it applies to individuals earning more than R1.5 million per annum. The tax system also provides primary rebates for all taxpayers, as well as secondary rebates for people aged 65 years and older, and a tertiary rebate for people 75 years or older. In practice, it means that people earning less than R79,000 will not pay any tax, while those aged 65 years and older will not pay tax if they earn less than R122,300. For those older than 75 years, the tax threshold is R136,750.

The National Government has, over the past ten years, adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals.

Tax deductions on personal income tax include deductions for pension contributions, while tax credits are provided for individuals belonging to medical aids. In addition, interest income of up to R23,800 is tax exempt for individuals younger than 65 years and R34,500 for those 65 years and older.

Company Tax

South Africa reduced the headline corporate income tax rate from 40% in 1994 to the current 28.0% rate. Mining companies are also subjected to a royalty regime, where they are liable to pay mineral royalties based on a schedule according to the types of minerals being produced. Mines also have different depreciation allowances than non- mining companies. Dividends are taxed in the hands of investors at 20% on a withholding basis. Dividends distributed on a company to company basis are exempt from the tax

Small business corporations (SBCs) with an annual turnover of less than R20 million have certain special tax provisions. They are taxed on a graduated scale with the first R79,000 being tax free. There are also 7.0% and 21.0% brackets, with taxable income in excess of R550,000 taxed at 28.0%. In addition, SBCs may benefit from accelerated depreciation of assets. There is a turnover tax option for businesses with an annual turnover of less than R1 million, in an attempt to minimize their compliance burden, while investors are encouraged to fund small businesses through a Venture Capital Company regime. Investments in VCCs are tax deductible, provided that the investments meet the necessary requirements.

Capital gains tax is levied on any capital gains realized by individuals and companies. Individuals are taxed at their marginal income tax rate, with a 40.0% inclusion rate. Primary residences have an exemption of R2 million. Companies are taxed at the corporate income tax rate of 28.0%, with an 80.0% inclusion rate.

South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganizations.

Distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. If the income is not distributed within 12 months it will be taxed at CIS level. Real estate investment trusts (REIT’s) have their own taxation regime, and although income is taxed at REIT level, the flow through principle applies for distributed income. Distributed income is tax deductible at REIT level, while REITs are not subject to capital gains tax on disposal of their real estate assets.

A withholding tax on interest took effect on January 1, 2015. As a result, all interest paid to non-residents is taxed at a final withholding tax rate of 15.0% and is payable within 14 days after the end of the month during which the interest is paid. However, the withholding charge is subject to some exemptions, including debt issued by government and debt listed on an exchange. The exemption of interest owed by domestic banks does not include back-to-back loan agreements designed to circumvent the 15.0% withholding tax (e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender).

In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (a) trade finance; (b) certain foreign payers and foreign payees; and (c) certain forms of debt owed by a headquarter company.

In addition to withholding taxes on interest and dividends, offshore royalty payments are also subject to a 15.0% withholding tax. All withholding taxes are subject to double tax treaty provisions. South Africa has an extensive double tax treaty network with over 70 countries, which makes the country more attractive for foreign investors.

International transactions are subject to rules dealing with transfer pricing and controlled foreign companies. South Africa was part of the Base Erosion Profit Shifting (BEPS) project conducted by the Organization of Economic Cooperation and Development (OECD). Following the conclusion of the first part of the project, South Africa is in the process of aligning its relevant processes and legislation to OECD proposals. This includes subscribing to the country by country (CbC) reporting arrangement, whereby participating countries will be compelled to collect and share information on multinationals operating in their countries.

In addition, South Africa is also aligning several of its tax treaties with the proposed multilateral instrument as agreed at the OECD. Following the BEPS process, the G20 identified the tax challenges posed by the digitization of the global economy as a particular concern needing special focus. The OECD formed an Inclusive Framework and a Task Force for the Digital Economy (TFDE) of which South Africa is an active member. In addition, South Africa is also part of the Inclusive Framework, where it is also represented on the Steering Committee. The Inclusive Framework is expected to make final recommendations to G20 members by 2020.

A controlled foreign company includes a foreign company where more than 50.0% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. If one or more South African residents hold more than 50.0% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells.  Controlled foreign companies are taxable in South Africa. The ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares was reduced from 20.0% down to 10.0%. This lower threshold is consistent with the global economic concept of direct foreign investment and that of the South African exchange control requirements.

Transfer pricing rules were modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected persons. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles. Updates to the initial guidelines have been updated and implemented in South Africa. Further changes to transfer pricing guidelines can be expected as a result of the OECD process alluded to above, and South Africa will continue to align itself accordingly.

In relation to the thin-capitalization provisions, the amendments effectively took away the tax Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer is obliged to ensure that all its transactions are done on an arm’s length basis. Further, the thin capitalization rules have been merged directly into the transfer pricing rules. The transfer pricing rules are used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

Investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (a) the partner or trust beneficiary must have limited liability like a shareholder of a company; (b) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (c) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust; and (d) the partner or trust beneficiary must not render any services to or on behalf of the partnership or trust.

A new definition of a “foreign partnership” was introduced into the Income Tax Act. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.

South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater for Islamic finance. In 2014, the legislation was amended to also allow state owned enterprises to issue a Sukuk, following the successful issue of a Sukuk by the South African government. The changes were introduced to place the above mentioned products on an equal footing with conventional finance products.

South Africa levies a securities transfer tax (STT) on the transfer of both listed and unlisted shares at a rate of 0.25%. There are exemptions for securities backed lending transactions as well as brokerages, and the STT only applies to equity securities.

Depreciation allowances, including the increased depreciation relief for urban development zones, are available to taxpayers that invest in (by erecting or refurbishing) any commercial or residential building within specified urban development zones. The allowance is deductible in the year the erected building or the refurbished part of the building is brought into use by the taxpayer for purposes of trade, and this depreciation relief will benefit owners, users or lessors of such buildings.

There are also designated Special Economic Zones, where companies are subjected to a lower corporate tax rate of 15 percent. Special Economic Zones need to be approved by the Department of Trade and Industry as well as National Treasury and are situated in areas where economic development and job creation is most needed. SEZ’s will only accept companies that can demonstrate additionality, not merely a reallocation of existing activities.

In order to encourage research and development and make South African companies more competitive internationally, a Research and Development tax incentive is available for taxpayers. It allows for a tax deduction of up to 150 percent of research and development expenditure for approved projects. The projects must meet stringent requirements and are evaluated and adjudicated by a panel with representatives from all the relevant government departments and agencies.

Consolidated Government Revenue

Revenue Outcomes and revised estimates

Gross tax revenue collections for 2018/19 amounted to R1.29 trillion, a shortfall of R14.5 billion compared to the 2019 Budget estimates. The largest shortfalls against the 2019 Budget estimate were corporate income tax (CIT, R6.4 billion) and personal income tax (PIT, R5.4 billion). Further shortfalls were registered for Value-Added Tax (VAT, R1.2 billion), customs duties (R0.7 billion) and dividends tax (R0.5 billion). These shortfalls were offset by higher collections in domestic health promotion levy (R0.8 billion), as well as in specific excise duties (R0.6 billion).

For the first eight months of 2019/20, gross tax revenue collection grew by 5% compared to the same period last year. However, the effects of the GDP contraction in 2019 Q1 and 2019 Q3, as well as low growth in key sectors and subdued business and consumer confidence have led to deterioration in revenue collections throughout the first eight months of 2019/20. Value-added tax, as well as personal and corporate income taxes have been hit the hardest, both reflecting significant under-collections in the first eight months of 2019/20. Given weaker economic growth, alongside significant downward revisions in PIT, VAT, CIT, and net fuel levy, the National Treasury projects a tax revenue shortfall of R52.5 billion in 2019/20 compared with the 2019 Budget estimate.

Revenue weakness reflects a number of economic factors:

•                        GDP growth has been revised downwards in 2019 following a contraction in the first quarter of 2019 and the third quarter of 2019. This reflects lower production and growth by the agriculture, mining and manufacturing sectors, as well as a lack of new investment due to low levels of demand and economic uncertainty.

•                        Personal income tax collection has been negatively affected by continued job losses, low growth in both employment and wage settlements; and lower bonus payments, as well as high PIT refunds.

•                        Corporate income tax under collections in the eight months of 2019/20 were a result of weak CIT provisional payments in all sectors excluding mining, as well as slightly higher-than-expected CIT refund payments. Difficult trading conditions characterized by power outages, slower global growth and subdued demand have reduced profitability across key sectors.

•                        Household disposable income remains under pressure, constraining growth in household consumption and negatively affecting domestic VAT collections. For 2019/20, the tax base for domestic VAT, nominal household consumption expenditure, has been revised down by 1.6 percentage points compared to the 2019 Budget estimate giving a negative outlook for domestic VAT collections over the medium term. The estimate for VAT refunds in 2019/20 has been revised upwards by R8.1 billion compared to the 2019 Budget.

•                        Net fuel levy has been revised downwards by R4.6 billion following its underperformance in the first eight months of 2019/20. The underperformance is attributed to lower-than-expected collections on levies of domestically-produced fuel and significant diesel refunds which were slightly offset by payments on imported fuel.

Gross tax revenue performance and projections

R billion	Budget(1)	2018/19 Outcome	Deviations	Budget(1)	2019/20 Revised	Deviations
Persons and individuals	497.5	492.1	-5.4	552.9	527.6	25.3
Companies	218.4	212.0	-6.4	229.6	219.0	-10.6
Value-added tax	325.9	324.8	-1.2	360.5	348.4	-12.1
Dividend withholding tax(2)	30.3	29.9	-0.4	31.9	32.0	0.1
Specific excise duties	40.3	40.8	0.6	42.4	46.5	4.2
Fuel levy	75.4	75.4	0.0	83.0	78.4	-4.6
Customs duties	55.6	55.0	-0.7	60.0	58.4	-1.7
Ad-valorem excise duties	4.2	4.2	0.0	4.5	4.3	-0.1
Other	54.6	53.5	-1.1	57.6	55.1	-2.4
Gross tax revenue	1,302.2	1,287.7	-14.5	1,422.2	1,369.7	-52.5

(1)  2019 Budget figures

(2)  Includes secondary tax on companies

Source:  National Treasury

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2018 and estimated amounts for the fiscal year ending March 31, 2019.

Financing of the Net Borrowing Requirement of the National Government

R Million	2015	2016	2017	2018	2019	Revised estimate 2020(3)
Borrowing
Revenue	965,456.9	1,076,234.4	1,137,901.0	1,196,399.1	1,275,245.3	1,359,084.4
Expenditure	1,131,900.1	1,244,622.9	1,305,486.0	1,404,985.9	1,506,729.0	1,683,352.4
Main Budget balance(1)	(166,443.2)	(168,388.5)	(167,585.0)	(208,586.8)	(231,483.7)	(324,268.0)
% of GDP	(4.3)%	(4.1)%	(3.8)%	(4.4)%	(4.7)%	(6.2)%
Financing
Domestic short-term loans (net)	(9,569.0)	13,075.0	40,507.1	33,407.0	14,060.6	46,000.0
Domestic long-term loans (net)	157,014.0	146,172.0	116,684.3	174,438.0	169,474.4	264,565.0
Market loans	192,414.0	176,795.0	175,070.5	200,249.7	183,453.9	284,389.3
Loans issues for switches	(1,160.0)	(2,479.0)	(1,036.4)	(1,557.6)	(450.9)	(289.3)
Redemptions	(34,240.0)	(28,144.0)	(57,349.8)	(24,254.1)	(13,528.7)	(19,535.0)
Foreign loans (net)	8,361.0	(3,879.0)	36,380.7	29,774.0	23,216.4	25,660.0
Market loans	22,952.0	—	50,959.3	33,895.0	25,257.7	76,052.0
Loans issues for switches	—	—	1,111.4	—	—	—
Arms procurement loan agreements	—	—	—	—	—	—
Redemptions (including revaluation of loans)	(14,591.0)	(3,879.0)	(15,690.0)	(4,121.0)	(2,041.3)	(50,392.0)
Change in cash and other balances(2)	(8,500.8)	13,020.5	(25,987.1)	(29,032.2)	24,732.3	(11,957.0)

Total	166,443.2	168,388.5	167,585.0	208,586.8	231,483.7	324 268.0

Notes:

(1)           A negative number reflects a deficit and a positive number a surplus.

(2)           A positive change indicates a reduction in cash balances.

(3)           Numbers as published during the October 2019 MTBPS.

Source: National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance—Background.”

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa. In February of each year the annual budget is tabled in Parliament, including the government’s anticipated borrowing requirements and financing strategy for the current financial year and over the medium-term period (three years). Pursuant to Section 66 of the PFMA, the Minister of Finance needs to approve each issuance of debt. The PFMA also sets out for which purposes the Minister may borrow. There is no statutory cap on the stock of debt. In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments. In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt as of March 31 in each of the years 2015 through 2019 and as of September 30, 2019.

	As of March 31,					As of September 30,
	2015	2016	2017	2018	2019	2019
	Rand (million)
Government bonds	1,399,282	1,572,574	1,731,657	1,949,573	2,160,399	2,431,526
Treasury bills	202,217	209,468	249,970	293,321	307,360	357,659
Marketable internal debt	1,601,499	1,782,042	1,981,627	2,242,894	2,467,759	2,789,185
Non-marketable internal debt	30,586	37,322	38,508	29,013	29,227	40,138
Total internal debt	1,632,085	1,819,364	2,020,135	2,271,907	2,496,986	2,829,323
Total external debt(1)	166,830	199,607	212,754	217,811	291,314	326,493
Total gross loan debt	1,798,915	2,018,971	2,232,889	2.489.718	2.788.300	3.155.816
Cash balances(2)	(214,708)	(214,333)	(224,615)	(205,196)	(243,117)	(305,158)
Total net loan debt(3)	1,584,207	1,804,638	2,008,274	2,284,522	2,545,183	2,850,658
GFECRA	(203,396)	(304,653)	(231,158)	(209,375)	(285,829)	(285,829)
As percentages of nominal GDP:
Net loan debt	41.2%	44.2%	45.5%	48.4%	51.7%	54.7%
External debt	4.3%	4.9%	4.8%	4.6%	5.9%	6.3%
As percentage of gross loan debt:
External debt	9.30%	9.90%	9.53%	8.75%	10.45%	10.35%

Notes:

(1)                                 Valued using the applicable foreign exchange rates as at the end of each period.

(2)                                 This represents surplus cash of the National Revenue Fund on deposit at the commercial banks and the SARB. Bank balances in foreign currencies are revaluated using the applicable exchange rates as at the end of each period.

(3)                                 The total net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(4)                                 Represents the balance on the GFECRA on March 31, 2019. A negative balance indicates a profit and a positive balance reflects a loss.

Sources: South African National Treasury and the SARB.

Summary of Internal National Government Debt

Total internal National Government debt as of March 31, 2019 increased by 9.9 % to R2 497 billion from R2,272 billion as of March 31, 2018.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	As of March 31,					As of December 31,
	2015	2016	2017	2018	2019	2019
	Rand (million)
Marketable securities
Floating	202,217	209,469	249,970	293,321	307,360	357,659
Funded	1,399,409	1,572,573	1,731,657	1,949,573	2,160,399	2,431,526
Total(1)	1,601,626	1,782,042	1,981,627	2,242,894	2,467,759	2,789,185
Non-marketable securities
Floating	21,370	27,194	27,199	17,256	17,277	28,163
Funded	9,089	10,128	11,309	11,757	11,950	11,975
Total(2)	30,459	37,322	38,508	29,013	29,227	40,138
Total internal National Government debt	1,632,085	1,819,364	2,020,135	2,271,907	2,496,986	2,829,323

Notes:

(1)                                 Treasury bills are classified as floating marketable securities. Government bonds are classified as funded marketable securities.

(2)                                 Borrowings from the Corporation for Public Deposits are classified as floating non-marketable securities. Retail government bonds (since May 2004), together with debt and liabilities of the former TBVC states (which include Transkei, Bophuthatswana, Venda and Ciskei) and the Republic of Namibia that were assumed by the National Government in connection with South Africa’s transition to a constitutional democracy, are classified as funded non-marketable securities.

Sources: South African National Treasury and SARB.

Summary of External National Government Debt

The National Government borrows in the global market to finance its foreign currency commitments and partly to maintain a benchmark in major currencies. As part of these benchmarks, a limit of 15.0% is placed on the share of foreign currency debt as a percentage of total debt. South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt amounted to 9.82% as at December 31, 2019.

The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2015 through 2019 and as of December 31, 2019.

External Debt by Currency

	As of March 31,					As of December 31,
Currency in which debt is held	2015	2016	2017	2018	2019	2019
	(million)
Euro	1,488	1,383	572	538	513	505
Pound Sterling	44	26	17	10	3	1
Swedish Kroner	3,469	23,775	2,080	1,386	692	230
US Dollars	11,125	11,055	14,622	16,942	18,903	12,139
Yen	60,612	60,517	60,423	60,329	60,235	60,141
Total (in Rand)(1)	166,831	166,831	212,753	217,811	291,313	326,492

Note:

(1)                                 The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: National Treasury.

The South African government remains committed to fiscal sustainability, however, due to low economic growth, high government debt that is exacerbated by the support for state-owned companies; the risk of sovereign credit down grade has increased since the tabling of the 2019 Budget. Substantial spending reductions to stabilize debt is required. Measures to manage and reduce public-sector pressures and risk will be implemented over the medium term.

The 2019 Budget Review made provision for US$2 billion equivalent to be raised in the international capital markets in 2019/20 to fund government’s foreign currency commitments. Of the US$4 billion planned for 2018/19, only US$2 billion was issued and the remaining US$2 billion was deferred to 2019/20, bringing the total foreign borrowing requirement for the year to US$4 billion. Due to favorable pricing and a sizeable order book, the Republic was able fund an additional US$1 billion over the planned US$4 billion, with US$2 billion and US$3 billion placed in the 2029(10-year) and 2049 (30-year) tranches respectively. Heightened risk of domestic policy uncertainty somewhat subsided following the outcome of national elections held in May 2019. The outcome of the elections was well received by the rating agencies. Subsequently, on May 24, 2019, S&P affirmed the country’s long-term foreign and local currency ratings at ‘BB’ and ‘BB+’ respectively, and maintained a stable outlook; Rating and Investment Information, Inc. (R&I) affirmed the country’s long-term foreign and local currency ratings at ‘BBB’ and ‘BBB+’ respectively, and maintained a stable outlook on the same day.

During the year, concerns regarding the deteriorating fiscal flexibility intensified following the tabling of the Special Appropriation Bill for Eskom by Minister of Finance on July 23, 2019, which aimed at providing additional financial support of R59 billion to the entity. One July 26, 2019, Fitch affirmed the sovereign’s long-

term foreign and local currency ratings at ‘BB+’ and changed the outlook to negative from stable. Fitch cited the widening budget deficit, low GDP growth and continued financial support SOCs as challenges to the government’s ability to stabilize debt to GDP over the medium term.

The 2019 MTBPS showed a bleak picture for the country’s debt trajectory, which was previously cited as negative by the rating agencies. Subsequently, on November 1, 2019, Moody’s affirmed the sovereign’s credit ratings at ‘Baa3’ and changed the outlook to negative from stable. On November 22, 2019, S&P followed suit and affirmed the country’s foreign and local currency ratings at ‘BB’ and ‘BB+’ respectively, and changed the outlook to negative from stable. On December 18, 2019, Fitch affirmed the sovereign’s credit ratings at ‘BB+’ and maintained a negative outlook. South Africa’s long-term foreign and local currency ratings by Moody’s and R&I remain investment grade, while S&P and Fitch ratings are non-investment grade. The three major rating agencies currently have the country’s rating outlook at negative.

Rating Agency	Credit Rating Action	Action	LTFC(1)	LTLC(2)	Outlook
Fitch	18-Dec-19	Ratings affirmed	BB+	BB+	negative
S&P	22-Nov-19	Ratings affirmed	BB	BB+	negative
R&I	24-May-19	Ratings affirmed	BBB	BBB+	negative
Moody’s	01-Nov -19	Ratings affirmed	Baa3	Baa3	stable

(1) Long Term Foreign Currency, (2) Long Term Local Currency

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2019 and estimated amounts for the fiscal year ending March 31, 2020.

Financing of the Net Borrowing Requirement of the National Government

R Million	2015	2016	2017	2018	2019	Revised estimate 2020(3)
Borrowing	965,456.9	1,076,234.4	1,137,901.0	1,196,399.1	1,275,245.3	1,359,084.4
Revenue	1,131,900.1	1,244,622.9	1,305,486.0	1,404,985.9	1,506,729.0	1,683,352.4
Expenditure	(166,443.2)	(168,388.5)	(167,585.0)	(208,586.8)	(231,483.7)	(324,268.0)
Main Budget balance(1)	(4.3)%	(4.1)%	(3.8)%	(4.4)%	(4.7)%	(6.2)%
% of GDP
Financing	9,569.0	13,075.0	40,507.1	33,407.0	14,060.6	46,000.0
Domestic short-term loans (net)	157,014.0	146,172.0	116,684.3	174,438.0	169,474.4	264,565.0
Domestic long-term loans (net)	192,414.0	176,795.0	175,070.5	200,249.7	183,453.9	284,389.3
Market loans	(1,160.0)	(2,479.0)	(1,036.4)	(1,557.6)	(450.9)	(289.3)
Loans issues for switches	(34,240.0)	(28,144.0)	(57,349.8)	(24,254.1)	(13,528.7)	(19,535.0)
Redemptions	8,361.0	(3,879.0)	(36,380.7)	29,774.0	23,216.4	25,660.0
Foreign loans (net)	22,952.0	—	50,959.3	33,895.0	25,257.7	76,052.0
Market loans	—	—	1,111.4	—	—	—
Loans issues for switches	—	—	—	—	—	—
Arms procurement loan agreements	(14,591.0)	(3,879.0)	(15,690.0)	(4,121.0)	(2,041.3)	(50,392.0)
Redemptions (including revaluation of loans)	(8,500.8)	13,020.5	(25,987.1)	29,032.2	24,732.3	(11,957.0)
Change in cash and other balances(2)	965,456.9	1,076,234.4	1,137,901.0	1,196,399.1	1,275,245.3	1,359,084.4
Total	166,443.2	168,388.5	167,585.0	208,586.8	231,483.7	324,268.0

Notes:

(1)           A negative number reflects a deficit and a positive number a surplus.

(2)           A positive change indicates a reduction in cash balances.

(3)           Numbers as published during the October 2019 MTBPS.

Source: National Treasury.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance—Background.”

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned companies.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	As of March 31,
	2015	2016	2017	2018	2019
	Rand (million)
Internal	169,211	187,009	191,894	208,102	208,842
External(1)	56,682	76,972	98,525	113,169	159,279
Total	225,893	263,981	290,419	321,271	368,121

Note:

(1)                                 Excludes guarantees to the Independent Power Producers and Public-Private Partnerships.

Source: National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2018.

Analysis of National Government External Guaranteed Debt

	As of March 31, 2018
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Equivalent in Rand(1)
	Amount (million)
Transnet	3,500	—	—	3,500
Land bank	817	—	—	817
Telkom	—	—	8	126
IDC	—	—	9	147
Lesotho Highlands Development Authority	—	—	—	—
DBSA	3,653	—	44	4,378
Trans-Caledon Tunnel Authority	—	—	—	—
ESKOM	66,983	5,046	1,064	161,361
Total(2)	74,953	5,046	1,125	170,329

Note:

(1)                                 Conversion of amounts into Rand have been made at the following rates: US Dollar = R15.208950; Euro = R16.561026.

(2)                                 Does not include guaranteed interest to the amount of R5.5 billion.

Source: National Treasury.

Debt-Service Costs

As a percentage of the National Government expenditure, debt-service costs increased from 10.1% during fiscal year 2015/16 to 12.1% in 2019/20. As a percentage of the National Government revenue, debt-service costs increased from 11.9% to 15.0% during the same period. In addition, as a percentage of GDP, debt-service costs increased from 3.0% during fiscal year 2015/16 to 3.9% in 2019/20. The following table sets forth such percentages for the periods indicated.

	For the year ended March 31, As % of GDP
	2015	2016	2017	2018	2019
Expenditure	10.1%	10.3%	11.2%	11.6%	12.1%
Revenue	11.9%	12.0%	12.9%	13.6%	15.0%
Debt Service Costs	3.0%	3.1%	3.3%	3.4%	3.9%

Source: National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of December 31, 2019, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Amount (million)
2019	156,514	1,018	41	2,381	7,646	756
2020	177,699	4,494	31	2,379	2,450	491
2021	192,485	1,588	24	31,807	1,182	236
2022	183,619	1,066	18	32,617	—	—
2023	213,991	2,037	18	—	—	—
2024	215,295	2,507	18	—	—	—
2025	174,373	937	18	—	—	—
2026	193,158	2,879	18	—	—	—
2027	234,416	2,039	518	—	—	—
2028	117,285	1,735	1,735	—	—	—
2029	217,739	2,710	—	—	—	—
2030	176,264	2,576	—	—	—	—
2031	100,725	1,886	—	—	—	—
2032	154,710	445	—	—	—	—
2033	151,800	445	—	—	—	—
2034	161,479	445	—	—	—	—
2035	171,064	445	—	—	—	—
2036	44,986	445	—	—	—	—
2037	126,489	445	—	—	—	—
2038	129,884	445	—	—	—	—
2039	74,402	445	—	—	—	—
2040	70,661	445
2041	66,921	1,195	—	—	—	—
2042	86,031	398	—	—	—	—
2043	80,188	398	—	—	—	—
2044	74,345	398	—	—	—	—
2045	24,154	1,371	—	—	—	—
2046	23,579	345	—	—	—	—
2047	156,514	345	—	—	—	—
2048	177,699	1,345	—	—	—	—
2049	192,485	1,752	—	—	—	—
2050	183,619	791	—	—	—	—
2051	213,991	3,086	—	—	—	—
2052	215,295	—	—	—	—	—
Total	4,398,583	42,901	2,439	67,994	11,278	1,483
Principal	2,339,770	23,942	1,539	61,139	10,658	1,386
Interest	2,058,813	18,959	900	6,855	620	97

Note:

(1)           Fiscal years ending March 31.

Source: National Treasury.

Debt Record

South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness in the last twenty years.

TABLES AND SUPPLEMENTARY INFORMATION

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds — in Rand) as of September 30, 2019

Interest Rate	Date of Issue	Maturity Date	Nominal Amount

7.25%	June 20, 2005	January 15, 2020	15,884,603,937
6.75%	September 1, 2006	March 31, 2021	48,964,709,007
2.75%	June 17, 2010	January 31, 2022	50,974,168,647	(1)
7.75%	June 22, 2012	February 28, 2023	119,437,352,549
5.50%	May 30, 2001	December 7, 2023	92,969,301,366	(1)
2.00%	July 4, 2012	January 31, 2025	67,155,093,135	(1)
10.50%	May 22, 1998	December 21, 2025	81,793,650,266
10.50%	May 22, 1998	December 21, 2026	81,793,650,266
10.50%	May 22, 1998	December 21, 2027	81,793,650,266
2.60%	September 27, 2007	March 31, 2028	59,194,190,467	(1)
1.88%	July 16, 2016	March 31, 2029	24,380,387,730	(1)
8.00%	October 4, 2013	January 31, 2030	176,191,024,973
7.00%	May 28, 2010	February 28, 2031	110,792,390,244
8.25%	June 13, 2014	March 31, 2032	122,150,123,098
3.45%	August 15, 2003	December 7, 2033	88,245,972,808	(1)
1.88%	July 15, 2015	February 28, 2033	35,868,813,957	(1)
8.88%	July 17, 2015	February 28, 2035	126,680,589,197
6.25%	July 21, 2006	March 31, 2036	104,262,552,145
8.50%	July 19, 2013	January 31, 2037	138,030,792,164
2.25%	July 4, 2012	January 31, 2038	65,073,613,902	(1)
9.00%	September 11, 2015	January 31, 2040	106,317,745,596
6.50%	June 4, 2010	February 28, 2041	93,381,856,496
8.75%	July 18, 2014	January 31, 2043	48,768,237,300
8.75%	July 18, 2014	January 31, 2044	48,768,237,300
8.75%	July 18, 2014	January 31, 2045	48,768,237,300
2.50%	July 17, 2013	March 31, 2046	60,038,638,447	(1)
8.75%	June 29, 2012	February 28, 2047	81,538,381,358
8.75%	June 29, 2012	February 28, 2048	81,538,381,358
8.75%	June 29,2012	February 28, 2049	81,538,381,358
2.50%	July 11, 2012	December 31, 2049	29,743,858,694	(1)
2.50%	July 11, 2012	December 31, 2050	29,743,858,694	(1)
2.50%	July 11, 2012	December 31, 2051	29,743,858,694	(1)
4.50%	December 1, 1986	Perpetual	10,410
5.00%	December 1, 1986	Perpetual	57,935
7.25%	June 20, 2005	January 15, 2020	2,443,455,207,610
6.75%	September 1, 2006	March 31, 2021	15,884,603,937
Total Funded Internal Debt			48,964,709,007

Note:

(1)           Inflation-linked bonds have been revalued using the relevant “reference CPI”.

Source: National Treasury.

Floating Internal Debt of the Republic of South Africa (Treasury Bills — in Rand) As of September 30, 2019

Interest Rate	Date of Issue	Maturity Date	Principal Amount
			(in Rand)
8.04%	October 3, 2018	October 3, 2019	2,735,000,000
8.15%	October 10, 2018	October 10, 2019	2,650,000,000
8.05%	October 17, 2018	October 17, 2019	3,000,000,000
8.07%	October 24, 2018	October 24, 2019	2,735,000,000
8.10%	October 31, 2018	October 31, 2019	2,735,000,000
8.09%	November 7, 2018	November 7, 2019	2,735,000,000
8.13%	November 14, 2018	November 14, 2019	2,735,000,000
8.14%	November 21, 2018	November 21, 2019	2,735,000,000
8.17%	November 28, 2018	November 28, 2019	2,735,000,000
8.21%	December 5, 2018	December 4, 2019	2,475,000,000
8.24%	December 12, 2018	December 11, 2019	2,881,000,000
8.34%	December 19, 2018	December 18, 2019	2,262,000,000
8.44%	December 27, 2018	December 27, 2019	2,460,000,000

8.37%	January 2, 2019	January 2, 2020	2,735,000,000
8.30%	January 2, 2019	October 3, 2019	2,595,000,000
8.26%	January 9, 2019	January 8, 2020	2,735,000,000
8.16%	January 9, 2019	October 10, 2019	2,595,000,000
8.16%	January 16, 2019	January 15, 2020	2,735,000,000
8.07%	January 16, 2019	October 17, 2019	2,595,000,000
8.06%	January 23, 2019	January 22, 2020	2,735,000,000
7.99%	January 23, 2019	October 24, 2019	2,595,000,000
8.00%	January 30, 2019	January 29, 2020	2,735,000,000
7.93%	January 30, 2019	October 31, 2019	2,595,000,000
7.91%	February 6, 2019	February 5, 2020	2,735,000,000
7.85%	February 6, 2019	November 7, 2019	2,395,000,000
7.85%	February 13, 2019	February 12, 2020	2,735,000,000
7.82%	February 13, 2019	November 14, 2019	2,395,000,000
7.88%	February 20, 2019	February 19, 2020	2,735,000,000
7.85%	February 20, 2019	November 21 2019	2,395,000,000
7.80%	February 27, 2019	February 26, 2020	2,735,000,000
7.81%	February 27, 2019	November 28, 2019	2,395,000,000
7.73%	March 6, 2019	March 4, 2020	2,735,000,000
7.72%	March 6, 2019	December 4, 2019	2,395,000,000
7.72%	March 13, 2019	March 11, 2020	2,735,000,000
7.68%	March 13, 2019	December 11, 2019	2,395,000,000
7.72%	March 20, 2019	March 18, 2020	2,735,000,000
7.65%	March 20, 2019	December 18, 2019	2,395,000,000
7.75%	March 27, 2019	March 25, 2020	2,735,000,000
7.61%	March 27, 2019	December 27, 2019	2,395,000,000
7.77%	April 3, 2019	April 1, 2020	2,735,000,000
7.61%	April 3, 2019	January 2, 2020	2,395,000,000
7.48%	April 3, 2019	October 3, 2019	2,125,000,000
7.73%	April 10, 2019	April 8, 2020	3,225,000,000
7.59%	April 10, 2019	January 8, 2020	2,950,000,000
7.47%	April 10, 2019	October 10, 2019	2,400,500,000
7.70%	April 17, 2019	April 15, 2020	3,225,000,000
7.59%	April 17, 2019	January 15, 2020	2,950,000,000
7.50%	April 17, 2019	October 17, 2019	2,445,000,000
7.72%	April 24, 2019	April 22, 2020	3,225,000,000
7.69%	April 24, 2019	January 22, 2020	2,678,560,000
7.55%	April 24, 2019	October 24, 2019	2,445,000,000
7.75%	May 2, 2019	April 29, 2020	3,225,000,000
7.73%	May 2, 2019	January 29, 2020	2,950,000,000
7.59%	May 2, 2019	October 31, 2019	2,445,000,000
7.80%	May 9, 2019	May 6, 2020	3,225,000,000
7.75%	May 9, 2019	February 5, 2020	2,950,000,000
7.58%	May 9, 2019	November 7, 2019	2,445,000,000
7.79%	May 15, 2019	May 13, 2020	3,225,000,000
7.74%	May 15, 2019	February 12, 2020	2,950,000,000

7.57%	May 15, 2019	November 14, 2019	2,445,000,000
7.74%	May 22, 2019	May 20, 2020	3,225,000,000
7.71%	May 22, 2019	February 19, 2020	2,950,000,000
7.56%	May 22, 2019	November 21, 2019	2,445,000,000
7.68%	May 29, 2019	May 27, 2020	3,225,000,000
7.66%	May 29, 2019	February 26, 2020	3,028,000,000
7.52%	May 29, 2019	November 28, 2019	3,100,000,000
7.71%	June 5, 2019	June 3, 2020	3,225,000,000
7.69%	June 5, 2019	March 4, 2020	2,950,000,000
7.49%	June 5, 2019	December 4, 2019	2,445,000,000
7.67%	June 12, 2019	June 10, 2020	3,225,000,000
7.59%	June 12, 2019	March 11, 2020	2,950,000,000
7.41%	June 12, 2019	December 11, 2019	3,537,000,000
7.61%	June 19, 2019	June 17, 2020	3,225,000,000
7.56%	June 19, 2019	March 18, 2020	2,950,000,000
7.36%	June 19, 2019	December 18, 2019	2,747,000,000
7.54%	June 26, 2019	June 24, 2020	3,225,000,000
7.48%	June 26, 2019	March 25, 2020	2,950,000,000
7.30%	June 26, 2019	December 27, 2019	2,939,800,000
7.55%	July 3, 2019	July 1, 2020	3,225,000,000
7.50%	July 3, 2019	April 1, 2020	2,950,000,000
7.50%	July 3, 2019	January 2, 2020	2,445,000,000
7.23%	July 3, 2019	October 3, 2019	2,400,000,000
7.52%	July 10, 2019	July 8, 2020	3,225,000,000
7.49%	July 10, 2019	April 8, 2020	2,950,000,000
7.49%	July 10, 2019	January 8, 2020	2,445,000,000
7.21%	July 10, 2019	October 10, 2019	2,400,000,000
7.48%	July 17, 2019	July 15, 2020	3,225,000,000
7.43%	July 17, 2019	April 15, 2020	2,950,000,000
7.43%	July 17, 2019	January 15, 2020	2,445,000,000
7.16%	July 17, 2019	October 17, 2019	2,400,000,000
7.48%	July 24, 2019	July 22, 2020	3,291,250,000
7.42%	July 24, 2019	April 22, 2020	3,335,000,000
7.42%	July 24, 2019	January 22, 2020	2,445,000,000
7.08%	July 24, 2019	October 24, 2019	1,942,700,000
7.49%	July 31, 2019	July 29, 2020	3,468,430,000
7.47%	July 31, 2019	April 29, 2020	3,255,000,000
7.47%	July 31, 2019	January 29, 2020	782,500,000
7.11%	July 31, 2019	October 31, 2019	3,514,070,000
7.54%	August 7, 2019	August 5, 2020	3,230,500,000
7.52%	August 7, 2019	May 6, 2020	3,282,500,000
7.52%	August 7, 2019	February 5, 2020	1,890,000,000
7.14%	August 7, 2019	November 7, 2019	2,617,000,000
7.55%	August 14, 2019	August 12, 2020	3,225,000,000
7.52%	August 14, 2019	May 13, 2020	2,950,000,000
7.52%	August 14, 2019	February 12, 2020	2,445,000,000

7.13%	August 14, 2019	November 14, 2019	2,400,000,000
7.52%	August 21, 2019	August 19, 2020	3,225,000,000
7.52%	August 21, 2019	May 20, 2020	2,950,000,000
7.52%	August 21, 2019	February 19, 2020	2,445,000,000
7.13%	August 21, 2019	November 21, 2019	2,400,000,000
7.48%	August 28, 2019	August 26, 2020	3,225,000,000
7.51%	August 28, 2019	May 27, 2020	2,950,000,000
7.51%	August 28, 2019	February 26, 2020	2,445,000,000
7.09%	August 28, 2019	November 28, 2019	2,400,000,000
7.52%	September 4, 2019	September 2, 2020	2,425,000,000
7.50%	September 4, 2019	June 3, 2020	2,950,000,000
7.50%	September 4, 2019	March 4, 2020	3,245,000,000
7.06%	September 4, 2019	December 4, 2019	2,400,000,000
7.50%	September 11, 2019	September 9, 2020	3,225,000,000
7.47%	September 11, 2019	June 10, 2020	2,950,000,000
7.47%	September 11, 2019	March 11, 2020	2,445,000,000
7.03%	September 11, 2019	December 11, 2019	2,400,000,000
7.44%	September 18, 2019	September 16, 2020	3,225,000,000
7.41%	September 18, 2019	June 17, 2020	2,950,000,000
7.41%	September 18, 2019	March 18, 2020	2,445,000,000
6.99%	September 18, 2019	December 18, 2019	2,400,000,000
7.46%	September 25, 2019	September 23, 2020	3,225,000,000
7.42%	September 25, 2019	June 25, 2020	2,950,000,000
7.42%	September 25, 2019	March 25, 2020	2,445,000,000
6.86%	September 25, 2019	December 27, 2019	2,400,000,000
8.04%	October 3, 2018	October 3, 2019	2,735,000,000
		October 10, 2019
		Total Floating Internal Debt	358,817,810,000

Note:

(1)                                 Excludes borrowing from the Corporation for Public Deposits to the amount of R58,075,323,689.06.

Source: National Treasury.

Funded External Debt of the Republic of South Africa as of March 31, 2019/December 31, 2019

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
6.30%	May 15, 2018	May 15, 2048	$600,000,000
2.50%	February 2, 1998	May 20, 2021	¥141,120,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
4.875%	April 14, 2016	April 14, 2026	$1 250,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
5.50%	March 5, 2010	September 3, 2020	$1,619,112,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
4.665%	January 17, 2012	January 17, 2024	$1,500,000,000
5.875%	September 16, 2013	September 16, 2025	$2,000,000,000
5.375%	July 24, 2014	July 24, 2044	$1,000,000,000
3.750%	July 24, 2014	July 24, 2026	€500,000,000
5.0%	October 12, 2016	October 12, 2046	$1,000,000,000
4.30%	October 12, 2016	October 12,2028	$2,000,000,000
3.903%	September 24, 2014	June 24, 2020	$500,000,000
4.850%	September 27, 2017	September 27, 2027	$1000,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.650%	September 27, 2017	September 27, 2047		$1,500,000,000
5.875%	May 15, 2018	May 15, 2030		$1,400,000,000
4.850%	September 30, 2019	September 30, 2029		$2,000,000,000.00
5.750%	September 30, 2019	September 30, 2029		$3,000,000,000.00
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		£555,619.56
5.10% Commercial Fixed	December 15, 2009 - October 15, 2010	April 15, 2011 - April 15, 2020		£938,061.68
5.25% Commercial Fixed	March 23, 2011	October 15, 2011 - April 15, 2020		£831,188.33
6.77% MC CIRR	July 22, 2005	April 15, 2009 - October 15, 2018		£5,734.59
5.79% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$185,049.82
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 - October 15, 2018		$80,300.36
5.55% Commercial Fixed	October 15, 2003 - April 15, 2004	April 15, 2009 - October 15, 2018		$1,837,157.28
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$36,713.38
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$9,432.99
5.40% Commercial Fixed	June 22, 2007 - August 19, 2009	April 15, 2009 - October 15, 2018		$529,644,00
5.16% Commercial Fixed	June 6, 2008 - August 19, 2009	April 15, 2009 - October 15, 2018		$812,578.64
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018		$6,148.44
5.49% Commercial Fixed	April 17, 2001 - July 15, 2003	April 15, 2009 - October 15, 2018	SEK	21,863,050.48
3.90% Commercial Fixed	April 15, 2005 - July 22, 2005	April 15, 2011 - April 15, 2020	SEK	35,196,163.67
4.30% Commercial Fixed	October 17, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020	SEK	83,684,084.10
3.81% Commercial Fixed	October 26, 2004 - July 22, 2005	April 15, 2009 - October 15, 2018	SEK	26,328,363.35
4.24% Commercial Fixed	October 17, 2005 - January 16, 2006	April 15, 2009 - October 15, 2018	SEK	8,986,613.06
4.57% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2009 - October 15, 2018	SEK	10,863,889.67
5.03% Commercial Fixed	January 15, 2007 - April 16, 2007	April 15, 2009 - October 15, 2018	SEK	2,860,440.01
4.60% Commercial Fixed	April 18, 2006 - October 16, 2006	April 15, 2011 - April 15, 2020	SEK	252,405,610.79
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 - April 15, 2020	SEK	58,203,583.63
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 - April 15, 2020	SEK	115,566,105.66
4.52% Commercial Fixed	July 21, 2004 - October 17, 2005	April 15, 2009 - October 15, 2018		€19,807.85
4.57% Commercial Fixed	April 15, 2005 - January 17, 2006	April 15, 2011 - April 15, 2020		€6,503,659.52
4.76% Commercial Fixed	April 18, 2006 - July 17, 2006	April 15, 2011 - April 15, 2020		€10,442,988.80
5.16% Commercial Fixed	October 15, 2006 - April 16, 2007	April 15, 2009 - October 15, 2018		€481,989.50
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 - April 15, 2020		€3,250,381.08
6.28% Commercial Fixed	October 16, 2006 - January 15, 2007	April 15, 2009 - October 15, 2018		£1,125.28
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020		$2,885,310.94
6.61% Commercial Fixed	July 15, 2002 - April 15, 2004	April 15, 2009 - October 15, 2018		$841,526.63
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 - April 15, 2020		$11,710,221.53
5.89% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$425,062.02
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 - April 15, 2020		$5,524,426.
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 - October 15, 2018		€264,403.58
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		€96,920.72
5.29% Commercial Fixed	June 25, 2007 - July 24, 2007	April 15, 2009 - October 15, 2018	SEK	3,580,533.42
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020		$56,326.10
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$67,160.64
5.70% Commercial Fixed	December 15, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018		$613,700.38
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 - April 15, 2020		$43,775.36
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 - October 15, 2018		£1,682.51
5.35% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		£1,065,727.96
5.18% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020		€2,957,919.06
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020		$4,085,152.65
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020		$8,937,234.14
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020		$5,819,166.44
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020		$2,042,576.75
5.34% Commercial Fixed	May 15, 2007 - October 15, 2007	April 15, 2011 - April 15, 2020	SEK	44,650,820.86
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 - April 15, 2020	SEK	41,670,139.55
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 - April 15, 2020	SEK	85,826,425.44
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 - April 15, 2020	SEK	73,751,313.85
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 - April 15, 2020	SEK	31,041,897.39
5.50% Commercial Fixed	July 31, 2008 - August 18, 2009	April 15, 2009 - October 15, 2018	SEK	26,972,921.48
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 - October 15, 2018	SEK	00.00
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	1,396,236.20
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 - April 15, 2020	SEK	1,133,374.20
5.425% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2011 - April 15, 2020	SEK	11,869,625.12
5.80% Commercial Fixed	October 23, 2009 - April 15, 2010	April 15, 2010 - October 15, 2018	SEK	14,724,300.10
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 - April 15, 2020	SEK	20,801,359.91
5.475% Commercial Fixed	May 20, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020	SEK	15,977,301.87
5.525% Commercial Fixed	December 13,2010 - April 16, 2012	October 15, 2011 - April 15, 2020	SEK	18,348,639.14
5.565% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020	SEK	23,608,344.12
5.595% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020	SEK	12,402,808.15
5.575% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$882,591.67

Interest Rate	Date of Issue	Maturity Date	Nominal Amount

5.355% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$570,943.28
5.47% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$768,527.45
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 - April 15, 2020		$372,141.13
5.695% Commercial Fixed	March 8, 2010 - October 15, 2010	April 15, 2011 - April 15, 2020		$500,926.56
5.80% Commercial Fixed	December 13, 2010 - April 16, 2012	October 15, 2011 - April 15, 2020		$575,273.66
5.905% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$740,177.93
5.68% Commercial Fixed	October 17, 2011	April 15, 2012 - April 15, 2020		$1,135,589.79
5.775% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$596,590.06
6.00% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		$388,872.87
5.43% Commercial Fixed	December 7, 2011 - March 20, 2012	April 15, 2011 - April 15, 2020		£876,635.46
1.750% Commercial Fixed	April 15, 2009 - September 11, 2012	April 15, 2011 - April 15, 2020		$578,784.59
1.158% Commercial Fixed	April 16, 2012	October 15, 2012 - October 15, 2018		€12,705.01
1.671% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020		£348,042.69
1.525% Commercial Fixed	May 8, 2012 - September 11, 2012	April 15, 2011 - April 15, 2020		$700,746.69
2.162% Commercial Fixed	October 23, 2009	April 15, 2010 - October 15, 2018	SEK	165,072.22
2.287% Commercial Fixed	May 8, 2012 - September 11, 2012	October 15, 2012 - April 15, 2020	SEK	10,242,342.71

Note:

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: National Treasury.

Total External Debt by Currency as of December 31, 2019

Euro		€505,788,736.89

Pound Sterling		£1,153,819.07

Swedish Krone	SEK	230,645,017.22

U.S. Dollars		$22,131,366,809.18

Yen		¥60,141,120,00.00